82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

06011990

IAG
Insurance Australia Group

16 March 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

G:\CSCDept\CSCUser\Correspondence\2006\Ltr\GR\US SEC 160306.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holders upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holders, ie $2 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,594,935,408	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	232,564	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date: 27 January 2006
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

27 January 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

MEDIA SPECULATION

In response to media speculation, IAG confirms it is in discussion with China Pacific Property Insurance Co, Limited about a proposed investment in that Company.

If any agreement is reached, IAG will advise the market accordingly.

Yours sincerely

Glenn Revell
Company Secretary

sults for the six months ended 31 December 2005 compared to the
:vious corresponding period, stated under new international financial
ıorting standards.

FINANCIAL HIGHLIGHTS

$461m	**Net profit after tax** increased 2% to $461m from $452m.
$3,085m	**Revenue** remained steady at $3,085m, compared to $3,084m, in a highly competitive market.
$277m	**Underwriting profit** increased 26.5% from $219m to $277m.
$469m	**Insurance profit** decreased $13m or 2.7% from the record performance achieved in the prior comparative period.
$345m	**Investment income** on shareholders' funds reached record levels, rising 21% on the back of strong equity markets.
15.2%	**Insurance margin** of 15.2% was in line with the four previous half-year periods and the full-year guidance of 14%–16%.
13.5c	**Interim dividend** of 13.5 cents per share, fully franked, was up 12.5% on the previous interim dividend.
$200m	The amount of **capital being returned** to shareholders by 30 June 2006.

CORPORATE DIRECTORY

Share Registry Contact Details

Computershare Investor Services Pty Limited
GPO Box 4709
Melbourne Vic 3001

Telephone (within Australia) 1300 360 688
Telephone (outside Australia) +61 3 9415 4210
Fax (03) 9473 2470
Email iag@computershare.com.au

Hand deliveries can be made to
Level 2, 60 Carrington Street, Sydney NSW 2000

Registered Office

Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000

Telephone (02) 9292 9222
Fax (02) 9292 8072

Group Company Secretary
Anne O'Driscoll FCA, ANZIIF (Fellow), GAICD

Insurance Australia Group Limited
ABN 60 090 739 923
www.iag.com.au

Help us help the environment and reduce costs
You may elect not to receive IAG's annual reports and interim reports by mail. Simply complete the form enclosed with this report, or register online at *www.iag.com.au/shareholdercentre*.

Printed on Australian made recycled paper.

CONTINUING THE IAG RISK MANAGEMENT STORY:

IAG INTERIM REPORT 2006



This report, 'part 2.5', is an instalment in an ongoing series of reports which aim to demonstrate a risk management story must be told over the longer term. It provides a six-month update on the performance of a long term investment.

IAG Insurance Australia Group

82-34821

HOW WE'VE PERFORMED

FINANCIAL PERFORMANCE

	As at 31 Dec 2004 $m	As at 31 Dec 2005 $m
Net premium revenue	3,084	**3,085**
Net claims expense	(2,063)	**(1,970)**
Commission expense	(253)	**(254)**
Underwriting expense	(549)	**(584)**
Underwriting profit	219	**277**
Insurance profit	482	**469**
Net profit attributable to holders of ordinary shares	**452**	**461**

FINANCIAL POSITION

	As at 31 Dec 2004 $m	As at 31 Dec 2005 $m
Investments	10,409	**10,808**
Other assets	4,265	**4,548**
Intangibles	1,479	**1,538**
Total assets	**16,153**	**16,894**
Claims provisions and unearned premium	10,045	**10,363**
Borrowings and other liabilities	1,777	**2,762**
Total liabilities	**11,822**	**13,125**
Net assets*	**4,331**	**3,769**
Equity attributable to IAG shareholders	3,772	**3,597**
Minority interests	559	**172**
Total equity	**4,331**	**3,769**

* The decrease in net assets is largely due to the reclassification of reset preference shares as liabilities under new international financial reporting standards.

The Board also plans to return $200 million in surplus capital to shareholders by 30 June 2006. With around $870 million in capital surplus to that required to maintain our internal benchmark and regulatory requirements, we are pleased to be in the financial position to return capital to shareholders as well as make further international investments.

PATHWAYS TO GROWTH

To continue to meet our goal of delivering top quartile shareholder return over the long term, our strategy has been to seek incremental revenue offshore to supplement our domestic businesses.

In line with this strategy, we have taken some significant steps to build an international portfolio of insurance assets, with our initial focus on Asia. We have:

- signed a memorandum of understanding to invest in 24.9% of China's second largest general insurer, China Pacific Property Insurance Company. If successful, this represents the largest single investment in China by an Australian company to date;
- acquired an additional 16.7% stake in Thailand's Safety Insurance, taking our shareholding to 38.3%. We are currently seeking to further increase this holding through an offer to Safety Insurance shareholders;
- acquired an initial 30% stake in Malaysia's AmAssurance; and
- acquired Royal & SunAlliance Thailand (now branded NZI), which is already contributing incremental earnings.

Successful completion of all of these investments would enable us to participate in companies with annual gross written premium of more than $3 billion, of which the Group would have an interest in more than $800 million, and provide us with a foothold to participate in the world's fastest growing insurance markets. Further opportunities are in the pipeline and we are confident that other deals can be executed which add value for shareholders.

OUTLOOK

Looking to the future, we expect to deliver a full-year insurance margin of 14%–16% and we remain on track to achieve 10% growth in dividends, barring any material insurance losses outside our normal expectations.

We will maintain our margins by sticking to our plan of balancing risk-based pricing while retaining a leading market position, maintaining strong customer relationships and continually looking for opportunities to operate our business more efficiently. At the same time, we will aim to bed down our investments in Asia, while continuing our search for further international expansion opportunities.

Beyond the current financial year, we believe the strength of our franchise and our market position in Australia and New Zealand, should enable us to deliver returns that are 2%–3% ahead of the insurance market average. And we remain confident that our Asian platform will generate value for you, our shareholders.



James Strong
Chairman



Michael Hawker
CEO

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ASTBURY
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trustee and Beneficiary of superannuation fund. Registered holder is Astbury Family Super Fund.
Date of change	1 March 2006
No. of securities held prior to change	1. 10,083 (Direct interest) 2. 26,211 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Class	Ordinary Shares
Number acquired	9,400
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,204.

+ See chapter 19 for defined terms.

No. of securities held after change	1. 10,083 (Direct interest) 2. 26,211 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 29,400 (Beneficiary and trustee of a superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	6 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	24 February 2006
No. of securities held prior to change	1. 1,210,059 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited.
Class	Ordinary Shares
Number acquired	168,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	An exercise price of $1 has been paid by the Performance Award Rights (PARs) holder upon the exercise of PARs irrespective of the number rights exercised by the holder, ie $1 in total.

+ See chapter 19 for defined terms.

No. of securities held after change	1. 1,378,059 ordinary shares 2. 1000 Reset Exchangeable Securities (RES) issued by IAG's wholly owned subsidiary, IAG Finance (New Zealand) Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of employee PARs.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights ('PAR') Plan Trust Deed.
Nature of interest	PARs granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR Plan Trust in accordance with the PAR Plan.
Name of registered holder (if issued securities)	N/A
Date of change	24 February 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	1,800,000 PARs
Interest acquired	N/A
Interest disposed	168,000 PARs
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$1. See Part 1 above.
Interest after change	1,632,000 PARs

+ See chapter 19 for defined terms.

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
Directory

Stock Exchange Listings of the Group

Australian Stock Exchange Limited
ASX code for ordinary shares: **IAG**
ASX codes for reset preference shares: **IAGPA** (Listed June 2002) and **IAGPB** (Listed June 2003)
ASX code for Reset Exchangeable Securities: **IANG** (Listed January 2005)

Investor Information/Administration

Computershare Investor Services Pty Limited
452 Johnston Street, Abbotsford VIC 3067
Or by mail to
GPO Box 4709
Melbourne VIC 3001

Telephone:	1300 360 688
Email:	iag@computershare.com.au
Facsimile:	(03) 9473 2470
Website:	**www.iag.com.au**

Investor Relations

Email: investor.relations@iag.com.au

Ms Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

Telephone:	(02) 9292 3169
Facsimile:	(02) 9292 3109
Email:	anne.o'driscoll@iag.com.au

Registered Office

Level 26, 388 George Street
SYDNEY NSW 2000
Telephone: (02) 9292 9222

Key dates for shareholders – proposed calendar of events*

Interim dividend – ordinary shares	
▸ Ex-dividend date	2 March 2006
▸ Record date	8 March 2006
▸ Payment date	10 April 2006
Due date for IANG quarterly distribution	15 March 2006
Due date for IAGPA, IAGPB and IANG distributions	15 June 2006
Announcement of annual results to 30 June 2006	24 August 2006
Final dividend – ordinary shares	
▸ Ex-dividend date	31 August 2006
▸ Record date	6 September 2006
▸ Payment date	9 October 2006
Due date for IANG quarterly distribution	15 September 2006
Annual General Meeting	15 November 2006
Due date for IAGPA, IAGPB and IANG distributions	15 December 2006
Announcement of half year results – 31 December 2006	22 February 2007

these dates are indicative dates only and are subject to change.

CONTENTS

1. Introduction 1

1.1 Operating environment in 1H06 – Australia and New Zealand 1

1.2 International expansion 2

1.3 Balance sheet strength 3

1.4 Outlook 3

1.5 Changes in reporting format 4

2. Key Elements Of Half-year Results 5

A. Group Insurance Ratios 8

B. Results by Business Area 9

Australian Personal Lines 10

A. Operational Results 11

B. Premiums and market share 12

B.1 Short-tail personal lines - Premiums 12

B.2 Long-tail personal lines - Premiums 13

B.3 Customer focus/measures 14

C. Claims experience & frequency 14

C.1 Short-tail personal lines - Claims 14

C.2 Long-tail personal lines - Claims 15

Australian Commercial Lines 17

A. Operational Results 18

B. Regulations 19

C. Operating improvements/service offerings 19

D. Fee based businesses/managed schemes 20

E. Discontinued Businesses 21

E.1 Inwards Reinsurance 21

E.2 Asbestos Liabilities 21

International 22

A. International – New Zealand 23

B. International – Asian Operations 26

B.1 IAG South East Asia Operations 26

B.2 China 27

Investments 29

A. Strategy with Investment Portfolios 29

B. Key changes in the portfolios during 1H06 29

C. Investment Performance 30

D. Asset Class Exposure 31

E. Group Assets Under Management 32

Corporate 34

A. Corporate 34

B. Changes in Financial Legislative Requirements 35

B.1 International Financial Reporting Standards 35

B.2 APRA Stage 2 Reforms 37

Balance Sheet, Captial and Dividends 37

A. Balance Sheet 37

A.1 Unearned premium, deferred acquisition costs and liability adequacy test 38

B. Capital Management 39

B.1 Capital adequacy/MCR 39

B.2 Target capital mix 41

B.3 Total capitalisation and debt as at 31 December 2005 42

B.4 Reset Preference Shares 43

B.5 Reset Exchangeable Securities (RES) 43

B.6 Reinsurance 44

C. Return on equity 45

D. Dividends 46

D.1 Dividend policy and distributable earnings 46

D.2 Dividend on ordinary shares 46

E. Sensitivity analysis 47

E.1 Investment market sensitivities 47

E.2 Operational sensitivities 47

Appendix A – Group strategy and sustainable returns 48

Appendix B - Product and Geographical Diversification 50

Appendix C – Statutory classes 51

Appendix D - Key ASX releases 52

Appendix E - Share Price Trends & Top 20 Registered Holdings 55

Appendix F - A Snapshot of IAG 58

Appendix G – Glossary 59

Appendix H – Reconciliations to previous basis of reporting 61

1. Introduction

- The Group produced another record profit result with net profit after tax attributable to holders of ordinary shares of $461m, which is a 40.5% improvement on 2H05 ($328m) and 2.0% on 1H05 ($452m).
- This result includes an insurance profit before tax of $469m, compared with $465m in 2H05 and $482m in 1H05. This represents an insurance margin of 15.2% compared with 15.5% in 2H05 and 15.6% in 1H05.
- The result also includes pre-tax income on shareholders' funds investments of $345m (1H05: $285m) following another very strong performance in equity markets.
- The increase in the Group's profitability has enabled it to declare a 12.5% increase in its interim dividend to 13.5 cents per ordinary share. This is consistent with its goal of 10% growth in dividends per share for FY06.
- The Group's capital position, measured as a multiple of APRA's minimum capital requirements applied to the Group, remains very strong at 2.04x. The Board has resolved to move to return $200m to shareholders by the end of 2H06.
- All figures presented in this report for 1H06 are stated using Australian standards issued as equivalents to International Financial Reporting Standards (AIFRS). Comparative information for 1H05 and 2H05 has been restated unless otherwise specified. Reconciliations to the previous basis of reporting are provided in appendix H to this report.

1.1 Operating environment in 1H06 – Australia and New Zealand

- The operating environment during 1H06 was challenging, with a further escalation of competitive pressure in both the personal and commercial lines markets. Despite this, the Group delivered an insurance margin of 15.2% in 1H06, in line with its original the guidance of the FY06 margin being between 13.5% and 16.3%.
- The commercial insurance market has continued to experience "soft" conditions. The benefits of tort reform have justified rate reductions in public liability, while the international insurance cycle has been the key factor in most other classes. Industry reports have indicated rate revisions in commercial lines averaging around 9%, with particular segments such as the corporate market and some occupation groups exceeding this average, and the small to medium enterprises (SME) and other occupation groups being below this average. Although there have been reports of instances of weakening in policy terms and conditions, there are no signs that this is endemic. Industry profitability still appears to be at acceptable levels, although relatively lower than the previous year as lower priced premium is earned.
- The personal lines market has also experienced strong competition, with all major market participants increasing advertising presence. During 1H06 there was a gradual movement towards price-based marketing, indicating increasing pressure on profitability in this segment, even though average price increases have lagged either or both general inflation and claims inflation for a couple of years. However, there are no signs of a "price war" as price changes have been minimal.
- APRA's statistics on total industry premium revenue (excluding inwards reinsurance) for the year to 30 September 2005 show a reduction year on year of 0.5% from $22.8bn to $22.7bn. A further fall is anticipated when the December quarter results are published, given the market conditions noted above. This contrasts with the Group's expectation of a flat market in the year to June 2006 when it reported its 2H05 results.
- The market conditions in New Zealand have been broadly similar, although industry premium growth in the year to September 2005 was 4.1%, as measured by the Insurance Council of New Zealand.
- The Group's share of premium, using these statistics, grew marginally in Australia and remained static in New Zealand.

- The Group's strategy for both commercial and personal lines in these market conditions has been to focus more on defending its profitable business than seeking to grow, by striking a balance between its discipline on risk-based pricing and maintaining its leading market position to form the basis for profitability through the industry cycles it faces.
- The Group had an additional challenge in its ability to sustain premium growth during 1H06, as it generates approximately 43% of its GWP in New South Wales (NSW) and the Australian Capital Territory (ACT), where economic growth has been very slow relative to the rest of Australia.
- As a result of all these factors, GWP reduced by 3.7% relative to 1H05.
- Further information on the Group's performance and response to the market dynamics are contained in the segment commentary in this report.

1.2 *International expansion*

- In recognition of the maturity of the Australian and New Zealand markets and the Group's leading position in them, in 2002 the Group embarked on a strategy to expand internationally. Since 30 June 2005, the following results have been achieved:
  - Completed the acquisition of Royal & SunAlliance's general insurance operation in Thailand in July 2005. This business, now renamed IAG Insurance (Thailand) Ltd and operating under the NZI brand, has been consolidated for the first time and contributed $16m in GWP for the half-year to December 2005;
  - Agreed to acquire a strategic stake of 30% in Malaysian insurer AmAssurance Berhad for $69m. This business generates around $270m in annual GWP. The Group expects this transaction to be completed by the end of February 2006.
  - Signed a memorandum of understanding with China Pacific Insurance Company to acquire an initial stake of 24.9% in China Pacific Property Insurance Co, Limited, the second largest general insurer in China. Its reported GWP for the ten months to October 2005 was $2.2bn; and
  - Increased the Group's investment in Thailand's Safety Insurance to 38.3% and made an offer to acquire the balance of the shares. This offer is currently open and puts a value of approximately $87m on the whole company, which generates approximately $100m in annual GWP.
- The current total combined annual GWP generated by these operations is approximately $3bn. Upon completion of the Group's investments, and calculated on an equity proportion basis, the Group's share of this total combined GWP would represent GWP of approximately $800m. This post-completion share of GWP will provide the Group with a mix of consolidated revenue, dividend streams, and the reinsurance revenue. The reinsurance revenue from these investments would most likely take the form of quota share business.
- The Group's share of total combined GWP is likely to rise over the mid-term if regulatory approvals are given permitting the Group to increase its equity holdings in these investments.
- These investments provide the Group with a foothold to participate in a number of the world's fastest growing insurance markets, leveraging the Group's world-class skills in motor underwriting and claims management. Other opportunities are in the pipeline and the growing recognition in Asia of the Group's expertise in underwriting and claims management provides growing confidence that further deals can be executed which will add value for shareholders.

1.3 *Balance sheet strength*

- The Group's profitability over the last few years from strong insurance margins combined with positive gains on equity markets, has led to the accumulation of approximately $870m of surplus capital as at 31 December 2005. This is based on the excess capital above the Group's internal benchmark of 1.55x APRA's minimum capital requirements as applied to the Group figures.
- The interim dividend on ordinary shares and the servicing obligations on the Group's reset preference shares will utilise approximately $230m.
- Taking into account the Group's expectations on the timing and quantum of settling the Asian transactions announced to date, the earnings prospects of the current operations and the Group's funding position, the Group is announcing its intention to return $200m of surplus capital to shareholders during 2H06, in addition to the interim dividend.
- The most efficient form for this additional return to shareholders is yet to be determined. Buy-backs and special dividends are under consideration and alternatives that would utilise some of the Group's surplus franking capacity are also being investigated.
- The Group continues to maintain its very strong 'AA' (stable) insurer financial strength ratings from S&P for its key wholly-owned insurance entities.
- The Group has sustained a probability of adequacy (POA) for all insurance liabilities (i.e. including the liability on unexpired premium), above 90%. It increased from 90.2% at June 2005 to 90.5% at December 2005. Within this, the Group's net claims reserves have an estimated POA of 91.8%, a slight reduction from 92.5% at 30 June 2005.

1.4 *Outlook*

- During 2H06 the Group expects to:
  - Sustain insurance margins such that the FY06 margin will be between 14% and 16%;
  - Maintain its market share in Australia and New Zealand, providing pricing is at sustainable levels;
  - Continue to work on completing the international investments noted above and pursuing other opportunities in accordance with its stated strategy; and
  - Undertake a return of capital of $200m to shareholders.
- The Group's outlook for premium growth is dependent on the timing of the completion of the Asian investments outlined above as these have a material bearing on its growth prospects.
- At a macro level, the Group expects:
  - The Australian and New Zealand insurance markets will continue the historic trends of growing at 1.5 – 2.0 times GDP measured over cycles. The point at which premium rates rise will depend on a number of external factors in the local economy and international insurance markets; and
  - The rates of growth in premium in the Group's Asian interests will exceed those of the Australian and New Zealand markets on both the higher economic growth rates in the region and the increasing penetration of general insurance in these markets as the populations accumulate more wealth.
- The Group's current position within the Australian and New Zealand markets is such that it should be able to sustain returns on equity of approximately 2 – 3% above the insurance industry average. How this translates into insurance margins depends on an individual insurer's mix of business from time to time and that insurer's views on capital required to back its business.

1.5 *Changes in reporting format*

- The financial information in this report has been prepared to reflect the following changes:
  - The Group is required to prepare financial reports adopting Australian equivalents to International Financial Reporting Standards (AIFRS) for the first time for the year ended 30 June 2006 and has applied them for the half year reporting period ended 31 December 2005; and
  - The Group has opted to re-classify the results of its captive reinsurer, IAG Re, by allocating the profit earned by the captive from reinsuring the Group's consolidated operations back to those businesses on a basis which reflects the profits it earned from those businesses. This has been done by adjusting the reinsurance expense in each business. The Group expects to generate some inwards reinsurance premium in the future from some of the Asian entities in which it acquires significant equity stakes. The results of any such operations will continue to be reported as part of the International Business segment.
- As a result of these changes, the financial information provided in respect of both 1H05 and 2H05 has been restated. The reconciliations of the originally reported results to the restated financials are available in appendix H of the report. Where information is presented for earlier financial periods (eg in trend graphs), the information has not been restated for AIFRS as the data necessary to do this is not readily available. Further details on the AIFRS adjustments are also provided in the Group's statutory financial statements for 1H06.
- The financial information for all periods prior to 1H05 has been restated for the change in treatment of the results of the Group's captive insurer.
- The changes in treatment of the captive results noted above are not reflected in the Group's statutory financial statements. The profit is the same in both formats but there are differences in premium, expenses and investment income on technical reserves, with a consequential minor difference in the reported insurance ratios.

2. Key Elements Of Half-year Results

Insurance Australia Group Financial Performance	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
Gross written premium	3,328	3,345	3,206
Gross earned premium	3,311	3,250	3,320
Reinsurance expense	(227)	(243)	(235)
Net premium revenue	3,084	3,007	3,085
Net claims expense	(2,063)	(1,985)	(1,970)
Commission expense	(253)	(247)	(254)
Underwriting expense	(549)	(556)	(584)
Underwriting profit	219	219	277
Investment income on technical reserves	263	246	192
Insurance profit	482	465	469
Net corporate expenses	(15)	(20)	(18)
Amortisation	(6)	(7)	(6)
Interest	(28)	(27)	(45)
Profit from fee based businesses	10	(27)	(1)
Investment income on shareholders' funds	285	170	345
NSW Insurance Protection tax	(10)	(10)	(11)
Profit before income tax	718	544	733
Income tax expense	(205)	(152)	(220)
Profit after income tax	513	392	513
Minority interests	(46)	(49)	(52)
Profit attributable to shareholders	467	343	461
Dividends paid on reset preference shares	(15)	(15)	-
Profit attributable to holders of ordinary shares	452	328	461

Insurance Ratios			
Loss ratio	66.9%	66.0%	63.9%
Expense ratio	26.0%	26.7%	27.1%
Commission ratio	8.2%	8.2%	8.2%
Administration ratio	17.8%	18.5%	18.9%
Combined ratio	92.9%	92.7%	91.0%
Insurance margin	15.6%	15.5%	15.2%

Financial Results/Ratios	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
Profit attributable to holders of ordinary shares (A$m)	$452	$328	$461
Reported ROE % (Average Equity) to holders of ordinary shares pa	29.2%	20.0%	26.4%
Normalised ROE % (Average Equity) to holders of ordinary shares pa	21.2%	16.5%	18.2%
Net cash flow from operations (A$m)	$431	$466	$164
Basic EPS (cents)	28.54	20.77	29.06
Diluted EPS (cents)	28.35	20.65	28.89
DPS	12.00	14.50	13.50
Probability of adequacy of general insurance claims reserves	> 90%	92.5%	91.8%
MCR multiple – Group	1.85x	2.00x	2.04x

- GWP for 1H06 is 3.7% lower than the prior comparative period. Of this, 0.2% results from depreciation in the value of the New Zealand dollar relative to the Australian dollar during 1H06. The GWP trends by division are:
  - A fall in GWP in the Australian personal lines business contributed 2.0% of the total reduction since 1H05. This is largely due to reduced volumes but was exacerbated by lower average premiums in its motor and CTP portfolios. This was partly offset by GWP growth in the home portfolio, with increased average premiums driven by increases in sums insured and pricing to take account of claims cost inflation and increases in fire services levy (FSL) rates in NSW and Victoria. Reduced volumes reflect a combination of:
    - Not renewing a large contract with a third party distributor during FY05 due to unacceptable terms;
    - Relatively poor competitive positioning in NSW directly distributed business for part of 1H06 due to both price positioning in some areas (which has been addressed) and competitor activity following negative publicity around the Care & Repair initiative; and
    - An increasing incidence of price cutting on personal lines products distributed by intermediaries as part of the reaction to the current soft market conditions in commercial.
  - The fall in GWP in the Australian commercial lines business contributed 2.0% of the reduction in the Group's GWP relative to 1H05. This is essentially due to the softening of rates compared with prior periods. The Group's experience of rate reductions is lower than that reported generally in the market due to its defensive mix of business; and
  - The International business grew the Group's GWP by 0.3% in Australian dollar terms. This included $16m from IAG Insurance (Thailand), now trading under the NZI brand since its acquisition in July 2005. GWP in New Zealand remained relatively stable between 1H05 and 1H06 in New Zealand dollar terms, reflecting softening rates in commercial and increased pricing in personal lines, supported by underlying volume growth.
- The 1H06 NEP was essentially unchanged relative to 1H05 and grew by 2.6% relative to 2H05, reflecting the trends in GWP mentioned above.
- The loss ratio for 1H06 of 63.9% included a 0.5% ($16m) benefit from the increase in discount rates applicable to claims reserves, which had a corresponding negative impact on investment income on technical reserves (through capital losses). Excluding this, the immunised loss ratio of 64.4% on an immunised basis, has remained relatively stable compared to 64.8% in 1H05 and 65.2% in 2H05.
- The expense ratio has increased from 26.0% in 1H05 to 27.1% in 1H06. The commission ratio was stable. The most significant factors in the change in the administration ratio are:
  - Fire services levy assessments that highlighted the levy allowances in premium (which were in accordance with ICA recommendations) were insufficient to fund the levies, which are assessed in arrears. Levies are collected on premium when written but the amount payable is not assessed by the fire brigades authorities until up to 18 months after the premium has been written. These assessments plus an adjustment for higher anticipated assessments in 2006 added $36m or 1.2% to the administration ratio;
  - A reduction in the quantum of acquisition costs that can be deferred given the reduced premiums. In 1H06, acquisition spending was lower than prior periods, corresponding with GWP trends. Therefore, the administration cost in 1H06 includes the recognition of higher acquisition expenses from prior periods combined with the deferral of lower acquisition expenses in 1H06, resulting in a net expense that added $35m or 1.1% to the expense ratio relative to 1H05. In prior periods, this resulted in a credit to expenses;
  - Increased marketing expenditure. The advertising spend was up about $10m; and
  - Delivery of expense savings, partially offsetting these increases in the ratio. During 1H06, $18m of the targeted annual savings of $31m in Australian personal lines and $5m of the targeted annual savings of $10m in Australian commercial lines division were delivered.

- Corporate expenses remained at the higher level incurred in 2H05, reflecting the ongoing activity pursuing Asian expansion opportunities.
- Amortisation relates to intangibles, essentially capitalised IT management contracts.
- The increase in interest expense of $18m is mainly attributable to the $15m in dividends paid to reset preference shareholders now being treated as interest expense under AIFRS. Due to transitional provisions adopted in respect of financial instruments, the prior periods have not been restated for this change in treatment.
- The interest expense and investment income in respect of reset exchangeable securities (RES) has been offset in "investment income on shareholders' funds", in accordance with AIFRS.
- The fee based business incurred a net loss of $1m. Losses were incurred in the Group's Chinese roadside assistance operation as it continues to invest in expansion. This offset the small profit from fee based businesses in the Australian Commercial Lines business.
- The strong equity market returns were the key driver of the investment returns on shareholders' funds increasing by $60m from 1H05 to $345m. The return on shareholders' funds investments was a yield of 13.9% in 1H06 compared to the 1H05 yield of 11.9% (these yields exclude return on the surplus capital fund and are not annualised).
- The NSW Insurance Protection Tax, levied on shareholders since the HIH failure in 2001, remains in force and costs the Group approximately $21m per annum.
- The effective tax rate remains around 30%.
- Earnings per share increased to 29.06c per ordinary share, essentially in line with the movement in profits – the number of shares on issue only increased by 0.6m or 0.04% during the period.

A. Group Insurance Ratios



Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
7.8%
8.2%
8.2%
8.2%
15.2%
14.9%
15.4%
14.7%
2H04
1H05
2H05
1H06
Administration ratio
FSL impact
Commission ratio



Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
64.9%
64.8%
65.2%
64.4%
64.1%
66.9%
66.0%
63.9%
2H04
1H05
2H05
1H06
Loss Ratio
Immunised Loss ratio



Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
91.4%
90.8%
91.9%
91.5%
90.6%
92.9%
92.7%
91.0%
2H04
1H05
2H05
1H06
Combined Ratio
Immunised Combined ratio



Insurance margin (before tax)
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H04
1H05
2H05
1H06

Notes to Graphs:

- *Only 1H05 and subsequent periods have been restated for AIFRS.*
- *The re-allocation of the Group's captive applies to all periods displayed above.*
- *The immunised loss and combined ratios are determined by assuming constant bond yields within each reporting period.*

	Half-year ended Jun 04	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
Reported loss ratio	64.1%	66.9%	66.0%	63.9%
Discount rate effect	0.8%	(2.1%)	(0.8%)	0.5%
Immunised loss ratio	**64.9%**	**64.8%**	**65.2%**	**64.4%**
Expense ratio	26.5%	26.0%	26.7%	27.1%
Immunised combined ratio	**91.4%**	**90.8%**	**91.9%**	**91.5%**

- The Group has sustained very stable results reflecting both its disciplined approach to risk-based underwriting and the diversity of its portfolio within Australia and New Zealand. During 1H06, some savings on the net claims expense – generating a lower loss ratio – were offset by some increased expenses, most notably the fire services levy adjustment noted earlier.
- The marginal increase in the immunised combined ratio relative to 1H05 and decrease relative to 2H05, as shown in the table above, mask the following underlying experience:
  - In 2H05 the Group experienced $100m more in gross losses from storms relative to both 1H05 and 1H06, which both experienced similar levels of storm activity;
  - Whilst 1H06 experienced a lower level of storm related losses, the incidence of large commercial property losses increased by $19m (net of reinsurance) compared to 1H05;
  - Very benign claims experience in New Zealand during 1H06; and
  - Continuing favourable experience relative to reserving assumptions for commercial liability classes while inflation assumptions for future claims for the NSW and ACT CTP portfolios had to be increased, following an upwards trend in average weekly earnings which exceeded the Group's previous assumptions.
- The average of the yearly insurance margins since listing in August 2000 is 11.9%, although this average needs to be used with caution as only FY05 has been restated for AIFRS.

B. Results by Business Area


Insurance Australia Group
General Insurance
Corporate & Investments
Australia
International
Investments
Corporate Costs
Personal Lines
Commercial Lines
New Zealand
Asian Operations

Insurance Australia Group Limited	Personal Lines	Comm. Lines	International	Corp & Inv't	Half-year ended Dec 05	Half-year ended Dec 04
	A$m	A$m	A$m	A$m	A$m	A$m
Gross written premium	**1,936**	**761**	**509**		**3,206**	**3,328**
Gross earned premium	1,973	823	524		3,320	3,311
Reinsurance	(93)	(85)	(57)		(235)	(227)
Net premium revenue	**1,880**	**738**	**467**		**3,085**	**3,084**
Net claims expense	(1,289)	(409)	(272)		(1,970)	(2,063)
Commission expense	(122)	(86)	(46)		(254)	(253)
Underwriting expense	(342)	(165)	(77)		(584)	(549)
Underwriting profit	**127**	**78**	**72**		**277**	**219**
Investment income on technical reserves	119	59	14		192	263
Insurance profit	**246**	**137**	**86**		**469**	**482**
Net corporate expenses				(18)	(18)	(15)
Amortisation				(6)	(6)	(6)
Interest				(45)	(45)	(28)
Profit/(loss) from fee based businesses		1	(3)	1	(1)	10
Investment income on internal funds				345	345	285
NSW Insurance Protection Tax				(11)	(11)	(10)
Profit before income tax	**246**	**138**	**83**	**266**	**733**	**718**
Income tax expense				(220)	(220)	(205)
Profit after income tax					**513**	**513**
Minority interests: IMA & MCGI					(52)	(46)
Profit attributable to shareholders					**461**	**467**
Dividends on reset preference shares					-	(15)
Profit attributable to holders of ordinary shares					**461**	**452**
Basic earnings per share (cents)					**29.06**	**28.54**
Diluted earnings per share (cents)					**28.89**	**28.35**

Australian Personal Lines

Australian Personal Lines	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
	A$m	A$m	A$m
Gross written premium	**2,002**	**1,976**	**1,936**
Gross earned premium	**1,986**	**1,950**	**1,973**
Reinsurance expense	(83)	(127)	(93)
Net premium revenue	**1,903**	**1,823**	**1,880**
Net claims expense	(1,268)	(1,283)	(1,289)
Commission expense	(114)	(116)	(122)
Underwriting expense	(331)	(338)	(342)
Underwriting profit	**190**	**86**	**127**
Investment income on technical reserves	158	145	119
Insurance profit	**348**	**231**	**246**
Insurance ratios			
Loss ratio	66.6%	70.4%	68.6%
Expense ratio	23.4%	24.9%	24.7%
Commission ratio	*6.0%*	*6.4%*	*6.5%*
Administration ratio	*17.4%*	*18.5%*	*18.2%*
Combined ratio	90.0%	95.3%	93.3%
Insurance margin (before tax)	18.3%	12.7%	13.1%


Expense ratio
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
18.5%
17.4%
18.5%
18.2%
2H04
1H05
2H05
1H06
Administration ratio
Commission ratio


Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
63.5%
65.1%
69.9%
69.0%
62.8%
66.6%
70.4%
68.6%
2H04
1H05
2H05
1H06
Loss Ratio
Immunised Loss ratio


Combined ratio
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
87.8%
88.5%
94.8%
93.7%
87.2%
90.0%
95.3%
93.3%
2H04
1H05
2H05
1H06
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H04
1H05
2H05
1H06

Notes to Graphs:

- *Only 1H05 and subsequent periods have been restated for AIFRS.*
- *The re-allocation of the Group's captive applies to all periods displayed above.*
- *The immunised loss and combined ratios are determined by assuming constant bond yields within each reporting period.*

A. Operational Results

- Australian Personal Lines delivered a margin of 13.1% for 1H06. This represents an improvement from the 2H05 margin of 12.7% and a decline from the 18.3% margin in 1H05. It reflects a very strong performance from short-tail personal lines offset by the lowest margin experienced on long-tail personal lines (CTP) for a number of years.
- Reserve strengthening for inflation assumptions on future claims of $68m for NSW and ACT CTP reduced the margin by 3.6%. This arose from the index of Average Weekly Earnings (AWE) growing at about twice the expected rate during the past year or so.
- GWP reduced by 2.0% relative to 2H05 and 3.3% compared to 1H05. The volume of risks-in-force reduced by 1.6% from 2H05 and 1.8% from 1H05.
- The Group has not changed its view that aiming to sustain margins that deliver at least 1.5x WACC is more valuable over time than gaining market share by dropping margins. It will continue to defend its franchise by making pricing adjustments where supported by the profits being generated from the relevant portfolio and working on customer service initiatives to sustain its renewal rates.
- The reinsurance expense has fluctuated in line with the division's share of the results of the Group's captive.
- The 1H06 net claims expense includes a favourable adjustment of $8m (0.4%) of NEP arising from an increase in discount rates applied to claims reserves. This compares with an unfavourable adjustment of $28m (1.5%) and $8m (0.4%) for 1H05 and 2H05, respectively. Corresponding capital losses and gains within the technical reserves income virtually negate the effect in the insurance margin in each reporting period.
- The Group's focus on risk-based underwriting and claims processes continues to be exhibited in the stability of the underlying loss ratio over the last 18 months. The 1H06 loss ratio, immunised for discount rate movements of $8m, was 69.0%. Key factors to consider when comparing these loss ratios are:
  - The $68m expensed in 1H06 for increased inflation allowances in CTP NSW and ACT; and
  - The high cost of storms reported in 2H05 relative to both 1H05 and 1H06.
- The expense ratio of 24.7% is in line with 2H05 (24.9%) and 1.3% higher than 1H05. In dollar terms, there has been an increase of approximately $10m in each half on an expense base of over $440m. The increase of $10m between 2H05 and 1H06 should be considered in the context of:
  - Additional fire services levies of $14m. The estimates provided as a basis for collecting the levy proved inadequate to fund the final amount levied by the fire brigades authorities, and provisions also needed to be increased for the 2006 levies;
  - Incremental advertising spend of $10m more than 1H05; and
  - A lower level of acquisition expenses being deferred as a result of the lower volumes of business. This increased net expenses by $14m relative to 1H05.
- The realisation of other expense efficiencies enabled the total increase to be contained at $10m from 2H05. Of the $31m in annual savings targeted for implementation during FY06, $18m had been implemented by 31 December 2005.
- Increased commission is attributable to a combination of the higher profitability of indirectly distributed personal lines and some increases in marketing allowances paid to distributors.

B. Premiums and market share

B.1 Short-tail personal lines - Premiums

- Business volume for the short-tail personal lines portfolio reduced by 1.5% from 1H05. Over half the volume lost was in intermediated personal lines sold through the CGU brokers/agents and by financial institutions.
- As noted in the 1H05 report, the Group re-priced some of the third-party branded/distributed personal lines business to ensure the premiums appropriately reflected the risks. This resulted in one contract in particular not being renewed. The underlying policies for approximately $21m of GWP expired over the past year. The profitability has improved and new partnerships are providing opportunities for profitable growth.
- Commercial insurance competitors apparently pricing personal lines as an "accommodation class" within commercial insurance offerings as part of their response to the current soft cycle was a further contributing factor in reduced volumes in intermediated personal lines.
- Ongoing price monitoring undertaken by the Group indicated that competitor prices for motor and home insurance were not moving up in line with increased input costs. For example, it became apparent that some competitors absorbed the increased stamp duty levied on home insurance in NSW from September 2005.
- As 1H06 progressed, and given the strength of the margins being delivered, price reductions were selectively implemented in the motor portfolio. These adjustments were focused on those areas where margins were strongest and price positioning relative to competitors justified it. The changes were supported by local marketing and have re-generated volume in the targeted areas in recent months.
- The customer retention rate for the directly distributed motor and home insurance portfolio was close to 90% at 31 December 2005 and has since returned to over 90%.
- Reliable industry-wide statistics on the total personal lines market remain elusive. However, using available subsets such as Insurance Statistic Australia Limited (ISA) data, the Group estimates it has lost about 1% market share in home insurance and 2% in car insurance over the year to December 2005. This is national data and there are differences by State.
- The Group's average premium for home insurance has risen by 5.1% while the increase for motor insurance was 2.0% over the past year. There are variations by State. These movements exclude the cost of fire services levies and stamp duties, both of which have increased in NSW and Victoria during 1H06.
- When FSL and stamp duties are included, the Group's average premium for the home portfolio has increased by 12.2% over the last 12 months. This was largely due to inflation in home building costs. The remainder of the increase was driven by:
  - An increase in the proportion of directly distributed home policies with additional optional covers from 41% to 46%;
  - Wetter weather patterns leading to a greater frequency of weather related events. There has been an increase in significant events in Queensland particularly;
  - An increase in fire services levies during the period. These now represent 15% of average premium in NSW and Victoria metropolitan areas, and 19% of average premium in rural Victoria. Stamp duty in NSW also increased during the period from 4% to 9% of average premium.
- The growth in average motor premium continues to be limited by the declining trends in motor vehicle insured values. This is due to lower prices for new and used cars and, following higher fuel prices, some switching by consumers to smaller motor vehicles. According to figures published by the Federal Chamber of Automobile Industries, sales of large cars are at their lowest in 14 years – down by 15.6% on 2004. Small car sales increased by 18.8% and four wheel drive vehicle sales increased by 4.1% - more than the growth rate of the total new car market which was 3.4% on 2004.

- The Group has continued its strategy of cross-selling and up-selling into its existing customer base. For example, the number of direct comprehensive car policies with additional options has increased by 72% on the prior comparative period, with one in five of all direct comprehensive car policies now including optional covers, such as car hire while a vehicle is off the road.
- Motor insurance has continued to become more affordable. As at December 2005 (latest available AWE statistics at September 2005), the average premium in NSW equated to 53% of one week's earnings (based on published NSW average weekly earnings) compared with an average of 60% over the past 7 years.

NRMA Car Insurance (NSW) Affordability Index


80%
75%
70%
65%
60%
55%
50%
Premium/AWE
More affordable
Average 60%
Quarter ended

Full time adult ordinary time earnings - Gross pay before tax and overtime. Only full-time adult employee jobs. (Source: ABS)

B.2 *Long-tail personal lines - Premiums*

- The long-tail personal lines portfolio underwrites CTP business in NSW, the ACT and Queensland with the following market share trends for 1H06:
  - The Group remains the sole provider of CTP in the ACT;
  - During 1H06, the Queensland market share again increased by 0.2% to 2.4%. Volume has increased by 17.3% since 1H05. Renewal rates remain steady at 89%; and
  - Competitor activities in NSW led to a further decrease in market share (based on premium on a rolling 12 month basis) from 39.4% to 37.9% during 1H06. Market share based on motor registrations decreased from 40.1% at June 2005 to 39.6% by 31 December 2005. Weekly data on CTP share as a proportion of registrations shows some market share is being regained recently following advertising of the Group's "at fault" driver cover, a unique feature in the NSW CTP market.
- Meanwhile, CTP rates in NSW have not changed materially since July 2004 and CTP rates in Queensland continued to reduce as scheme benefits are realised.
- The 1H06 GWP in the CTP portfolio declined by 6.4% from 1H05 driven by the loss in market share and a 2.1% reduction in average premium since 1H05. This reduction in average premium is due to the improving mix of risks in the portfolio, including a lower proportion of higher risk business.
- Customers continue to benefit from the continuing improvement in the affordability of CTP, as demonstrated on the following chart, which records the benchmark "Sydney Best Metro Rate" against average weekly earnings (September 2005 is the latest data available).


NSW CTP Affordability Index
Premium / AWE
44.0%
42.0%
40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
Dec-99
Apr-00
Aug-00
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05
Dec-05
Quarter ended
More Affordabl

B.3 *Customer focus/measures*

- Customer retention in directly distributed personal lines was close to 90% at 31 December 2005 and has since returned to over 90%.
- Direct retail customer satisfaction continues to be maintained at above 80% for all brands and the number of complaints as a percentage of direct personal lines risks in-force has declined in the past six months and continues to be below 0.02%.
- Claims satisfaction remains between 87% and 89%.
- The business is now managing its interactions with customers through the Single Customer View tool, which was implemented for the directly distributed business in November 2005 to provide the Group with a more customer centric view. This tool provides consolidated information on each customer and allows personnel to more effectively manage customer product and service requirements, eliminates inefficiencies due to duplication and improves the turnaround time of customer resolution. Some of the functionality provided by the system is:
  - A clearer picture of the Group's customers by giving the ability to view a customer's details and the policies they hold in a single view, particularly when used by frontline and customer support employees;
  - More accurate and faster identification when locating customers on the database;
  - Identification of customers eligible for loyalty discounts and further automation of the application of the appropriate discounts (such as multi-product or linked policy discounts); and
  - Reduction in operational costs generated by issues such as the cost of returned mail and the time it takes to update multiple customer records.

C. Claims experience & frequency

C.1 *Short-tail personal lines - Claims*

- Claims experience during the period was in line with expectations and produced a better loss ratio than the same period last year. Claims frequency is slightly better for both the motor and home portfolios than for the same period last year while average claims costs have generally been higher than the previous year.
- Storm experience was slightly worse in 1H06 than in 1H05, costing $115m on a gross basis in 1H06 (1H05: $106m). Queensland's experience was significantly worse than the prior period which reinforces the Group's strategy of maintaining a relatively low exposure to the north east area of Queensland.

- Overall claims frequency within the motor portfolio has slightly improved over the last 12 months and continues to outperform the market (per ISA statistics). The Group has experienced a slight reduction in NSW, which is believed to be attributable to the rising fuel prices, and improvement in Western Australia following the implementation of risk based price improvements.
- Car theft numbers decreased during 1H06 but the average cost incurred per claim for stolen vehicles continues to increase bringing the net position in line with prior years.
- The underlying cost components of claims experienced varying levels of inflation during the last year:
  - ABS data records an increase of 7% in residential building costs and a 2.8% increase in house building materials over the past year;
  - Construction industry wages growth for the year to September 2005 (latest available) was 4.8% (ABS); and
  - Labour content for motor repairs, has increased by 1.14% from July to December 2005.
- Car parts price increases outweighed price decreases to push the weighted average cost of car parts up by 1.25% during 1H06. This is less than the increase in the "All Groups" CPI for the same period (1.5%), but it is a greater increase than was experienced during 1H05 (0.86%). There is some evidence that this price restraint is the result of strong competition in the parts marketplace, combined with lower import tariffs on car parts. Prices of car parts would be even lower if transport costs had not been pushed up by the increased price of fuel. The Australian dollar remains strong against the currencies of our major parts suppliers. This has helped reduce the impact of higher energy costs.
- The Group continued to improve its claims processes and supply chain management during 1H06. The major initiative for motor claims was Care & Repair. Under Care & Repair, customers are encouraged to bring their vehicles to a Care & Repair centre or, if the vehicle is not drivable, it is towed to the nearest centre. The claim and repair of the vehicle is then managed by the Group from this point, releasing the customer from this burden.
- Since 10 July, Care & Repair centres in metropolitan NSW have opened, adding to the centres already operating in Queensland, Western Australia and South Australia. Of these, Hornsby and Northern Beaches operate as a "we come to you or drive in service". Over 36,000 customers have used the NSW centres between opening and 31 January 2006. The Group now uses 408 preferred smash repairers (PSR) in NSW. The customer response to the Care & Repair experience has been very positive.
- During 1H06, procurement models implemented in the home portfolio were embedded in the claims and assessing process. The models were designed to complement the region specific requirements of the Group's claims and assessing centres while promoting customer service. Cost savings are evident in the improved average claims costs for contents claims. The Group also expects to see improvements in the buildings portfolio with the roll-out of consistent management of builders in March 2006, coupled with the efficiencies gained from using the new system that underpins the interaction with preferred builders.
- During 1H06, independent surveys showed customer satisfaction levels for motor and home claims have been sustained between 87% and 89%.
- External complaints as a percentage of claims lodged continue to trend down and is below 0.05% or 1 in 2,000 claims.

C.2 *Long-tail personal lines - Claims*

- Claims frequency in the NSW CTP portfolio remained relatively stable, although there is recent evidence of a small reduction in frequency due to improvement in quality of the portfolio. The Queensland portfolio is still showing improving frequency in a quite stable scheme.
- Claims settlements from the NSW Claims Assessment of Review process (CARs) remain within the Group's reserving estimates.

- The most significant development in the long-tail claims within Australian Personal Lines was the increase in inflation assumptions recognised in the claims reserving for NSW and ACT CTP. The Average Weekly Earnings Index (AWE) as published by the ABS has been a strong indicator of inflation in this portfolio. In the year to September 2005, the latest available information, the AWE in NSW increased by 8.2%. This compares with a historic trend of about 4% per annum and has led to an increase in reserves of $68m, adding 3.6% to the loss ratio in 1H06.
- The Group is considering what changes are required in both the NSW and ACT CTP schemes to ensure prices reflect the current experience.

C.2.1 *Life-time Care*

- The NSW government announced in December 2005 that it will implement a Life-time Care scheme for catastrophically injured motor vehicle claimants. The government scheme is expected to begin in January 2007.
- The government scheme will be funded partly by the imposition of an additional levy on the insured from July 2006 and partly funded from the existing premium base of the insurers (which will no longer be needed for medical and care costs of the catastrophically injured relative to the existing CTP scheme).
- The main features of the Life-time Care scheme are:
  - Drivers deemed at fault in accidents will now be covered and provided some compensation; and
  - Lump sum payments to claimants for medical and care components will be replaced with a Life-time Care scheme.
- The Group estimates that the government scheme will capture approximately 11 – 13% of NSW CTP revenue, resulting in about a 1% reduction in revenue for the Group. The earnings impact from the loss of revenue is expected to be immaterial.
- There is likely to be a material capital release over time from this change as a result of the reduced exposure to one of the more volatile and longer tail elements of the claims exposure. However, this cannot be quantified, in terms of time or quantum, until more specific details of the scheme, its administration and transitional arrangements are resolved.

Australian Commercial Lines

Australian Commercial Lines	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
	A$m	A$m	A$m
Gross written premium	**827**	**867**	**761**
Gross earned premium	**831**	**803**	**823**
Reinsurance expense	(95)	(83)	(85)
Net premium revenue	**736**	**720**	**738**
Net claims expense	(524)	(405)	(409)
Commission expense	(90)	(88)	(86)
Underwriting expense	(147)	(148)	(165)
Underwriting profit	**(25)**	**79**	**78**
Investment income on technical reserves	93	87	59
Insurance profit	**68**	**166**	**137**
Profit from fee based business	11	(25)	1
Total commercial line result	**79**	**141**	**138**
Insurance ratios			
Loss ratio	71.2%	56.3%	55.4%
Expense ratio	32.2%	32.8%	34.0%
Commission ratio	*12.2%*	*12.2%*	*11.7%*
Administration ratio	*20.0%*	*20.6%*	*22.3%*
Combined ratio	103.4%	89.1%	89.4%
Insurance margin (before tax)	9.2%	23.1%	18.6%


Expense ratio
21.2%
20.0%
20.6%
22.3%
2H04
1H05
2H05
1H06
Administration ratio
Commission ratio


Loss ratio
66.5%
66.2%
54.3%
56.5%
64.4%
71.2%
56.3%
55.4%
2H04
1H05
2H05
1H06
Loss Ratio
Immunised Loss ratio


Combined ratio
99.4%
98.4%
87.1%
90.5%
97.2%
103.4%
89.1%
89.4%
2H04
1H05
2H05
1H06
Combined Ratio
Immunised Combined Ratio


Insurance margin (before tax)
2H04
1H05
2H05
1H06

Notes to Graphs:

- *Only 1H05 and subsequent periods have been restated for AIFRS.*
- *The re-allocation of the Group's captive applies to all periods displayed above.*
- *The immunised loss and combined ratios are determined by assuming constant bond yields within each reporting period.*

A. Operational Results

- In spite of the challenging premium environment, Australian Commercial Lines delivered a profit of $138m and an insurance margin of 18.6%. The profit was in line with the 2H05 profit of $141m and well ahead of the 1H05 profit of $79m. This was achieved by focusing on underwriting discipline, risk selection and maximising retention through value add/product extension strategies.
- The softening commercial market and competitive pressure continued to intensify during the period, which affected both price and volume performance during 1H06. The reported GWP for 1H06 of $761m was 8.0% lower than 1H05 and 12.2% lower than 2H05.
- The GWP trend in this business is in line with the Group's ongoing strategy to balance market positioning and maintain underwriting discipline in the current insurance cycle to manage for sustainable, profitable growth in this portfolio.
- The reductions in volumes and trends were not uniform by class or customer grouping. For example:
  - Premium rates in liability reduced by more than any other class, due to underwriting action to reduce rates reflecting improving experience;
  - Lost volume due to the market pricing being below the level acceptable to the Group. This was most prevalent in property;
  - SME packaged products and commercial motor policy volumes increased;
  - A notable increase in market capacity in professional indemnity, including from both new entrants and existing players, was influential in softening rates in this class; and,
  - Workers' compensation premium income benefited from a strong economy in Western Australia.
- Maintaining high customer retention is core to managing the portfolio through the softening cycle. Retention rates remained above 80% in 1H06, aided by the execution of initiatives to proactively manage relationships, deliver product diversity and improved processes.

Loss ratio	Half-year ended Jun 04	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
Reported loss ratio	64.4%	71.2%	56.3%	55.4%
Discount rate adjustment	2.1%	(5.0%)	(2.0%)	1.1%
Immunised loss ratio	66.5%	66.2%	54.3%	56.5%

- The loss ratio of 55.4% reported for 1H06 included a favourable discount rate adjustment of $8m, giving an immunised loss ratio of 56.5%.
- There were a number of factors which had significant effects on the Commercial Lines loss ratio during the period. These were:
  - The long-tail elements of the portfolio performed very well during 1H06. The benefits of tort reform which supported the rate reductions in liability noted above also generated profits in the portfolio. Assumptions adopted in reserving were reviewed as confidence grew that the tort reforms implemented in the past few years have been successful to date in reducing the frequency of small claims in particular. This follows similar experience in 2H05, whereas the 1H05 loss ratio included additional reserving for long-tail classes (asbestos in particular). The loss ratio effect in 1H06 was similar to the experience in 2H05;
  - A higher incidence of large individual losses in the short-tail commercial portfolio compared to the prior corresponding period. The cost to the portfolio of such losses, net of reinsurance recoveries, was $34m in 1H06 compared with $15m in 1H05. The difference equates to an additional 2.6% in the 1H06 loss ratio; and
  - The absence of any major losses from weather events.

- The expense ratio increased to 34.0% in 1H06. An increase in provisions for fire services levies of $22m in 1H06 added 3.0% to the ratio. Total underwriting and commission expenses, excluding this increase in provision for fire services levies were $229m in 1H06 relative to $237m in 1H05.
- The additional provision for fire services levies arose when notifications from the NSW and Victorian fire brigade authorities identified that the industry recommended rates used by the Group to collect levies within premiums were insufficient to cover the levies being assessed on the Group. There was a far smaller release from over-provisions during 1H05.
- The reduction in the deferred acquisition costs for the Commercial Lines business added $21m or 2.8% to the expenses relative to 1H05.
- Of the targeted annual savings of $10m announced at the end of FY05, $5m were implemented during 1H06.

B. Regulations

- The regulatory focus on the insurance industry has increased. Current regulatory reviews and changes include the following:
  - The ACCC is continuing to monitor insurers' actions to pass on liability price reductions arising from reduced claims costs to consumers. Further movements are anticipated as CGU implements a state based rating methodology. Consistent with the rate reductions in the liability portfolio, the latest APRA statistics showed that tort reforms had delivered reduced claims and premiums. The extent of reduced premium varied by state from 18% in South Australia to 1.5% in Victoria for the 2004 calendar year.
  - Ongoing regulatory implementation and monitoring of the Financial Sector Reforms provisions of the Corporations Act (FSR), which has increased the service standards and has created additional disclosure and procedural requirements. Consultation on Government refinements occurred in 1H06, with the new regulations coming into force from December 2005.
  - The new industry Code of Practice will operate from July 2006, imposing further regulatory requirements. Resources will be in place to redesign, communicate and implement the new code. The major impact will be in product training and accreditation. The Group's authorised representatives, including staff and agents, are required to undertake training as part of its on-line general compliance program. Product and technical process training costs in FY06 will be approximately $1m, and early estimates suggest an additional $1 – 2m over the coming two financial years.
  - The Victorian State Emergency Bill will change the tax base for the fire services levy to include a "notional premium" for companies that have deductibles of $10,000 or more on their property policies. Implementation is expected in July 2006. At this point, the main impact envisaged from this would be the costs related to systems changes in order to correctly calculate and capture data for declaration purposes.

C. Operating improvements/service offerings

C.1 Web-based tools and systems

- Lead indicators (absent during the last soft market) have been developed to closely monitor portfolio profitability and premium rate movements. The "Rating Strength" report measures actual premiums against technical premiums and the "Rate Monitoring" report measures pure movements in premium rates on renewals. Earlier identification of trends is improving portfolio management and pricing decisions.
- The investment to enhance its technology systems is an ongoing part of the business strategy to provide more value-add services and products to promote strong customer retention by delivering products more efficiently through its distribution channels.
- During 1H06, CGU's e-commerce platform "CGU Connect" underwent re-development to improve the service to intermediaries. Some of the enhanced capabilities include:

- A new commercial motor application in the "CGU Connect" product suite. This was rolled out to over 700 intermediaries by November 2005. Additional products currently being developed include commercial strata, farm motor, motor trades and country classic; and
- Development of an instalment billing payment facility for eBusiness policies, which is the major focus for the remainder of the year.

- The workers' compensation business upgraded its on-line facility to provide employers with advanced risk management information to assist them with accident prevention and injury management in their workplaces. This on-line platform has been in operation for six months and has proved to be a key new business and retention tool.
- An ongoing project titled "Renew CGU" is reviewing business processes, seeking opportunities to increase automation and reduce duplication and manual handling.

D. Fee based businesses/managed schemes

- The premium funding business continued to grow and generate profits. Loans outstanding at 31 December 2005 were $163m compared to $133m at 30 June 2005, representing an increase of 22.6%.
- The Group's non-risk workers' compensation business (ie the provision of claims services out-sourced for workers' compensation insurance underwritten by governments) broke even during 1H06, with significant progress made in addressing the issues which caused a loss to be reported in 2H05.
- The NSW business was successful in the re-licensing process undertaken in calendar 2005 and has a 21% share of the market. The Group is confident that the new fee basis provides a better outcome in terms of timely and appropriate incentives to drive better outcomes for employers, injured workers and the business. This replaces complex fees with significant retrospective elements. A retrospective adjustment in 1H06 largely negated the profits earned by the other states' operations and the premium funding business.
- The Victorian business continued to perform strongly.
- In January 2006, the Group was advised that the South Australian government had resolved to leave only one agent responsible for all outsourced claims management. This is due to take effect from 1 July 2006. Transition plans are being developed and alternative roles being sought for affected staff. The contract profitability was less than $1m per annum, so the ongoing financial impact is negligible.

E. Discontinued Businesses

E.1 Inwards Reinsurance

- The commutation strategy for the inwards reinsurance run-off (business ceased in January 2001) continues to progress with a further two commutations finalised in 1H06. All commutations since underwriting ceased five years ago resulted in net savings for the Group.
- The net provision for the outstanding claims on this portfolio is now approximately $77m, (2H05 : $78m).

E.2 Asbestos Liabilities

- During 1H06, overall asbestos claims experience has been better than that expected in the Group's reserving assumptions. Given the potential volatility in asbestos experience, the Group's provisions have not been adjusted at this stage for this favourable experience and the provisions at June 2005 have been maintained.
- The survival ratio (net reserves as a multiple of the average of the past three years' claims paid) is 42 times at 31 December 2005, compared with 49 times at 30 June 2005. The 31 December 2005 survival ratio is lower than that reported at 30 June 2005 due to a higher base measure now being used (i.e. three year average at December 2005 is higher than that at June 2005).
- The survival ratio is provided as an indicator of the Group's reserving for this particular liability due to its very long tail. However, it should be used with caution as different exposures and portfolio mixes may make comparisons unreliable.

International

International operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
	A$m	A$m	A$m
Gross written premium	**499**	**502**	**509**
Gross earned premium	**494**	**496**	**524**
Reinsurance expense	(49)	(34)	(57)
Net premium revenue	**445**	**462**	**467**
Net claims expense	(271)	(298)	(272)
Commission expense	(49)	(44)	(46)
Underwriting expense	(70)	(70)	(77)
Underwriting profit	**55**	**50**	**72**
Investment income on technical reserves	12	14	14
Insurance profit	**67**	**64**	**86**
China Automobile Association	(2)	(2)	(3)
Total international result	**65**	**62**	**83**
Insurance ratios			
Loss ratio	60.9%	64.5%	58.2%
Expense ratio	26.7%	24.7%	26.3%
Commission ratio	11.0%	9.5%	9.8%
Administration ratio	15.7%	15.2%	16.5%
Combined ratio	87.6%	89.2%	84.5%
Insurance margin (before tax)	15.1%	13.9%	18.4%

This segment contains the results of the Group's operations in New Zealand and Asia.

In prior periods it also included the results generated by the Group's captive reinsurer on reinsuring business from the Group's controlled entities. This element of the captive insurer's activities has now been re-allocated back to those entities. Appendix H contains reconciliations between the current and prior basis of reporting.

Commentary on the New Zealand and Asian operations follows separately.


Expense Ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
15.5%
15.7%
15.2%
16.5%
2H04
1H05
2H05
1H06
Administration Ratio % (NEP)
Commission ratio % (NEP)


Loss Ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
70.1%
60.9%
64.5%
58.2%
2H04
1H05
2H05
1H06


Combined ratio
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
95.8%
87.6%
89.2%
84.5%
2H04
1H05
2H05
1H06


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H04
1H05
2H05
1H06

Note to Graphs:

- *Only 1H05 and subsequent periods have been restated for AIFRS.*
- *The re-allocation of the Group's captive applies to all periods displayed above.*

A. International – New Zealand

New Zealand Operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
	A$m	A$m	A$m
Gross written premium	**499**	**502**	**494**
Gross earned premium	**494**	**496**	**507**
Reinsurance expense	(49)	(34)	(45)
Net premium revenue	**445**	**462**	**462**
Net claims expense	(271)	(298)	(269)
Commission expense	(49)	(44)	(46)
Underwriting expense	(70)	(70)	(75)
Underwriting profit	**55**	**50**	**72**
Investment income on technical reserves	12	14	14
Insurance profit	**67**	**64**	**86**
Insurance ratios			
Loss ratio	60.9%	64.5%	58.2%
Expense ratio	26.7%	24.7%	26.2%
Commission ratio	11.0%	9.5%	10.0%
Administration ratio	15.7%	15.2%	16.2%
Combined ratio	87.6%	89.2%	84.4%
Insurance margin (before tax)	15.1%	13.9%	18.6%


Expense Ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
14.9%
15.7%
15.2%
16.2%
2H04
1H05
2H05
1H06


Loss Ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
70.3%
60.9%
64.5%
58.2%
2H04
1H05
2H05
1H06


Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
95.2%
87.6%
89.2%
84.4%
2H04
1H05
2H05
1H06


Insurance margin (before tax)
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H04
1H05
2H05
1H06

Note to Graphs:

- *Only 1H05 and subsequent periods have been restated for AIFRS.*
- *The re-allocation of the Group's captive applies to all periods displayed above.*
- *As this business is essentially short-tail, the reported and immunised loss and combined ratios are the same.*

- The New Zealand operations delivered an insurance margin of 18.6% in 1H06. This was a record since the Group has owned the business. While a mild winter was a key factor, there have also been a number of underlying business and process improvements.
- Consistent with the Australian experience, the New Zealand operating environment produced a challenging landscape for business growth with slowing economic growth and strong competition within the market.
- Based on the latest data as at September 2005, New Zealand economic growth as measured by real gross domestic product (GDP) decelerated from 4.3% for the year ended September 2004 to 2.7% for the year ended September 2005 and is forecast to remain at this level for the year to March 2006 and decline further for the year to March 2007.
- The latest statistics from the Insurance Council of New Zealand (ICNZ), showed that, on a rolling year to September 2005, industry GWP growth has decelerated from 2.8% (IAG NZ: 3.4%) to 1.0% (IAG NZ: 0.3%) on December 2004 and June 2005 respectively. The personal lines market grew by 4.2% (IAG NZ: 6.2%) while the commercial lines market grew by 2.9% (IAG NZ: -1.8%) on a rolling 12 month basis to September 2005. The Group continues to maintain its leading position in the NZ market with its market share at 36.5% (2H05: 36.7%) of the market data captured by the ICNZ.
- In this context, GWP in New Zealand dollar terms fell by 0.2% (NZ$1m) from 1H05 and 1.3% from 2H05. The decline in Australian dollar terms of 1.0% on 1H05 is higher due to an adverse movement in the New Zealand / Australian dollar exchange rate of 0.9% over the same period.
- During 1H06, IAG NZ managed to grow GWP in its direct personal lines and corporate partners channel, partially offsetting the decline in the broker channel. The trends in GWP growth for 1H06 compared to 1H05 across the distribution channels are as follows:
  - Direct channel: Representing approximately 38% of IAG NZ's portfolio, this channel grew mainly as a result of price increases, which offset a decrease in volumes. This follows significant repricing of this portfolio to reflect risk-based underwriting, particularly in the home portfolio;
  - Corporate partners channel: Representing approximately 15% of IAG NZ's portfolio, this channel grew both in terms of volume and price, particularly in domestic motor and SME commercial;
  - Broker channel: Representing approximately 45% of the IAG NZ portfolio, this channel reported reduced GWP, despite growing volumes. Price competition was the main factor for the trend in this portfolio; and
  - Mike Henry Travel: This represents approximately 2% of the IAG NZ portfolio. IAG NZ acquired 50.1% of this business in July 2004 and is due to acquire the remaining 49.9% by 1 July 2006.
- The level of competition in the market is expected to remain intense, particularly in the direct and broker channels for both personal and commercial products. To counteract this, IAG NZ has implemented a number of sales and service initiatives focused on delivering improvements in underwriting and product development, and is partnering with distributors to enhance processing and product delivery to customers.
- As part of these initiatives, IAG NZ has sought to enhance its position in the specialist markets. Following the acquisition of Clipper Club (Marine insurance) and National Auto Club Underwriters Agency (specialist agency for high performance vehicles) in December 2004:
  - Considerable progress has been made in incorporating Clipper Club competencies into IAG NZ's marine offering to the market. The success of NZI Marine continues to grow with the unit steadily gaining a heightened profile in the market following a re-launch to brokers; and
  - A new operating environment has been developed in National Auto Club. The company has been re-launched as NAC Insurance and has been well received by brokers and finance companies, with the focus going forward being on leveraging the changes made to increase sales.
- Whilst these initiatives are in niche markets, they do add to the Group's distribution and product diversification capability, further enabling IAG NZ to provide comprehensive insurance solutions for its customers.

- Net earned premium increased by $17m or 3.8% (NZD $23m or 4.8%) on 1H05 was stable relative to 2H05. Part of this is due to the reduction in reinsurance expense, which as a proportion of GWP, has decreased to 9.1% in 1H06 from 9.8%. This has been due to a $4m saving from the restructure of the reinsurance programme in July 2005. The restructure increased the proportion of risk retained by IAG NZ. To date, the restructure has realised a $3m net benefit (net of additional claims cost retained).
- The loss ratio of 58.2% improved by 2.7% and 6.3% on 1H05 and 2H05 respectively, largely reflecting better claims experience in 1H06 compared to the prior periods, where large losses increased the loss ratio by 2.8% and 5.0% for 1H05 and 2H05 respectively. Improved claims processes also assisted in improving the loss ratio.
- Although the 1H06 expense ratio, 26.2%, is in line with 1H05, the mix between the commission and administration expense ratios has changed following the acquisition of three distribution channel businesses in December 2004 for which IAG NZ was the existing underwriter. This had the effect of moving some expenses from external commission to internal administration.
- The expense ratio has increased in 1H06 relative to 2H05 (26.2% versus 24.7%). This is because net earned premium has remained flat whilst the operating expense base has increased in line with inflation and has absorbed the cost of the business further investing in its core systems capability.
- The IAG NZ business is on target to complete the implementation of the Australian personal lines technology platform during calendar 2006, with most of the remaining costs to be incurred in 2H06. Some of these costs will be subject to capitalisation and amortisation.
- While service and efficiency are always important, IAG NZ recognises their additional importance in times when rates are softening as reliable service and sustainable pricing can be used to help defend the IAG NZ's portfolio from competitors offering prices below what the Group considers appropriate for the risk.
- Initiatives to improve customer service and efficiency implemented during the period or under way include:
  - The "Customise" programme which is currently being rolled out throughout the direct channel, with the key focus being on increasing the presence of a sales and service culture, and improving customer and staff satisfaction;
  - Increased utilisation of customer feedback, through processes established to apply feedback provided by customers to help determine aspects of service and delivery that may need improvement, and to record all complaints, compliments and general feedback;
  - Implementing new and enhanced IAG NZ and broker products including the new online service offering claims look-up, tracking and submission. The IAG NZ Broker Leaders' Forums were used to introduce these services to brokers during 1H06;
  - Improving claims resolution turnaround time, with the "One Touch" initiative, providing the processes and capability to enable resolution of claims on the first telephone call;
  - Improved efficiency of the motor repair claims process through the establishment of a smash repairer network with digital assessing at repairers' workshops. This results in lower overhead (premises) costs;
  - Implementation of improved supply chain management; and
  - Centralised business support functions in one location for the direct channel, thereby fostering increased processing efficiency.
- Recognition of the focus on customer service was evidenced by:
  - The customer satisfaction measure continuing on an upward trend with the cumulative YTD result at 85.9%, and significant increases achieved in the overall broker satisfaction results.
  - The "NZI" brand winning the prestigious 'Underwriter of the Year' award for 2005 as voted by members of leading insurance broker organisations. The award was presented by the Insurance Brokers Association of New Zealand (IBANZ) at their annual conference in Christchurch in September 2005. NZI was judged against criteria such as claims efficiency, range, quality of service and client relationships.

B. International – Asian Operations

B.1 *IAG South East Asia Operations*

- During 1H06, the Group made significant progress on its stated goal of establishing a foothold in Asia. During 1H06, IAG completed its acquisition of Royal & SunAlliance (Thailand), agreed to a 30% investment in Malaysia's second largest motor vehicle insurer, AmAssurance, and established a regional headquarters in Singapore. A number of the Group's executives are now resident in Singapore, where they will oversee the Asian operations and develop IAG's capability transfer programmes from which it intends to generate incremental value from its South East Asian investments.
- In February 2006 the Group announced an increased investment in Safety Insurance in Thailand.

B.1.1 Thailand

- Thailand's general insurance market generates GWP of over A$2.5bn, with approximately 60% of this in motor insurance. The general insurance market is in a developmental stage, compared to developed economies, however the market is growing at over 10% per annum, with profitability over the last five years showing an upward trend.

B.1.2 IAG Insurance (Thailand)

- The Group completed its acquisition of Royal & SunAlliance (Thailand) on 4 July, 2005 and this operation's results are consolidated with the Group results for 1H06.
- In accordance with the terms of the acquisition agreement, this entity has been renamed and is now registered as IAG Insurance (Thailand) Ltd, and is trading under the NZI Insurance brand in Thailand.
- It currently writes approximately Bht1bn (A$35m) of GWP per annum, the majority of which is commercial business. The Thai commercial insurance market is expected to experience continued strong growth, particularly construction/infrastructure insurance, where government spending on mega-projects of US$50bn is projected within seven years.
- For 1H06 the combined operating ratio of 77.7% comfortably out-performed the acquisition business case.

B.1.3 Safety Insurance Public Company Limited (Safety Insurance)

- The Group has had a stake in Safety Insurance, since 1998.
- Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's sixth largest general insurer and the sixth largest motor insurer and currently generates approximately A$100m in GWP per annum. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.
- The Group through its Thai investment holding company, NHCT Limited, acquired an additional 16.7% interest in Safety Insurance on 10 February 2006, taking its existing 21.6% shareholding to 38.3%.
- The Group is now seeking to further increase its interest through a general tender offer to all Safety Insurance shareholders. The tender document was published on the Stock Exchange of Thailand on 20 February 2006. The tender is scheduled to close on 27 March 2006. The offer price implies a value of approximately $87m for 100% of the company.
- If the Group gains a controlling interest in Safety Insurance, it intends that it continue to operate primarily as a personal lines insurer, while IAG Insurance (Thailand) will continue its focus on commercial insurance.

B.1.4 Malaysia

- Malaysia will continue to be a focus for IAG, given it is the second fastest growing economy in Asia. The general insurance industry has grown at a compound annual growth rate in excess of 10% since 2000, with improving profitability.

- In addition to the good growth prospects, it is expected that ongoing regulatory reform will create opportunities for insurers to differentiate themselves within the market. For example, the proposed introduction of risk based capital, and premium rating changes to the current motor and fire tariff system, are expected to provide an opportunity for the Group to work with its partners to leverage the Group's world class underwriting capability in motor insurance.
- On 9 December 2005, IAG announced it had reached agreement to acquire a stake of 30% in one of Malaysia's largest insurers, AmAssurance Berhad. In addition to owning AmAssurance, IAG's new strategic partner, AMMB Group, is the owner of Malaysia's fourth largest bank, AmBank, and is the largest auto financier in Malaysia. The agreement includes the terms of an option to increase the Group's stake to 49% over time.
- AmAssurance is the second largest motor vehicle insurer (fourth largest general insurer) and seventh largest life insurer in Malaysia.
- The final regulatory approval required in Malaysia was received in February 2006 and completion is expected to occur by 3 March 2006.

B.2 China

B.2.1 China Pacific Property Insurance Company Ltd (CPIC Property)

- On 7 February 2006, the Group announced it had signed an exclusive memorandum of understanding with CPIC Property and its parent company. This marked a key milestone in the Group's negotiations to acquire an interest in CPIC Property.
- The Group is now working to put in place binding agreements to acquire a 24.9% stake and an option to increase this to 40% as soon as practicable. The price will only be determined following completion of an audit under Hong Kong accounting principles (which are equivalent to IFRS).
- CPIC Property is the second largest general insurer in China with approximately 12% of the market. It reported approximately $2.2bn of GWP in the ten months to October 2005, of which more than 57% was motor insurance.

B.2.2 China Automobile Association (CAA)

- The Group's Chinese roadside assistance operation, CAA, is continuing its pursuit of a strategy of national expansion beyond its base in Beijing to achieve scale benefits, growth and access to markets as well as to leverage its current investment on infrastructure, people and technology.
- As part of this strategy, CAA has established a national network programme with 30 franchise or affiliation partners across 28 provinces and 34 major cities in China. This extensive geographical reach allows national coverage for the CAA brand and road service network.
- In the medium to long term, the national network programme will also assist CAA in choosing potential cooperation/acquisition targets and in collecting and developing a national customer database.
- A new customer management system and GPS (Global Positioning System) for the CAA road service fleet have also been installed to enhance CAA customer service delivery.

- During the calendar year ending 31 December 2005, CAA has:
  - Handled over 72,200 calls, an increase of more than 50% on calendar 2004;
  - Attended over 38,500 jobs, an increase of more than 16% increase on calendar 2004;
  - Sold over 3,950 insurance policies, an increase of 35%;
  - Increased revenue by over 20% over the past calendar year; and
  - Increased revenue by over 55% during 1H06.
- CAA also initiated a new public relations strategy designed to position CAA as a leading motoring advocate on road and motor vehicle safety. Specific initiatives to date include the following:
  - The CAA Road Safety Campaign in partnership with Qinghua University, China's leading and most prestigious university. The campaign is designed to raise awareness of road safety in the Beijing community by addressing issues such as a safe colour test; seatbelts and airbags; drink driving; excessive speeding; and child safety; and
  - NCAP China Programme (international accreditation for smash testing facilities) in cooperation with Qinghua University. CAA is contributing up to RMB 30 million ($5m) in the first phase of the programme. This involves crash testing 10 cars. Over time, it is hoped this programme will assist in increasing the safety and reliability of China's automotive industry and raising automotive standards to world class levels.

Investments

A. Strategy with Investment Portfolios

- The Group's investment strategy is to invest:
  - Funds supporting its technical reserves in a conservative asset mix of cash, high quality fixed interest securities and synthetic fixed interest investments (overlay);
  - Its core shareholders' funds portfolio across a diversified range of higher growth assets, including equities and hedge funds; and
  - Its surplus cash (i.e. investable shareholders' funds above the level required to maintain its target solvency) in enhanced cash (the mandate allows a maximum of 20% in growth assets) in recognition of the Group's intention to utilise these funds in a combination of returns to shareholders and investing in shareholder accretive opportunities in accordance with the Group's strategy.
- Within the broad parameters of this investment strategy, the Group has continued to focus on reducing the volatility of the investment portfolio by increasing the diversification across both asset classes and the managers responsible for managing the funds.
- Additionally, the Group has continued to implement a programme of alpha transfer strategies to diversify the sources of additional return above the various benchmarks.
- The active management of the Group's investment portfolios is rigorously controlled within both the parameters of the investment strategy and acceptable risk tolerance ranges set by the Board of the Group and overseen by the Group's Asset Liability Committee and the IAG Board's Risk Management & Compliance Committee.

B. Key changes in the portfolios during 1H06

B.1 *Technical reserves funds*

- As part of the strategy of diversifying sources of active return above the benchmark, an allocation to international fixed interest was seeded in December 2005. The management of this portfolio is outsourced to a leading international bond manager. This exposure is fully hedged back to Australian dollars and is managed with the same high credit quality as the remaining technical reserves portfolio.

B.2 *Shareholders' funds*

- As at 31 December 2005, three external managers were responsible for managing approximately 17% of the Group's Australian equities holdings, with the balance being managed internally using the Group's "core" and "research fund" strategies. All of the international equities continue to be managed externally.
- Further allocations to hedge funds were made during 1H06. As at 31 December 2005, the total investment in the Group's hedge funds programme was $214m, covering a range of diversified global macro and long/short managers. Of this, $112m was cash held to ensure the Group's exposure to hedge funds remains within the leverage limits set by the Group.

C. Investment Performance

- The following table sets out the investment returns achieved on the Group's portfolios broken down by asset class:

Asset Class	See Note	Actual return Half-year ended Dec 04	B'mark return Half-year ended Dec 04	Actual return Half-year ended Jun 05	B'mark return Half-year ended Jun 05	Actual return Half-year ended Dec 05	B'mark return Half-year ended Dec 05
		%*	%*	%*	%*	%*	%*
Australian equities	a	17.9	17.1	10.4	8.6	16.0	14.4
Listed property trusts	b	16.3	16.5	1.3	1.4	11.5	11.0
International equities	c	-1.8	-1.9	3.3	2.5	16.7	14.6
Fixed interest (Aust & NZ)	d	3.9	3.8	3.1	2.9	2.6	2.6
Cash	e	2.7	2.7	2.8	2.8	2.9	2.9
Surplus capital portfolio	f	3.5	2.1	3.7	2.8	2.7	2.9
Hedge funds	f & g	-	-	2.7	2.0	4.3	2.9
Total weighted average		7.2	6.9	5.0	4.4	6.4	5.9
Offsetting derivative component of overlay	h	-1.0	-1.0	-0.5	-0.6	-1.0	-1.0
Total (including overlay)		6.2	5.9	4.5	3.8	5.4	4.9

** These are half-yearly returns.*

Notes:

a. *The benchmark is a combination of the S&P/ASX200 Accumulation Index, the S&P/ASX200 Accumulation Index (ex-IAG and ex LPTs) and the S&P/ASX300 Accumulation Index (ex-IAG ex LPTs).*

b. *The benchmark is the S&P/ASX200 Property Accumulation Index.*

c. *The benchmark is the MSCI World Index (ex-Australia) net dividends reinvested, in Australian dollars.*

d. *Tailored benchmarks based on the liability profile of each of the Group's insurance portfolios, discounted to the Australian or New Zealand government yield curves, are used.*

e. *The benchmark is a combination of UBS Bank Bill index (Aust) and UBS Bank Bill index (NZ) in Australian dollars.*

f. *The benchmark is the cash benchmark, the UBS Bank Bills Index.*

g. *The initial allocation to global macro hedge funds was made in February 2005.*

h. *The performance has been measured as contribution to total fund. It represents only the derivatives component of the overlay and has been more than offset by the total return achieved on the physical equities component of the overlay.*

- The Group's portfolios outperformed the return on the benchmark by 55 basis points for 1H06. In total, the active return has contributed approximately $52m pre-tax to the Group's result for 1H06, compared with benchmark returns.

- A summary of the investment income and net capital gains/losses generated on the technical reserves and shareholders' funds portfolios are set out below. The percentage returns are gross of expenses, while the dollar returns are net of expenses.

Portfolio income (pre-tax) and incl. Derivatives	Half-year ended Dec 04		Half-year ended Jun 05		Half-year ended Dec 05	
	A$m	Return* (%)	A$m	Return* (%)	A$m	Return* (%)
Technical reserves	263	4.1%	246	3.4%	192	2.8%
Shareholders' funds	285	11.7%	170	7.3%	345	11.6%
Total investment income	**548**	**6.2%**	**416**	**4.5%**	**537**	**5.4%**

** These are half-yearly returns.*

Note: The shareholders' funds returns in the above table include the return on the surplus capital portfolio.

- The technical reserves portfolios remain predominantly exposed to the Australian and New Zealand fixed interest sectors in line with tailored benchmarks that reflect the underlying currency and expected duration of the liabilities of the various insurance portfolios within the Group. The contribution from these assets to the Group's insurance result was $192m for 1H06. The return achieved on these assets in 1H06 was 2.8%, 26 basis points above the benchmark return for the period.

- The return on the Group's technical reserves portfolios includes the return from the derivatives overlay strategy implemented in 1H05. The active management of these assets which are invested in the share market, after allowing for the fixed interest return foregone and associated costs, generated a net contribution of $20m (pre-tax) in 1H06.
- The Group's shareholders' funds are invested across a range of diversified asset classes and managers. Australian equities represent the largest component followed by international equities. The shareholders' funds contributed $345m to the Group's 1H06 result.
- The return on the Group's Australian equities portfolios was 16.0% for 1H06 and the return on the Group's International equities portfolios was 16.7% for 1H06 in Australian dollar terms (the portfolio is unhedged).
- Both internally-managed Australian equities strategies, ie the "core" and "research" funds, contributed positively to the Group's result for 1H06. Both are ranked in the top quartile of comparable managers for calendar 2005, according to leading asset consulting firm, Mercer Investment Consulting.

D. Asset Class Exposure

- This table represents the Group's effective exposure (i.e. after allowance for derivatives) to each asset class, as at the dates shown.

Asset class	Technical Reserves	Shareholders' Funds	Technical Reserves	Shareholders' Funds	Technical Reserves	Shareholders' Funds
Exposure as at	Dec 04	Dec 04	Jun 05	Jun 05	Dec 05	Dec 05
	%	%	%	%	%	%
Australian equities	-	63.9	-	52.9	-	43.1
Listed property trusts	-	2.5	-	2.7	-	2.9
International equities [1]	-	19.0	-	16.9	-	18.1
Fixed interest (Aust & NZ)	99.7	10.1	99.3	5.0	99.3	7.6
Cash	0.3	2.6	0.7	1.7	0.7	1.8
Surplus capital [2]	-	1.9	-	16.7	-	18.8
Hedge funds	-	-	-	4.1	-	7.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Notes:

1. Includes private equity.

2. The surplus capital portfolio is predominantly invested in cash and fixed interest.

E. Group Assets Under Management

Assets under management as at	31 Dec 2004	30 Jun 2005	31 Dec 2005
	A$bn	A$bn	A$bn
Technical reserves[1]	6.7	6.9	6.9
Minority interest – Unitholders' funds[2]	0.4	0.4	0.3
Shareholders' funds	2.8	2.9	2.8
Other[3]	0.5	0.6	0.8
Total investments - on balance sheet[4]	10.4	10.8	10.8
Other funds managed on behalf of third parties[2]	3.5	3.5	2.3
Total assets under management	13.9	14.3	13.1

Notes:

1. *The technical reserves balance as at 31 December 2005 is stated net of GST on outstanding claims and premium debtors.*
2. *These two items in aggregate represent the total funds managed on behalf of external clients. The unitholders' funds shown as a minority interest are those invested in trusts which are controlled entities of the Group and consolidated in the Group's balance sheet.*
3. *The balance classified as "Other" represents items that are not under investment management, which include cash in corporate treasury and investments in related entities.*
4. *The prior period balances have been adjusted to exclude the investment in properties occupied by the business, as these are classified as fixed assets under AIFRS.*

- The Group's assets under management reduced by $1.2bn between 2H05 and 1H06 due to the reduction in external wholesale mandates of $1.5bn. This reduction between 2H05 and 1H06 followed the major restructuring of the investment arrangements for the NSW Workers' Compensation scheme, under which the funds managed for the scheme by the Group were reduced.

E.1 Credit quality of assets under management

- The credit quality of the Group's Australian and New Zealand fixed interest and cash portfolios backing the technical reserves is considered to be very strong, with 47% invested in Australian government securities and a further 41% in fixed interest and cash securities that are rated 'AAA'. The minimum acceptable credit quality is 'A' rated.

Cash & fixed interest credit quality as at 31 December 2005


Fixed interest
(Rated 'A')
4%
Cash & Deposits
(Rated 'AAAm')
9%
Fixed interest
(Rated 'AA')
8%
Govt. Securities
('AAA')
47%
Fixed interest
(Rated 'AAA')
32%

Corporate

Corporate	Half year ended Dec 04	Half year ended Jun 05	Half year ended Dec 05
	A$m	A$m	A$m
Head Office	15	20	18
Fee based business (profit)/loss	(1)	(1)	(1)
Amortisation	6	7	6
Interest	28	27	45
Total corporate expenses	48	52	68

A. Corporate

- Head office expenses have remained consistent with 2H05 and are slightly higher than 1H05, primarily representing the additional spend associated with the Group's international growth strategy. Head office expenses have been adjusted both in the current and prior periods for AIFRS impacts.
- The amortisation expense of $6m for 1H06 relates to intangible assets, essentially capitalised IT management contracts. Prior periods have been restated to exclude goodwill amortisation.
- Following the adoption of AIFRS from 1 July 2005, goodwill is subject to review at each reporting date with any impairment recognised in the income statement. For 1H06 there are no impairment losses to report.
- The 1H06 interest expense increased by $18m on 2H05 to $45m. This increase represents the inclusion of the reset preference shares (RPS) distributions in interest expense. These dividends are treated as interest payments in 1H06 as the terms of the RPS mean they are now classified debt instruments under AIFRS. The Group has elected to take advantage of a transitional provision within *AASB 1* and accordingly has not restated prior periods on this basis.

B. Changes in Financial Legislative Requirements

B.1 *International Financial Reporting Standards*

- IAG is required to prepare financial reports using Australian equivalents to International Financial Reporting Standards (AIFRS) for the first time for the year ended 30 June 2006 and has applied them for this half year reporting period ending 31 December 2005. A detailed discussion of the impacts of the change in standards is included in "Note 2 – Explanation of transition to Australian equivalents to International Financial Reporting Standards" of the notes to the 1H06 statutory financial statements.
- A reconciliation of profit under Australian GAAP to that under AIFRS for 1H05 and 2H05 is set out below. The 1H06 figures were prepared only under AIFRS.

	Notes	Group Half year ended Dec 04	Group Half year ended Jun 05
Profit for the period as reported under Australian GAAP (pre tax & minority interests)		**723**	**535**
Reversal of goodwill amortisation	1	46	46
Movement in defined benefit plans	2	(47)	(33)
Adjustment to share based remuneration expense	3	2	1
Capitalisation of software development costs	4	9	15
Reversal of market value movement on property	5	(2)	(6)
Recognition of depreciation on buildings	5	-	(1)
Recognition of lease provision amortisation	6	(2)	(1)
Profit for the period under AIFRS (pre tax & minority interests)		**729**	**556**
Restatement of investment income on external funds	7	(11)	(12)
Restated profit for the period under AIFRS (pre tax & minority interests)		**718**	**544**

Note 1: Reversal of goodwill amortisation

- The elimination of the requirement to amortise goodwill under AIFRS resulted in the reversal of the goodwill amortisation expense of $46m for each of 1H05 and 2H05. There was a corresponding increase in goodwill of $46m in the balance sheet for each period.

Note 2: Movement in defined benefit plans

- Under AIFRS, the relevant net position of defined benefit plans is recognised in the balance sheet. The movement in the net position is recognised in the income statement, except for actuarial gains and losses, which are recognised directly in retained earnings. This is the result of an accounting policy selection made by the Group from the options available under AIFRS. Recognising the movement in the net position of the plans for 1H05 resulted in an expense through the AIFRS income statement of $47m for 1H05 and $33m for 2H05.

Note 3: Adjustment to share based remuneration expense

- The Group acquires IAG shares on-market and holds them in trust to satisfy future obligations for share based remuneration rights. The shares are purchased on or near the grant date of the rights at the prevailing market price. Previously, under Australian GAAP, the cost of acquiring the shares was recorded as a prepayment and then expensed in full, generally over the period during which the employees provided related services.

- Under AIFRS, the fair value at grant date of the equity instruments granted as share based remuneration is expensed over the relevant period rather than the actual cost of acquiring the shares to support the arrangements. The relevant period is from grant date until the equity instruments vest fully to the employee. For equity settled share based payments, an equity reserve is created as the expense is recognised. At each reporting date the total accumulated expense is adjusted through the income statement based on the latest estimate of the number of equity instruments that will vest, considering only employee turnover, and taking into account the expired portion of the vesting period.

Note 4: Capitalisation of software development costs

- Certain software development expenditure that was previously expensed under the application of Australian GAAP has been capitalised under AIFRS. Only software development expenditure incurred after 1 July 2004, the Group's AIFRS transition date, was eligible for capitalisation under AIFRS.
- The adjustments relating to software development expenditure were a net reduction in operating expenses of $9m and $15m for 1H05 and 2H05, respectively. There was a corresponding increase in intangible assets on the balance sheet for each of those amounts.

Note 5: Property, plant and equipment

- All of the property within the Group is classified as owner occupied property under AIFRS. Prior to transition to AIFRS, all land and buildings were carried at fair value with movements in fair value recognised in the income statement. Under AIFRS, land and buildings are measured at cost with the cost of the buildings being depreciated over their useful life. The carrying value of land and buildings is subject to impairment testing.
- For land and buildings held as at 30 June 2004, the fair value at that date is used as the deemed cost, as permitted upon first time adoption of AIFRS. This required reversal of the movement in the market value of the property recognised in the reported profit. For 1H05 this was $2m and for 2H05 it was $6m. There was a corresponding decrease in property, plant and equipment on the balance sheet of the same amount. Depreciation of the buildings introduced a charge for FY05 of $1m.

Note 6: Recognition of lease provision amortisation

- Certain operating leases for property require that the land and/or building be returned to the lessor in original condition. Under AIFRS, the present value of the estimated future cost of restoring these premises to their original condition are recognised as a lease provision. The amount is capitalised as part of the cost of plant and equipment, and depreciated over the useful lives of the assets. The amortisation expense relating to the lease provision was $2m in 1H05 and $1m in 2H05.

Note 7: Restatement of investment income on external funds

- The profit before tax and minority interests for the comparative periods on pages 5 and 9 differs from the Group's statutory financial statements. This difference arises because this report treats net income attributable to minority interests in unitholders' funds consistently between periods as an expense offsetting the relevant income, rather than as a minority interest for 1H05 and 2H05. The net profit after tax attributable to IAG shareholders is unaffected by this treatment.

Reset preference shares (applied from 1 July 2005)

- The IAG Group's reset preference shares ("RPS") are classified as debt under AIFRS. This involved a reclassification of $550m (less issue costs) from contributed equity to interest-bearing liabilities as at 1 July 2005.
- Due to the Group's election to take advantage of certain AIFRS transitional provisions, which offer exemption from presenting comparative financials, there is no change to the profit in the comparative periods for the RPS. From 1 July 2005, there are three AIFRS transition impacts:
  - Reclassification of the RPS from equity to debt;

- The transaction costs incurred from the issuance of the two tranches of RPS, previously recognised directly in equity, are now capitalised, disclosed together with the related liability, and amortised over the period to the first reset date; and
- Distributions on the RPS made after 1 July 2005 are treated as an interest expense, rather than dividends.

B.2 *APRA Stage 2 Reforms*

- APRA released a number of draft standards and guidelines during 2H05 and some of these have been published in final form in February 2006. The Group made submissions on these proposals, which focussed on matters of detail rather than the general intent of the standards. Should the detail be unchanged the Group, and the industry, may incur some additional regulatory cost burden in complying with the extensive documentation and reporting proposed.

Balance Sheet, Capital and Dividends

A. Balance Sheet

IAG Group Balance Sheet As at	31-Dec-04	30-Jun-05	31-Dec-05
	A$m	A$m	A$m
Assets			
Investments	10,409	10,831	10,808
Premium receivables	1,564	1,710	1,592
Reinsurance recoveries on claims	530	662	645
Other recoveries on claims	386	391	354
Deferred acquisition costs	582	621	601
Deferred reinsurance expense	111	194	143
Goodwill and other intangibles	1,479	1,494	1,538
Other assets	1,092	1,199	1,213
Total assets	**16,153**	**17,102**	**16,894**
Liabilities			
Outstanding claims	6,548	6,840	6,876
Unearned premium	3,497	3,586	3,487
Interest bearing liabilities	788	779	1,295
Other liabilities	989	1,394	1,467
Total liabilities	**11,822**	**12,599**	**13,125**
Net assets	**4,331**	**4,503**	**3,769**
Equity			
Equity attributable to equity holders	3,772	3,917	3,597
Minority interests	559	586	172
Total equity	**4,331**	**4,503**	**3,769**

- *The increase in goodwill and other intangibles is due to an increase in the capitalised software costs under AIFRS and the acquisition of IAG Thailand in July 2005.*
- The "other assets" category represents the aggregate of trade debtors, prepayments, deferred tax assets and property, plant & equipment.
- The low growth experienced by the business in 1H06 is reflected in very little growth in outstanding claims liability, and a reduction in unearned premium.

- The increase in interest-bearing liabilities is largely due to the reclassification of reset preference shares of $550m to liabilities on adoption of AIFRS at 31 December 2005. This increase was partially offset by the repayment of $46m on the NZ senior term notes. There has been in a corresponding decrease in equity attributable to shareholders.
- The "other liabilities" category has increased due to the reclassification as other liabilities of unitholders' funds held by minority interests in IAG controlled trusts at 31 December 2005 (previously classified as minority interests). This was partially offset by a decrease in reinsurance payable, income tax payable, employee provisions and the restructuring provision as these were paid or utilised.

A.1 *Unearned premium, deferred acquisition costs and liability adequacy test*

- The liability adequacy test (LAT) is a new requirement as part of AIFRS. Its purpose is to be an assessment of whether the carrying amount of the unearned premium liability (net of deferred acquisition costs) is adequate to meet the liabilities expected to be incurred on the unexpired risk represented by these balances. AIFRS requires that a risk margin be added to the central estimate of the future liabilities. The test has been conducted using a risk margin that equates to a probability of adequacy of 75%.
- The test must be performed at the level of a portfolio of contracts which are subject to broadly similar risks and that are managed together as a single portfolio. As such, conduct of the test will vary between different organisations. There is also likely to be some variability caused by both the probability of adequacy used and the underlying assumptions used to set the quantum of the risk margin. Long-tail classes are particularly sensitive to these assumptions because of the relatively larger risk margins on these classes due to the risk inherent in the longer tails.
- The Group has applied the test at a number of portfolio segments, primarily the reporting segments used in this report, except that the Group's captive and elements of the International segment were considered separately. Due to the way in which the Group's reinsurance programme is structured and managed, the IAG Re segment failed the test by $3m as at 31 December 2005 (essentially due to an increase in retrocession prices which is not immediately recoverable from the other Group entities). This $3m is included in the balance sheet as a provision for unexpired risk. The Group's other portfolios of contracts passed the test.
- The Group acknowledges that individual products may, if they were tested in a LAT environment, be subject to failure which is not identified in the conduct of the test at the portfolio of contracts level. This could arise, for example, where a business strategy has been adopted that forgoes some short term profitability for longer term benefits. Within a diversified portfolio this can be accommodated as has occurred here with surpluses in other segments more than covering the shortfall in the IAG Re liability adequacy test.

B. Capital Management

B.1 *Capital adequacy/MCR*

Coverage of regulatory capital requirements	IAG Group			Insurance Australia Ltd Group		
Tier 1 capital						
Paid-up ordinary shares	3,263	3,263	3,263	1,286	1,286	1,286
Hybrid equity	539	539	546	-	-	
Reserves	(4)	(6)		-	-	
Retained earnings	(51)	59	375	2,341	2,365	2,575
Excess technical provisions (net of tax)	328	499	465	308	482	458
Less: deductions [1]	(1,503)	(1,478)	(1,619)	(1,116)	(1,072)	(1,271)
	2,572	**2,876**	**3,030**	**2,819**	**3,061**	**3,048**
Tier 2 capital						
Subordinated debt	607	616	628	607	616	628
Capital base	**3,179**	**3,492**	**3,658**	**3,426**	**3,677**	**3,676**
Minimum capital requirements (MCR):						
Australian general insurance businesses	1,537	1,511	1,570	1,614	1,607	1,573
International insurance businesses MCR [2]	184	235	223	-	-	
	1,721	**1,746**	**1,793**	**1,614**	**1,607**	**1,573**
MCR multiple	**1.85x**	**2.00x**	**2.04x**	**2.12x**	**2.29x**	**2.34x**

Notes:

1. *Includes goodwill, net deferred tax assets and capitalised software.*
2. *The MCR and capital base for the International insurance business is calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance business and the operations in New Zealand and Thailand.*

- The Group continues to provide MCR information for both the consolidated Australian operations and for the Group. *The calculation is based on applying in principle the APRA* standards for individual entities to the consolidated position, pending the publication by APRA of a standard to determine prudential capital at a consolidated level.
- The data for the calculation is sourced from the AIFRS balance sheet. The introduction of AIFRS has not had a material effect on the MCR calculation. Reset preference shares, which are now classified as an interest-bearing liability in the AIFRS balance sheet, continue to be treated as Tier 1 capital for regulatory purposes. The other noticeable AIFRS adjustments are in relation to goodwill and capitalised software, which are recognised as a benefit in the retained earnings. However, this benefit was offset by an increase in the deductions made in determining the capital base.
- The comparatives for December 2004 and June 2005 have not been restated to an AIFRS basis.
- The IAG Group multiple of 2.04x MCR as at 31 December 2005 remains above the Group's current benchmark multiple of 1.55x MCR.
- The Group's regulatory capital base, as defined by APRA, has increased from $3,492m to $3,658m during 1H06 due to:
  - Strong earnings after tax for the period (net of final dividend paid in October 2005);
  - Reduction in net future income tax benefits, primarily due to unrealised gains from strong investment performance;
  - An increase in the Australian dollar value of the US dollar denominated term subordinated debt (recognised as lower Tier 2 capital); and,
  - A reduction in excess technical provisions. This was mainly due to an increase in the premium liability relative to the unearned premium balance caused by lower pricing of *premium and the increased inflation assumptions in the NSW CTP portfolio.*

- The key elements of the Group's MCR are as follows:

As at	30-Jun-05	31-Dec-05
Insurance risk	1,091	1,073
Concentration risk	100	200
Investment risk	555	520
	1,746	**1,793**

- The increase in the MCR is essentially due to the increase of $100m in maximum event retention for the Group from 1 January 2006. This increase is partly offset by the reduction in the insurance risk charge which is in line with the movement of the insurance provisions and a reduction in the investment risk charge due to a decrease in the equity assets held by the Group as a result of allocating investments to the surplus capital fund. This bears a lower capital charge as it is primarily invested in high quality interest bearing securities.
- The Group's capital as recorded in these schedules does not include the $550m of contingent capital held by the Group – see section B.5 below.


3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
MCR Multiple (times)
1.62x
Benchmark MCR 1.60x
0.39x
0.91x
1.85x
0.35x
1.18x
2.32x
0.32x
2.00x
0.35x
1.34x
2.35x
0.31x
2.04x
0.35x
1.39x
Impact of RES on MCR, if exchanged, brings the MCR to 2.35x
Benchmark MCR 1.55x
30-Jun-03
30-Jun-04
30-Jun-05
31-Dec-05
T1 Non-hybrid capital
T1 Hybrid
T2
RES

B.2 Target capital mix

IAG Capital Mix


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
11%
20%
19%
17%
15%
20%
76%
68%
69%
71%
74%
68%
FY02
FY03
FY04
FY05
1H06
Target
Ordinary equity
Hybrid capital
Debt

B.3 Total capitalisation and debt as at 31 December 2005

Total Capitalisation As at	30-Jun-05	31-Dec-05
	A$m	A$m
Interest-bearing liabilities:		
Senior	91	46
Subordinated	616	628
Reset preference shares	550	550
Less: Capitalised transaction costs	(21)	(18)
Cross currency swap payable[1]	88	89
Total interest-bearing liabilities	**1,324**	**1,295**
Shareholders' equity		
Equity attributable to holders of ordinary shares	3,263	3,263
Treasury shares	(34)	(45)
Retained profits	142	375
Foreign currency translation reserve	(6)	(3)
Share based remuneration reserve	13	16
Hedging reserves	-	(9)
Total shareholders' equity (excl minority interests)	**3,378**	**3,597**
Total capitalisation	**4,702**	**4,892**
Interest coverage & debt ratios	6 months to 30-Jun-05	6 months to 31-Dec-05
Earnings before interest and tax (EBIT)	586	778
Earnings before interest, tax, depreciation and amortisation (EBITDA)	632	806
Market capitalisation:		
- Ordinary shares (30.Jun.05: $6.01 per share, 31.Dec.05: $5.42 per share)	9,582	8,644
- Reset preference shares (IAGPA & IAGPB)	562	559
Total market capitalisation	**10,144**	**9,203**
Total debt/(Total debt+shareholders equity excluding minority interests)	28.2%	26.5%
Total debt/(Total debt+total market capitalisation)	11.5%	12.3%
EBIT interest cover (times) [2]	14.0x	17.3x
EBITDA interest cover (times) [2]	15.0x	17.9x

Notes:

1. *Cross currency swaps are used to hedge the currency exposure from US$ denominated subordinated debt. The cross currency swaps are revalued to take into account movements in the US$/A$ exchange rate and market interest rates and are reported as part of interest paying liabilities.*
2. *Excludes interest payable on RES which is offset by interest income.*
3. *For comparative purposes, the RPS have been classified as debt as at 30 June 2005. EBIT has been calculated based on AIFRS for both periods.*

Maturity profile of Group debt and reset preference shares	Currency principal amount $ m	A$ equivalent principal amount $ m	Yield (net of interest rate and cross currency swaps)	Interest rate & dividend repricing date	Maturity Date	S&P rating
Long-term debt[1]:						
NZ$50m senior fixed rate notes	NZ$50	46	7.36%	Aug-08	Aug-08	AA
A$50m subordinated floating rate notes	A$50	50	5.78%	Nov-07	Nov-12	AA -
A$250m subordinated fixed rate notes	A$249	249	6.41%	Nov-07	Nov-12	AA -
US$240m subordinated fixed rate notes[2]	US$240	401	6.93%	Apr-10	Apr-15	AA -
A$1.715m subordinated convertible loan[3]	A$2	2	6.67%	Perpetual	Perpetual	Not rated
Total debt		**748**				
Reset preference shares[4]						
IAGPA	A$350	350	5.80%	Jun-07	Perpetual	A -
IAGPB	A$200	200	4.51%	Jun-08	Perpetual	A -
Total reset preference shares		**550**				
Reset Exchangeable Securities (IANG)[5]	A$550	550	4.79%	Mar-10	Perpetual	A -

Notes:

1. *All long-term debt has been issued as either fixed notes, or hedged to fixed rate with interest rate swaps. The yields shown are pre-tax.*
2. *The A$ equivalent is shown net of the related cross currency swaps.*
3. *Fixed rate loan from the minority shareholder of Mutual Community General Insurance Pty Limited.*
4. *The dividend yields shown on the reset preference shares are the cash yields, excluding the value to investors of the attached franking credits.*
5. *The reset exchangeable securities pay a floating rate quarterly interest payment. The interest yield shown is the cash yield for the current interest period, excluding the value to investors of the attached franking credits.*

B.4 Reset Preference Shares

- IAGPA and IAGPB were issued and listed on ASX in June 2002 and June 2003, respectively.
- The current coupon rates, as shown in the table above, were set at issue and are due for reset five years after issue.
- They are considered as equity for tax purposes and pay a franked dividend. For accounting purposes, the adoption of AIFRS has meant they are treated as debt. Meanwhile, APRA continues to regard them as eligible Tier One capital provided that the proportion of these and other hybrid securities does not exceed the limits set by APRA.

B.5 Reset Exchangeable Securities (RES)

- RES are perpetual reset exchangeable notes with quarterly, floating rate interest payments that are expected to be fully franked. They were issued in January 2005 and are a form of contingent capital as the Group may, at any time, exchange RES for preference shares that will pay non-cumulative, quarterly preferred floating rate dividends that are expected to be fully franked. Preference shares, if issued, are expected to qualify as regulatory Tier 1 capital according to their terms. The Group can, in certain circumstances, also convert either RES or the preference shares to ordinary shares.
- The notes are backed by a portfolio of high quality, short dated, fixed interest securities which is managed by the Group.
- The RES and the portfolio of assets which support the securities are set-off in the Group's balance sheet with a net asset being recorded to the extent that the portfolio value is greater than the RES redemption amount. Similarly the interest income on the securities is set-off by the interest distributions on the RES.

- During 1H06 the Group expensed interest of $13m, amortised RES borrowing costs of $1m and generated $16m of income on the portfolio. The interest payable on the notes is less than the interest earned on the portfolio, in large part because the interest payable on the notes is net of an allowance for franking credits that attach to the interest distributions.
- The RES are listed on ASX as IANG.
- The following table sets out the Group's pro-forma capital adequacy position based on the Group's balance sheet as at 31 December 2005, adjusted as if preference shares were issued in exchange for all RES on issue as at that date:

		Pro-forma adjustments		
A$m	Group	RES on Issue	Exchange	Pro-forma
Tier 1 Capital	3,030	-	480	3,510
Tier 2 Capital	628	-	70	698
Regulatory capital base	**3,658**	-	**550**	**4,208**
Minimum capital requirement (MCR)	1,793	-	-	1,793
MCR Multiple	**2.04x**	-		**2.35x**

Notes:

1. *RES are not recognised in the Group's capital adequacy position as they are not eligible to be treated as regulatory capital until such time as preference shares are issued.*
2. *These amounts reflect the composition of the Group's capital adequacy position as at 31 December 2005.*
3. *Assuming there has been no change in the Group's capital adequacy position at the time of exchange and all RES transaction costs have been amortised previously.*
4. *Assuming that the $550 million in investment assets have minimal investment charge and no material impact on the Group's MCR.*

B.6 Reinsurance

- The Group's catastrophe cover was renewed effective 1 January 2006.
- The catastrophe event limit cover purchased was retained at $3.5bn. Although exposure across Australia and New Zealand grew by 8%, this growth was largely in areas which did not add to the Group's "peak" risks.
- Based on the APRA minimum purchase requirement of a 1 in 250 years return period, the Group's minimum required cover for regulatory purposes is $2bn. The $3.5bn of cover on the same APRA basis is equivalent to a return period of 1 in 430 years.
- From 1 January 2006, the retained catastrophe loss for a first event was increased from $100m to $200m, dropping to $175m for a second event. The $200m limit moves the income statement volatility from under 2% of net earned premium to approximately 3.5%. The decision to increase the retained single event loss was made as the cost of the coverage available in the reinsurance market was such that the transaction proved to be capital inefficient compared with retaining the risk against the Group's capital.
- The counter-party credit profile of the catastrophe programme has improved. The expiring programme obtained cover for 70% of the limit from parties rated S&P 'AAA/AA' and the 2006 programme now stands at 75%. Furthermore, as in 2005, some of the limit is purchased on a "collateralised" basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. This is superior protection relative to that generally available in the reinsurance market.

C. Return on equity


Annualised Return on Equity
30%
25%
20%
15%
10%
5%
0%
5.1%
13.9%
21.1%
14.4%
24.5%
18.8%
26.4%
18.2%
FY03
FY04
FY05
1H06
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised) attributable to holders of ordinary shares

Note: Normalised calculation was based on two adjustments to actual NPAT to holders of ordinary shares:

1. *Exclusion of non-recurring items, eg profit on sale of ClearView in FY04.*
2. *Shareholders' funds return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%.*
3. *FY05 and 1H06 are stated based on AIFRS accounts (FY05 has been restated accordingly). The earlier years remain on AGAAP.*

- The annualised 1H06 return on equity (ROE) to holders of ordinary shares of 26.4% was driven by a combination of sustained margins delivered in the insurance business, record high performance in the Australian equity market and the "alpha" returns generated.
- The annualised normalised ROE was 18.2%. Normalised ROE is determined by replacing the actual earnings on core shareholders' funds (ie shareholders' funds excluding the surplus capital fund monies) with the earnings that would have been generated using the 10-year bond rate plus 4%. The tax expense is adjusted accordingly. This normalised profit is also used in applying the Group's dividend policy.
- The Group's target return on equity to holders of ordinary shares over the cycle is a minimum of 1.5 times WACC. The 1H06 ROE, both actual and normalised, is comfortably above this target. However, it needs to be considered in terms of cycles and the general insurance industry has experienced very favourable cyclical conditions in recent times.
- Over the period since listing early in FY01, the Group's average reported ROE is 12.4% (normalised 14.2%). The normalised ROE has progressively improved since listing. This is indicative of the consistent improvement in the underlying business, which is supporting the increasing return to shareholders necessary to cushion the impact of the volatility that occurs in the market over investment, economic and insurance cycles.

D. Dividends

D.1 Dividend policy and distributable earnings

- The Group's interim dividend of 13.5 cents per ordinary share represents a 12.5% increase on the 1H05 interim dividend of 12.0 cents. It brings the cumulative payout since listing to 62% of cash earnings (i.e. pre-goodwill amortisation and post RPS dividends).
- The Group's dividend policy remains unchanged with a target of sustainable dividend growth using a payout ratio of 50-70% of normalised profits, with an interim : final split of approximately 45 : 55.
- The Group's pace of growth is currently below its historical trend and medium to long-term aspirations, while capital adequacy and profitability remain strong. In this context, it is possible that the dividend pay-out ratio may exceed 70% of normalised earnings in the short-term as the Group remains committed to its goal of sustaining double digit growth in annual dividends over time.
- Sustaining this level of growth in the longer term will clearly require the Group to succeed in generating significant growth in its business, as it has in the past.
- The distributable earnings of the parent entity at 31 December 2005 were $607m. The interim dividend payable on ordinary shares in April 2006 is $215m. To the extent that shareholders in this dividend participate in the Group's dividend reinvestment plan, it is intended that shares be acquired on-market for this purpose.
- All dividend payments, and other distributions to which franking applies, made by the Group have been fully franked. At 31 December 2005, the franking balance was $581m. The interim dividend on ordinary shares will absorb $92m of this. The remaining $489m provides the capacity to fully frank $1,141m of distributions.

D.2 Dividend on ordinary shares


Dividends per share
Cents
30.0
25.0
20.0
15.0
10.0
5.0
0.0
10.0
10.5
11.5
22.0
26.5
6.0
4.0
6.0
4.5
7.0
4.5
14.0
8.0
14.5
12.0
13.5
FY01
FY02
FY03
FY04
FY05
1H06
Interim dividend
Final dividend

E. Sensitivity analysis

E.1 *Investment market sensitivities*

- The following table indicates the impact of an immediate change in the market value of equities and changes in interest rates on the Group's net profit before tax at the specific dates.

Sensitivity on NPBT As at		30-Jun-05	31-Dec-05
	Change in assumption	A$m	A$m
Investment sensitivities			
Equity market values:			
Australian equities	+1%	15.6	12.0
Listed property trusts	+1%	0.8	0.8
International equities	+1%	5.0	5.1
Hedge funds	+1%	1.2	2.1
Interest rates			
Investment returns	-1% or 100 bpts change in interest rates	188.4	198.2
Outstanding claims	-1% Change in net discount rate	167.3	170.7

- The increase in the sensitivity of investments to interest rates relative to the sensitivity of the claims reserves is due to the growth in funds held under the surplus capital mandate (mostly cash and fixed interest).

E.2 *Operational sensitivities*

- This table indicates the effect of a 1% change in key elements of the insurance operational performance on the Group's annual profit before tax for the respective periods.

Sensitivity on NPBT		30-Jun-05	31-Dec-05
	Change in assumption	A$m	A$m
Insurance sensitivities			
Loss ratio - Personal lines	-1%	37.3	37.6
Loss ratio - Commercial lines	-1%	14.6	14.8
Loss ratio - International	-1%	9.2	9.3
Underwriting expenses	-1%	5.6	11.7

Appendix A – Group strategy and sustainable returns

Group strategy

- The Group's strategy remains unchanged, although the longer term considerations now include investigation of merger and acquisition opportunities beyond Asia.
- The strategic goals remain to:
  - Deliver top quartile shareholder return;
  - Earn a return on equity of at least 1.5 times the Group's weighted average cost of capital;
  - Establish an Asian foothold;
  - Maintain an 80:20 mix of short-tail : long-tail premiums; and
  - Maintain a 'AA' category rating.
- The Group is clear that structuring its business to deliver these goals in a sustainable fashion is more important than delivering on them in every financial year. For example, the Group's ROE fell below 1.5 times WACC in 2003, while the CGU and NZI businesses purchased in January 2003 were being integrated, but these businesses have been key to delivering shareholder value since and, measured over the period since acquisition, have provided substantial shareholder accretion.
- The Group measures ROE for this purpose using normalised earnings (ie earnings on core shareholders' funds are measured as the 10 year bond rate plus an equity premium) to remove equity market volatility and provide focus on core earnings.
- Analysis of entities that have delivered top quartile shareholder return measured historically over 10 years, shows that they grow revenue / earnings at about 20% per annum, although not evenly. The outcomes vary only slightly, depending on whether one considers ASX listed entities or international insurers. Delivering performance above the median involves growth in excess of 14% per annum.
- Historic analysis of revenue growth in the Australian and New Zealand insurance markets shows volatility driven by insurance and economic cycles with longer term averages of 1.5 times to 2.0 times gross domestic product. Economic expectations for Australia and New Zealand do not support annual average growth of 14-20%, so the Group, having considered its options, resolved in 2002 to pursue offshore expansion in general insurance as the Group's market leading positions in Australia and New Zealand severely restrict local acquisitive opportunities.
- Depending on one's estimate of medium to long term growth in Australia and New Zealand, and assuming no significant acquisitions in the local markets, successful execution of an average growth rate of, say, 16% per annum over the 10 years from 2002 would result in approximately 40% of the Group's revenue being sourced outside Australia and New Zealand.
- The Group's first priority has been to establish a foothold in Asia for reasons including:
  - The high growth rates anticipated in many Asian markets, both economically and, leveraged to that, insurance penetration;
  - The demand for skills which match those of the Group in personal lines insurance, particularly underwriting in markets that have traditionally had tariff premiums;
  - Potential for insurance industry deregulation and consolidation; and
  - The proximity of Asia and the relationships Australia has in the region.
- This work is progressing (see section on International business).
- The Group has also commenced investigation of potential partners in other markets, which would provide opportunities for substantial capital diversification and potential growth and skill sharing. These opportunities may take time to develop, as the Asian opportunities did, so the Group considers it important to start the research now.

- The Group remains conscious that ceding its 'AA' rating would release capital but, for the present, considers retaining this rating is in the long-term interests of the shareholders in view of the security it provides to lenders, reinsurers, policyholders and shareholders in an industry that is, by its nature, subject to some risk and volatility outside participants' control. Maintaining an 80:20 mix of short-tail to long-tail premium has been adopted as a goal for similar reasons of risk mitigation.

Sustainable returns

- As with any other industry, general insurance must generate sufficient returns for shareholders and other providers of capital to ensure the ongoing availability of capital. Also competitive forces keep surplus returns from being sustained, unless there are barriers to entry in existence, whether by regulation or indirectly due to industry structure (eg. access to distribution).
- Affordability of insurance is also important to ensure that an economy is protected from the disruption that occurs when businesses and individuals suffer major losses and are uninsured.
- In the Group's view, the interplay of these factors in the Australian and New Zealand markets, which are quite mature and relatively open, means that the industry's return on capital will, over 7-10 year cycles, move towards 1.5 times the cost of capital. If one assumes a 10% cost of capital, this equates to a 15% return.
- An individual insurer's sustainable returns on capital (and the insurance margins underlying it) relative to the market will be influenced by:
  - The insurer's mix of business;
  - The extent of diversification/absence of concentration or aggregation exposure in the insurer's portfolio;
  - The insurer's cost of capital; and
  - The insurer's ability to generate scale benefits in its operating expenses relative to its peers.
- Given the Group's position relative to the other major market participants in Australia and New Zealand, the Group expects to be able to generate an average of about 2 - 3% above the general insurance market average return on capital.
- How this translates into insurance margin expectations depends on the capital required to back the classes of business being written and the sustained adequacy of reserves, overlaid by cyclical conditions. However, as noted above, the Group's current position in the Australian and New Zealand markets gives it confidence that, measured over any reasonable timeframe, its returns should exceed the market averages for a similar mix of business.
- For example, if one assumes an industry average with:
  - An 80 : 20 mix of short-tail : long-tail business;
  - A minimum premium/capital ratio of 40% for short-tail and 100% for long-tail;
  - A target solvency of 1.5 times minimum tangible capital;
  - A cost of capital of 10%;
  - Earnings on capital of 6%; and
  - Tax of 30%,

  the industry average insurance margin required to generate 1.5 times the cost of capital would be 12%. The margin required is quite sensitive to the assumptions. For example, changing the target solvency to 1.4 times while keeping the other assumptions constant would generate a required margin of 11.2% and changing the capital earnings assumption to 5% would increase the required margin to 12.8%.
- In other markets, both the markets themselves and the Group's position in them will be different. What remains constant is the Group's commitment to ensure it participates in a manner which should provide its shareholders with attractive sustainable returns over a prolonged period.

Appendix B - Product and Geographical Diversification

This graph shows a history of the Group's growth in gross written premium and the increased diversification over an eight-year period.

Gross Written Premium by business A$bn


% of premium generated outside NSW and ACT
12%
20%
21%
34%
40%
42%
51%
56%
57%
57%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
$6.7bn
$6.4bn*
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
1H06
Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp

Notes:

1. *Includes GWP of all businesses except Inwards Reinsurance, which is in run-off.*
2. *The health insurance business was sold in July 2003.*
3. *Other short-tail primarily consists of other accident, extended warranty and consumer credit businesses.*

The Group's mix of short-tail and long-tail premium remains at 81:19.

Appendix C – Statutory classes

Compulsory third party motor liability – market share at 31 December 2005


Risk state (Privately underwritten)
Non-risk state (Government underwritten)
NT
QLD market share 2.4%
WA
SA
NSW market share 37.9%
VIC
Market share in ACT 100%
TAS

Workers' compensation – market share at 31 December 2005


Risk state (Privately underwritten)
Non-risk state (Government underwritten)
NT market share 15%
QLD
WA market share 26%
SA market share 31%
NSW Market Share 21%
Market share in ACT 22%
Market share in VIC 32%
TAS
Market share 24%

Appendix D - Key ASX releases

This schedule contains only a summary of the announcements made to the ASX since July FY05. It does not include announcements of changes in Directors' interests nor the issue of shares upon exercise by employees of share rights. Reference should be made to a copy of the ASX announcements should further information be required. These are available on **www.iag.com.au**

13 February 2006

Increased stake in Thailand Safety Insurance
IAG through its Thai investment holding company, NHCT Limited, acquired an additional 16.7% interest in Safety Insurance on Friday 10 February 2006, taking its existing 21.6% shareholding, acquired in October 1998, to 38.3%.

The Group announced it was seeking to further increase its interest through a general tender offer to all Safety Insurance shareholders. The tender document was published on the Stock Exchange of Thailand on 20 February 2006. The outcome of the tender process will be known by the end of March 2006. The offer price implies a value of approximately $87m for 100% of the company.

8 February 2006

Changes to IAG executive team
IAG announced changes to its executive team including the rotation of responsibilities for some existing executives and the promotion of two senior managers to the executive team.

The key changes include:

- David Issa, currently Group Executive, Technology Services, will take up the role as CEO, Personal Insurance. He will continue to have responsibility for the Group's Technology services.
- Rick Jackson, currently CEO, Personal Insurance, will take on the newly created role CEO, Asset Management, Reinsurance and Group Strategy.
- David Smith, currently CEO, IAG New Zealand, has decided to leave New Zealand and, as a result, IAG. Nick Hawkins, formerly Head of Asset Management and General Manager, Group Finance, will take on the role of CEO, IAG New Zealand.
- Jacki Johnson, currently Head of Risk Management Services, will join the executive team, as CEO, Business Partnerships.

All other executives remain in their current positions and Justin Breheny will join the executive as planned in March as CEO Asia.

7 February 2006

IAG signs memorandum of understanding (MOU) with China Pacific Property Insurance Co, Limited and China Pacific Insurance (Group) Co, Limited
IAG announced it had signed an exclusive MOU setting out key terms of a proposed investment in China Pacific Property Insurance Co, Ltd (CPIC Property), with a view of signing binding agreements as soon as practical.

CPIC Property is the second largest general insurer in China, with a market share of approximately 12%. Under the terms of the MOU, IAG will negotiate with CPIC Property to purchase an initial 24.9% interest, as well as an option to increase its ownership to 40% subject to certain regulatory approvals. The price will be determined following the completion of an audit under Hong Kong accounting principles.

The investment in CPIC Property is in line with IAG strategy to build a portfolio of insurance assets in Asia to supplement its business in its home markets of Australia and New Zealand.

13 January 2006

Progress of approvals for Investment in AmAssurance
IAG announced it had been granted approval from the Malaysian Minister of Finance to acquire an initial stake of 30% in Malaysian insurer, AmAssurance. The only outstanding approval before settlement could proceed was that of Malaysia's Foreign Investment Committee.

22 December 2005

Appointment of New Executive
IAG announced the appointment of a new Executive with the responsibility for managing the Group's expanding Asian operations. It was advised that Mr Justin Breheny would join IAG's executive team as Chief Executive Officer, Asia, and be based in IAG's regional office in Singapore. He would have the responsibility for managing the Group's existing business interests in China, Thailand and Malaysia, while driving the Group's planned regional expansion.

It was advised that Mr Ian Brown would retire as Deputy CEO and Head of International and Reinsurance at the end of December 2005.

9 December 2005	**Malaysian Acquisition** IAG announced that it had agreed to acquire an initial 30% strategic interest in Malaysian insurer AmAssurance Berhad subject to regulatory approvals. It was advised that the purchase price was A$69m. AmAssurance generates approximately A$272m in annual gross written premium.
17 November 2005	**Change in substantial holding for Commonwealth Bank of Australia** CBA announced it had decreased its holding in IAG ordinary shares from 7.50% voting power to 6.49%.
10 November 2005	**Amendment to IAG constitution** IAG announced that it had amended its constitution relating to the nomination period for the election of directors, following approval at the Annual General Meeting.
9 November 2005	**IAG confirms business momentum, releases 2005 Sustainability Report at AGM** IAG confirmed that the Group was on track to achieve full year guidance of an insurance margin between 13.5% and 16.3%. The business was performing in line with expectations, and was boosted by strong equity market performance. IAG released its Sustainability Report at the AGM, detailing the Group's performance in relation to a number of indicators, including IAG's efforts to reduce risks most common to its customers and the reduction of its environmental impact. **Annual General Meeting Poll Results** It was confirmed that Mr John Astbury, Mr Geoffrey Cousins and Mr Rowan Ross were re-elected as directors of IAG. The motion to increase the maximum aggregate Directors' remuneration was passed. The motion to amend the article 12.7 of the Group's Constitution was passed, and the Company's Remuneration Report for the year ended 30 June 2005 was adopted.
28 October 2005	**IAG granted approval to enter discussions to invest in a Malaysian insurer** IAG announced that it had received approval from the Malaysian regulator to enter into discussions to invest in AmAssurance Berhad, Malaysia's second largest motor insurer. Having obtained this approval, IAG confirmed it would commence discussions to purchase a minority stake.
17 October 2005	**Changes to IAG's Dividend Reinvestment Plan** The IAG board approved amendments to the company's Dividend Reinvestment Plan. The principal change relating to DRP rules was the removal of the 200 share minimum participation level.
4 October 2005	**Pricing of Shares to be allocated under dividend reinvestment plan.** The ordinary shares allocated under dividend reinvestment plan (DRP) will be priced at $5.3762 per share for the 2005 final dividend. The DRP price was based on an average market price for the ten trading days from 19 September 2005 to 30 September 2005 inclusive. Under the DRP, approximately 10.6 million ordinary shares were purchased on-market and allocated to participating shareholders on 17 October 2005.

30 September 2005	**Warning to IAG shareholders in relation to Mr David Tweed** IAG alerted shareholders that a company associated with Mr David Tweed, Direct Share Purchasing Corporation Pty Ltd, had launched another unsolicited offer for IAG shares.
26 September 2005	**2005 Annual Report and notice of Annual General Meeting released to the market**
22 September 2005	**Dividends payable on Reset Preference Shares** The Board of IAG declared fully franked dividends on IAGPA at a rate of 5.80% per annum (with $2.9079 payable per $100 share) and on IAGPB at a rate of 4.51% per annum (with $2.2612 payable per $100 share), payable on 15 December 2005.
14 September 2005	**Change in substantial holding for Commonwealth Bank of Australia** CBA announced it had increased its holding in IAG ordinary shares from 6.46% voting power to 7.50%.
12 September 2005	**Warning to IAG shareholders in relation to Mr David Tweed** IAG alerted shareholders that a company associated with Mr David Tweed, National Share Purchasing Corporation Pty Ltd, had launched another unsolicited offer for IAG shares.
19 August 2005	**Announcement of Full Year results – 30 June 2005 and declaration of a fully franked final dividend of 14.5 cents per ordinary share payable on 17 October 2005** IAG announced a net profit after tax of $760 million for the twelve months ended 30 June 2005 (30 June 2004: $665 million).
28 July 2005	**IAG announces changes to Executive Team** IAG announced changes to its Executive Team, including the creation of a new role to support international expansion and the planned retirement of the Deputy CEO, Mr Ian Brown. It was advised that the final phase of the restructure of the business along customer lines was underway, and that, Doug Pearce would leave IAG on 31 August 2005.
12 July 2005	**Change in substantial holding for Commonwealth Bank of Australia** CBA had announced it had increased its holding in IAG ordinary shares from 5.43% voting power to 6.46%.
12 July 2005	**Change in substantial holding from Barclays Global Investors Australia Limited** Barclays Global Investors Australia Ltd announced it had reduced its holding in IAG ordinary shares by 0.13%, ceasing to be a substantial shareholder.

Appendix E - Share Price Trends & Top 20 Registered Holdings

A. Performance of IAG ordinary share price relative to benchmark indices


IAG Relative Share Price Performance
300
250
200
150
100
50
0
Share price
$5.44
20 Feb 2006
Facility
price
$2.75
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

B Spread to Swap performance of Reset Preference shares & Subordinated Debt & Reset Exchangeable Securities


300
250
200
150
100
50
0
Spread to swap (bps)
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
IAGPA
IAGPB
IANG
NRMA Nov-07

- The first issue reset preference shares (IAGPA) listed on 5 June 2002. The shares are expected to pay a six-monthly fully franked dividend, currently fixed at 5.80% per annum.
- The second issue of reset preference shares (IAGPB) listed on 23 June 2003. They are expected to pay a six-monthly fully franked dividend, currently fixed at 4.51% per annum.
- The RES (IANG) listed on 12 January 2005. Interest is payable quarterly. The rate for the quarter to 14 March 2006 is 4.7880% per annum, fully franked.
- The performance of the IAGPA, IAGPB and IANG prices can be expected to be more directly influenced by the interest rate environment than the performance of IAG's business or the equity markets and the timing of payment of dividends.
- The NRMA07 spread to swap represents the '10 non call 5' year domestic subordinated note issued in November 2002 and maturing on 28 November 2012.

IAG Insurance Australia Group

C Ordinary shareholders (IAG) as at 31 December 2005

Rank	Investor		Number of Shares	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		176,335,127	11.07
2	NATIONAL NOMINEES LIMITED		128,385,531	8.06
3	WESTPAC CUSTODIAN NOMINEES LIMITED		91,367,203	5.73
4	CITICORP NOMINEES PTY LIMITED		41,729,074	2.62
5	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	35,438,614	2.22
6	COGENT NOMINEES PTY LIMITED		20,792,138	1.30
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<PIPOOLED A/C>	17,642,558	1.11
8	CITICORP NOMINEES PTY LIMITED	<CFS WSLE GEARED SHR FND A/C>	16,855,932	1.06
9	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<BKCUST A/C>	16,468,953	1.03
10	AMP LIFE LIMITED		15,507,244	0.97
11	CITICORP NOMINEES PTY LIMITED	<CFS WSLE 452 AUST SHARE A/C>	14,231,553	0.89
12	QUEENSLAND INVESTMENT CORPORATION		14,202,268	0.89
13	WESTPAC FINANCIAL SERVICES LIMITED		10,651,983	0.67
14	IAG SHARE PLANS NOMINEE PTY LIMITED	<IAG PAR UNALLOCATED A/C>	9,220,181	0.58
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA		9,038,744	0.57
16	PSS BOARD		8,086,155	0.51
17	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	6,271,785	0.39
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED		6,242,659	0.39
19	CSS BOARD		5,981,193	0.38
20	ARGO INVESTMENTS LIMITED		5,173,333	0.32
	Total Top 20 Holders		649,622,228	40.76

D Reset preference (IAGPA) Shareholders as at 31 December 2005

Rank	Name		Number of Shares	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		457,165	13.06
2	WESTPAC CUSTODIAN NOMINEES LIMITED		249,200	7.12
3	CITIBANK LIMITED		226,500	6.47
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<JBENIP A/C>	192,886	5.51
5	AMP LIFE LIMITED		135,073	3.86
6	NATIONAL NOMINEES LIMITED		126,937	3.63
7	CITICORP NOMINEES PTY LIMITED		118,775	3.39
8	UBS NOMINEES PTY LTD	<PRIME BROKING A/C>	118,663	3.39
9	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	76,867	2.20
10	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	50,000	1.43
11	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	45,246	1.29
12	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	37,868	1.08
13	ARGO INVESTMENTS LIMITED		30,800	0.88
14	CAMBOOYA PTY LIMITED		30,650	0.88
15	BRENCORP NO 11 PTY LIMITED		22,500	0.64
16	CITICORP NOMINEES PTY LIMITED	<CMIL CWLTH INCOME FUND A/C>	20,000	0.57
17	M F CUSTODIANS LTD		19,350	0.55
18	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED		17,310	0.49
19	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD		16,182	0.46
20	PERPETUAL TRUSTEE COMPANY LIMITED		14,331	0.41
	Total Top 20 Holders		2,006,303	57.31

E Reset Preference (IAGPB) Shareholders as at 31 December 2005

Rank	Name		Number of Shares	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		491,138	24.56
2	AMP LIFE LIMITED		199,374	9.97
3	SHARE DIRECT NOMINEES PTY LTD	<NATIONAL NOMINEES A/C>	150,000	7.50
4	COGENT NOMINEES PTY LIMITED	<SMP ACCOUNTS>	123,914	6.20
5	CITICORP NOMINEES PTY LIMITED		78,510	3.93
6	UBS NOMINEES PTY LTD	<PRIME BROKING A/C>	73,436	3.67
7	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	71,831	3.59
8	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	56,722	2.84
9	NATIONAL NOMINEES LIMITED		51,910	2.60
10	PERPETUAL TRUSTEE COMPANY LIMITED		36,824	1.84
11	GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD	<HYBRID PORTFOLIO A/C>	31,744	1.59
12	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	21,497	1.07
13	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD		20,770	1.04
14	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<JBENIP A/C>	20,400	1.02
15	MRS FAY CLEO MARTIN-WEBER		20,000	1.00
16	FORTIS CLEARING NOMINEES P/L	<SETTLEMENT A/C>	18,176	0.91
17	WESTPAC CUSTODIAN NOMINEES LIMITED		17,300	0.87
18	BRENCORP NO 11 PTY LIMITED		16,000	0.80
19	UNIVERSITY OF CANBERRA		10,000	0.50
20	BRENCORP NO 11 PTY LTD		9,000	0.45
	Total Top 20 Holders		1,518,546	75.95

F. Reset Exchangeable Securities (IANG) holders as at 31 December 2005

Rank	Name		Number of RES	% of RES Issued
1	J P MORGAN NOMINEES AUSTRALIA LIMITED		784,622	14.27
2	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD		343,737	6.25
3	NATIONAL NOMINEES LIMITED		325,500	5.92
4	ANZ NOMINEES LIMITED	<CASH INCOME A/C>	122,149	2.22
5	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<MLCI A/C>	72,351	1.32
6	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<AFT>	69,344	1.26
7	CITICORP NOMINEES PTY LIMITED	<CFSIL CWLTH SPEC 5 A/C>	69,320	1.26
8	SUNCORP CUSTODIAN SERVICES PTY LIMITED	<ACT>	52,845	0.96
9	COGENT NOMINEES PTY LIMITED		50,000	0.91
10	UCA CASH MANGAGEMENT FUND LTD		50,000	0.91
11	CRYTON INVESTMENTS NO 9 PTY LTD	<GARNER NUMBER 1 A/C>	48,000	0.87
12	BRENCORP PTY LIMITED	<BRENCORP NO 11 PTY LTD A/C>	40,000	0.73
13	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	<GSJBW A/C>	36,250	0.66
14	SR CONSOLIDATED PTY LTD		30,300	0.55
15	AUSTRALIAN EXECUTOR TRUSTEES LIMITED		25,678	0.47
16	ARGO INVESTMENTS LIMITED		25,000	0.45
17	CLYCUT PTY LTD		23,464	0.43
18	CAMBOOYA PTY LIMITED		20,250	0.37
19	AUSTRALIAN NATIONAL UNIVERSITY		20,000	0.36
20	MARBEAR HOLDINGS PTY LIMITED		20,000	0.36
	Total Top 20 Holders		2,228,810	40.53

Appendix F - A Snapshot of IAG

Australian Personal Insurance Operations

Our Australian personal insurance business develops, underwrites and distributes personal insurance products, and manages claims and assessing services. It is the largest insurance underwriting and claims and assessing operation in Australia and represents approximately 61% of our business.

Our personal insurance products are sold primarily under our NRMA Insurance brand in NSW, ACT, Queensland and Tasmania. SGIO is our primary brand in Western Australia, and SGIC in South Australia. In Victoria, we distribute home, motor and other insurance products through RACV. Products are distributed through our branches, call centres and representatives. In addition, we sell a range of personal insurance nationally under the Swann Insurance brand.

Personal insurance products distributed nationally by CGU are generally sold by intermediaries (insurance brokers and agents) and business partners (financial institutions and alliances).

Short-tail Insurance

- Motor vehicle
- Home and contents
- Niche insurance, such as pleasure craft, veteran and classic car, caravan, and travel insurance.

Long-tail Insurance

- Compulsory third party.

Australian Commercial Insurance Operations

Our Australian commercial insurance business develops, underwrites and distributes insurance products for businesses.

Our commercial insurance products are sold primarily under our CGU Insurance brand through a network of more than 1,000 intermediaries (insurance brokers and agents).

We are a leading provider of workers' compensation services in Australia and operate in every State and Territory where there is a private involvement. In NSW, Victoria and South Australia we collect premiums and manage claims on behalf of the Government. In Western Australia, Tasmania, ACT and the Northern Territory, we underwrite policies and manage claims. Comprehensive risk management services are available to all our employer customers.

Commercial insurance packages are also sold directly under the retail brands – NRMA Insurance, SGIO and SGIC. These are largely targeted at sole operators and smaller businesses.

Short-tail Insurance

- Commercial property
- Commercial motor and fleet motor
- Construction and engineering
- Farm, crop and livestock
- Marine

Long-tail Insurance

- Public and products liability
- Professional indemnity
- Directors' and officers'
- Home warranty
- Workers' compensation

International

NEW ZEALAND

Our New Zealand business is the leading insurance provider in the country in the direct channel and a leading insurer in the intermediated channel.

We hold approximately 37% of the New Zealand market, and are strongly positioned in all geographic markets.

We provide insurance products directly to customers under our State brand and through insurance brokers and agents under our NZI brand. Our personal lines and simplified commercial products are also distributed through agents and under the third party brands by our corporate partners, who include large financial institutions.

Short-tail Insurance

- Motor vehicle
- Home and contents
- Commercial property
- Commercial motor and fleet motor
- Construction and engineering
- Niche insurance, such as pleasure craft, boat, caravan, and travel.
- Rural and horticultural
- Marine

Long-tail Insurance

- Surgical
- Personal liability
- Income protection
- Commercial liability

ASIAN INTERESTS

IAG has interests in four businesses in Asia – 100% ownership of the Beijing Continental Automobile Association (CAA) roadside assistance venture in China; a controlling economic interest in IAG Insurance Thailand (from July 2005); a 30% share of AmAssurance Berhad (from February 2006) and a strategic 38.3% shareholding in Thailand's Safety Insurance. A tender to acquire the remaining shares in Safety Insurance opened for one month in late February 2006.

Our Brands:

1. Not owned by IAG 2. Owned in joint ventures (approximately 50% held by IAG)

Appendix G – Glossary

The following is a glossary of the terms used in this report including terms commonly used in the insurance industry.

AASB:	Australian Accounting Standards Board.
ABS:	Australian Bureau of Statistics.
AIFRS:	Australian equivalents of International Financial Reporting Standards.
APRA:	Australian Prudential Regulation Authority.
Business Volume:	this measures the volume of business at a point in time. The basis of the measure depends on the class of business. In personal lines class of business, the relevant volume measure is risks in force. Meanwhile, in commercial classes the volume measure is "policies in force". The difference in the definition is required to capture the distinct nature of IAG's business mix.
Combined Ratio:	represents the total of Net Claims Expense incurred and Underwriting Expenses, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio.
CTP:	compulsory third party insurance, which is liability cover that motorists are obliged to purchase.
Exchange Right:	the right that IAG has to Exchange RES for Preference Shares at any time according to clause 8 of the RES Terms.
Expense Ratio:	the ratio of Underwriting Expenses to Net Earned Premium. Expenses are split into administration and commission, with rates calculated on the same basis.
Fire services Levy (FSL):	FSL is a tax on insurers to assist government funding for fire services. FSL is an expense of the insurer, rather than government charges directly upon those insured. The insurer is responsible for paying the FSL, usually in arrears. The amount paid by the insurer does not depend on the amounts collected from those insured in relation to the levy.
Gross Written Premium (GWP):	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specified period, before deduction of Reinsurance premiums.
Group:	IAG and its controlled entities.
Insurance Margin:	the ratio of Insurance Profit to Net Earned Premium.
Insurance Profit:	Underwriting Result plus investment income on Technical Reserves.
ISA:	Insurance Statistics Australia Limited
Long-tail:	classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when premiums are received and final settlement of claims which is generally greater than 12 months.
Loss Ratio:	the ratio of Net Claims Expense to Net Earned Premium.
MCR:	minimum capital requirement as defined by APRA.
Net Claims Expense:	insurance claim losses incurred plus claims handling expenses minus Recoveries.
Net Earned Premium (NEP):	Gross Written Premium plus/minus the decrease/increase in unearned premium less the reinsurance expense applicable to that period/premium.

Probability of Adequacy (POA): is the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of adequacy of claims reserves of 75% for the purpose of assessing solvency under the insurance Act 1973 (as amended).

RACV: Royal Automobile Club of Victoria (RACV) Limited.

Recoveries: the amount of claims recovered from reinsurers, third parties or salvage.

Reinsurance: the practise whereby one party (the Reinsurer), in consideration for a premium paid to it, agrees to cover certain pre-agreed liabilities of another party (the Reinsured) arising from insurance policies issued by that Reinsured.

RES: Reset Exchangeable Securities issued by IAG Finance (New Zealand) Limited and quoted on ASX as IANG. The issuer is a wholly owned subsidiary of IAG.

RPS: Reset preference shares issued by IAG in two tranches and listed on ASX as IAGPA and IAGPB.

Risks in Force: risk refers to the subject matter than an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force are a measure of the total number of risks covered by an insurance company at a point in time.

Shareholders' Funds: the investment portfolio other than Technical Reserves. It essentially represents the shareholders' capital that is not being utilised in day-to-day operations.

Short-tail: classes of insurance (such as motor, home and small-to-medium enterprise commercial) with an average period between the time when premiums are earned and final settlement of claims which is generally less than 12 months.

S&P: Standard & Poor's Rating Services or Standard & Poor's Investment Services.

Technical Reserves: the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough recorded) and Unearned Premium, net of Recoveries and premium debtors.

Underwriting: the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.

Underwriting Expenses: those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses.

Underwriting profit/(loss): see Underwriting Result.

Underwriting Result: Net Earned Premium less Net Claims Expense less Underwriting Expenses.

Unearned Premium: the portion of premium written applicable to the unexpired portion of a policy.

WACC: weighted average cost of capital.

Appendix H – Reconciliations to previous basis of reporting

The following tables provide reconciliations to the Group's previous basis of reporting for 1H05 and 2H05 for each segment. These adjustments arise from the adoption of AIFRS and the Group's decision to re-classify the results of its captive reinsurer, IAG Re.

The most significant differences relating to the change to AIFRS arise from:

- Recognising the movement in the financial position of the defined benefit superannuation plan rather than cash contributions; and
- Capitalising and amortising software development – previously the requirements meant that the Group expensed all costs as incurred.

The profit earned by the captive from reinsuring the Group's consolidated operations has been allocated back to those businesses on a basis, which reflects the profits earned from those businesses. This has been done by adjusting the reinsurance expense in each business for 2H04 onwards.

For comparative periods, the aggregate of the Group's three segments differs slightly to the consolidated result due to rounding differences.

Australian Personal Lines

Half-year ended Dec 04	AGAAP excl. Captive	AIFRS Adjustments	Captive Adjustment	AIFRS incl. Captive
	A$m	A$m	A$m	A$m
Gross written premium	**2,002**	-	-	**2,002**
Gross earned premium	**1,986**	-	-	**1,986**
Reinsurance expense	(106)	-	23	(83)
Net premium revenue	**1,880**	-	**23**	**1,903**
Net claims expense	(1,262)	(6)	-	(1,268)
Commission expense	(114)	-	-	(114)
Underwriting expense	(322)	(9)	-	(331)
Underwriting profit	**182**	**(15)**	**23**	**190**
Investment income on technical reserves	158	-	-	158
Insurance profit for personal lines	**340**	**(15)**	**23**	**348**

Half-year ended Jun 05	AGAAP excl. Captive	AIFRS Adjustments	Captive Adjustment	AIFRS incl. Captive
	A$m	A$m	A$m	A$m
Gross written premium	**1,976**	-	-	**1,976**
Gross earned premium	**1,950**	-	-	**1,950**
Reinsurance expense	(109)	-	(17)	(127)
Net premium revenue	**1,841**	-	**(17)**	**1,823**
Net claims expense	(1,279)	(4)	-	(1,283)
Commission expense	(116)	-	-	(116)
Underwriting expense	(337)	(1)	-	(338)
Underwriting profit	**109**	**(5)**	**(17)**	**86**
Investment income on technical reserves	145	-	-	145
Insurance profit for personal lines	**254**	**(5)**	**(17)**	**231**

Australian Commercial Lines

Half-year ended Dec 04	AGAAP excl. Captive	AIFRS Adjustments	Captive Adjustment	AIFRS incl. Captive
	A$m	A$m	A$m	A$m
Gross written premium	**827**	-	-	**827**
Gross earned premium	**831**	-	-	**831**
Reinsurance expense	(100)	-	5	(95)
Net premium revenue	**731**	-	5	**736**
Net claims expense	(518)	(6)	-	(524)
Commission expense	(90)	-	-	(90)
Underwriting expense	(132)	(15)	-	(147)
Underwriting profit	**(9)**	**(21)**	5	**(25)**
Investment income on technical reserves	93	-	-	93
Insurance profit	**84**	**(21)**	5	**68**
Profit from fee based business	11	-	-	11
Total commercial lines result	**95**	**(21)**	5	**79**

Half-year ended Jun 05	AGAAP excl. Captive	AIFRS Adjustments	Captive Adjustment	AIFRS incl. Captive
	A$m	A$m	A$m	A$m
Gross written premium	**867**	-	-	**867**
Gross earned premium	**803**	-	-	**803**
Reinsurance expense	(100)		17	(83)
Net premium revenue	**703**		17	**720**
Net claims expense	(401)	(4)	-	(405)
Commission expense	(88)		-	(88)
Underwriting expense	(138)	(10)	-	(148)
Underwriting profit	**76**	**(14)**	17	**79**
Investment income on technical reserves	87			87
Insurance profit	**163**	**(14)**	17	**166**
Profit from fee based business	(25)	-	-	(25)
Total commercial lines result	**138**	**(14)**	17	**141**

International

Half-year ended Dec 04	AGAAP excl. Captive	AIFRS Adjustments	Captive Adjustment	AIFRS incl. Captive
	A$m	A$m	A$m	A$m
Gross written premium	**499**	**-**	**-**	**499**
Gross earned premium	**494**	**-**	**-**	**494**
Reinsurance expense	4	-	(53)	(49)
Net premium revenue	**498**	**-**	**(53)**	**445**
Net claims expense	(287)	-	16	(271)
Commission expense	(49)	-	-	(49)
Underwriting expense	(80)	-	9	(70)
Underwriting profit	**82**	**-**	**(28)**	**55**
Investment income on technical reserves	12	-	-	12
Insurance profit	**94**	**-**	**(28)**	**67**
China Automobile Association	(2)	-	-	(2)
Total international result	**92**	**-**	**(28)**	**65**

Half-year ended Jun 05	AGAAP excl. Captive	AIFRS Adjustments	Captive Adjustment	AIFRS incl. Captive
	A$m	A$m	A$m	A$m
Gross written premium	**502**	**-**	**-**	**502**
Gross earned premium	**496**	**-**	**-**	**496**
Reinsurance expense	(6)	-	(27)	(34)
Net premium revenue	**490**	**-**	**(27)**	**463**
Net claims expense	(323)	-	25	(298)
Commission expense	(44)	-	-	(44)
Underwriting expense	(81)	1	10	(70)
Underwriting profit	**43**	**1**	**7**	**50**
Investment income on technical reserves	21	-	(7)	14
Insurance profit	**64**	**1**	**0**	**64**
China Automobile Association	(2)	-	-	(2)
Total international result	**62**	**1**	**0**	**62**

82-34821

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

HALF YEAR REPORT 31 DECEMBER 2005

APPENDIX 4D

CONTENTS

	Page Number
Results for announcement to the market	1
Other Information	2
Appendix 4D compliance matrix	3
Attachment A: Half year financial report – 31 December 2005	5

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2005

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Down	-1%	4,234
Profit from ordinary activities after tax attributable to shareholders	Down	-1%	461
Net profit attributable to shareholders of Insurance Australia Group Limited	Down	-1%	461

Dividends – ordinary shares	Amount per share	Franked amount per share
Interim dividend	13.5 cents	13.5 cents

The record date of the dividend is 8 March 2006. The dividend is to be paid on 10 April 2006. The last date for the receipt of an election notice for participation in the company's Dividend Reinvestment Plan is 8 March 2006.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2005

OTHER INFORMATION

During the half year the Insurance Australia Group held an interest in the following joint ventures:

	% Held
NTI Limited	50

The company's aggregate share of profits of these entities is not material.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4D – HALF YEAR REPORT 31 DECEMBER 2005

APPENDIX 4D COMPLIANCE MATRIX

Appendix 4D disclosure requirements	Insurance Australia Group Appendix 4D	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period.	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). 2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4D		
3. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Half year financial report 31 December 2005: • Notes to the financial statements - Net tangible assets.	P.43	Note 13
4. Details of entities over which control has been gained or lost during the period, including the following. 4.1 Name of the entity. 4.2 The date of the gain or loss of control. 4.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Half year financial report 31 December 2005: • Notes to the financial statements - Changes in the composition of the consolidated entity	P.41	Note 11

5. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Half year financial report 31 December 2005: • Notes to the financial statements - Dividends note	P.35	Note 8
6. Details of any dividend or distribution reinvestment plan in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Half year financial report 31 December 2005: • Notes to the financial statements - Dividend note	P.35	Note 8
7 Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and - where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	"Other information" page 2 Appendix 4D		
8. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
9. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT – 31 DECEMBER 2005

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

AND CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT - 31 DECEMBER 2005

CONTENTS

	Page No.
Directors' Report	1
Lead Auditor's Independence Declaration	5
Consolidated Income Statement	6
Consolidated Statement of Recognised Income and Expense	7
Consolidated Balance Sheet	8
Consolidated Cash Flow Statement	9
Notes to the Financial Statements	10
Directors' Declaration	44
Independent Review Report	45

Insurance Australia Group Limited is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is level 26, 388 George Street, Sydney, NSW 2000.

This half year financial report does not include all of the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Insurance Australia Group Limited during the half year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Insurance Australia Group Limited ("IAG" / "Parent" / "Company") and the entities it controlled ("IAG Group") for the half year ended 31 December 2005 and the review report thereon.

Directors

The Company's Directors in office at any time during or since the end of the half year are as follows. Directors were in office for the entire period unless otherwise stated.

Mr JA Strong (Director since 2 August 2001), Ms YA Allen (Director since 10 November 2004), Mr JF Astbury (Director since 25 July 2000), Mr GA Cousins (Director since 25 July 2000), Mr ND Hamilton (Director since 19 June 2000), Mr RA Ross (Director since 25 July 2000), Mr BM Schwartz (Director since 1 January 2005) and Mr MJ Hawker (Director since 1 December 2001).

Operating and financial review

Operating result for the year

The IAG Group's net profit after tax for the half year was $513 million (2004 - $524 million). After adjusting for outside equity interests in the IAG Group result, net profit attributable to shareholders of the Company was $461 million (2004 - $467 million).

The current period result has been determined based on the adoption of the Australian equivalents of the International Financial Reporting Standards and where applicable, the prior period information has been updated to reflect this change. Notes 1 and 2 of the financial statements provide detailed information on the accounting policies applied and the resultant impact on the prior period financial performance and financial position.

Underwriting result

The IAG Group produced an underwriting profit before investment income on technical reserves of $274 million (2004 - $219 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2005, this resulted in a decrease in claims expense by $16 million compared to an expense of $65 million in 2004. This resulted in a decrease in the loss ratio to 63.8% (2004 – 66.9%) and the combined ratio to 91.2% (2004 – 93.0%). Excluding the impact of the movement in interest rates on claims expense, the underlying loss ratio improved modestly to 64.4% (2004 – 64.8%) whilst the combined ratio was negatively impacted by an increase to 91.7% (2004 - 90.9%) as a result of an increase in the expense ratio. The increase in the expense ratio to 27.4% (2004 – 26.1%) was mainly attributable to an adverse fire service levy adjustment and an increase in advertising costs.

The insurance profit of $469 million (2004 - $482 million), which is considered to be a sound insurance trading result, equated to an insurance margin of 15.1% (2004 – 15.5%).

The following discussion of underwriting result by business segments, being the Australian personal and commercial lines and the New Zealand insurance operations, incorporates an allocation of profit from the IAG Group's Captive reinsurer. This allocation was based on the net contribution of the business segments to the Captive result.

(a) Australian personal lines insurance operations

The personal lines insurance operations produced an insurance margin of 13.1% for the financial period (2004 – 18.3%). The decline in the insurance margin is attributable to the competitive price pressures in all segments, an increase in claims reserves in the NSW CTP portfolio to reflect an increasing trend in average weekly earnings in NSW, additional fire service levies and an increase in advertising costs. Despite these pressures and the reduction of insurance margin, the strength in the underlying performance was a result of the continued focus on adhering to underwriting discipline and risk selection.

Gross written premiums decreased by 3.3% to $1,936 million (2004 - $2,002 million), due to strong competition.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Operating and financial review (continued)

(b) Australian commercial lines insurance operations

The commercial lines insurance operations produced an insurance margin of 18.5% for the financial period (2004 – 9.2%). The significant increase in the margin over prior period was due to claims reserve releases reflecting the recognition of tort law reform on both prior year reserves and current year claims experience. This was partially offset by additional fire service levies and an increase in frequency of large fire related losses in the short-tail commercial portfolio.

Gross written premiums decreased by 8.0% to $761 million (2004 - $827 million) due to strong competition in a softening rate environment.

Fee based income produced a profit of $2 million (2004 - $11 million). The profitable performance from premium funding activities and the non-risk workers' compensation scheme in Victoria was offset by further provisioning required in the NSW workers' compensation business arising from the reassessment of the fee income relating to prior periods.

(c) International insurance operations

New Zealand insurance operations:
The New Zealand insurance operations produced an insurance margin of 18.6% for the financial period (2004 – 15.0%). The improved result is despite slowing economic growth, strong competition amongst consolidated players and increasing capital capacity from foreign players entering the New Zealand market. In order to maintain market share and margins, IAG New Zealand has implemented a number of sales and service initiatives focused on delivering improvements in underwriting, product development and partnering with distributors to enhance processing and product delivery to customers.

Gross written premiums decreased by 1.0% to $494 million (2004 - $499 million), which includes a negative impact of $5 million or 1% from unfavourable exchange rate movements in the current financial period.

Thailand insurance operations:
The IAG Group acquired IAG Insurance (Thailand) Ltd (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) on 4 July 2005. Gross written premium for the period to 31 December 2005 was $16 million with a combined ratio of 77.7%.

Captive reinsurer:
The Captive acts solely as the IAG Group's reinsurer assuming risk from other parts of the business and obtaining reinsurance protections for the IAG Group in the open market. The insurance result decreased by $18 million to $22 million in the financial period. This was mainly driven by higher retention levels by business units, facilitated in part through the issue of contingent capital in the form of reset exchangeable securities by the IAG Group in January 2005, resulting in lower premiums being earned by the Captive. As previously discussed, the Captive's financial performance has been allocated to the Australian personal and commercial lines and the New Zealand insurance operations.

(d) Corporate and investments

Investment income on corporate and equity holders' funds (net of investment expenses) increased by 16.7% to $342 million. The increase was due to the strong investment performance by all the major asset classes, particularly Australian equities, in the current financial period.

The net corporate expenses have increased by $22 million (40%) to $77 million. This increase was mainly attributable to:

- increase in borrowing costs by $17 million in the current financial period due to the reclassification of reset preference shares as debt under AIFRS; and
- increase in head office corporate expenses by $3 million to $18 million in the current financial period due to the implementation of the international growth strategy.

Review of financial condition

(a) Financial position

Assets:
The total assets of the IAG Group as at 31 December 2005 are $16,894 million (30 June 2005 - $17,102 million).

The decrease is mainly attributable to a general decrease in growth of gross written premium during the financial period, reflecting the decrease in insurance balances held at 31 December 2005.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Operating and financial review (continued)

Liabilities:
The total liabilities of the IAG Group as at 31 December 2005 are $13,125 million (30 June 2005 - $12,599 million) with the major component being general insurance liabilities of $10,366 million (30 June 2005 - $10,426 million). The increase is attributable to the reclassification, under AIFRS, of reset preference shares to interest-bearing liabilities (from equity) and of unitholders' funds to liabilities (from minority interests) from 1 July 2005.

Equity:
Total equity decreased by $734 million mainly due to the reclassification, under AIFRS, of reset preference shares ($539 million) to interest-bearing liabilities (from equity) and of unitholders' funds ($421 million) to liabilities (from minority interests) from 1 July 2005. Total equity has also being impacted by the following activities during the year:

Increase:
- Net profit of $461 million.

Decrease:
- payment of dividends of $231 million.

(b) Cash from operations

Cash flows from operating activities:
Cash inflows from operating activities have decreased by $267 million to $164 million.

The decrease is mainly attributable to:

- an increase in claims costs paid;
- higher income taxes paid;
- higher finance costs paid due to the reclassification of reset preference shares; and
- an increase in other operating payments (such as fire services levies and advertising costs as mentioned in underwriting results above); and

The decrease was offset to some extent by the:

- increase in reinsurance and other recoveries received; and
- an increase in other operating receipts.

Cash flows from investing activities:
Cash inflows from investing activities have increased by $616 million to $592 million.

The increase is largely attributable to the higher level of redemption of investments to cash to fund the surplus capital fund as a result of a reduction in cash generated from operating activities (refer details above). This fund is used for income tax and dividend payments and other capital transactions. In addition, there was a net redemption of trust units in the IAG controlled trusts by third party unitholders.

Cash flows from financing activities:
Cash outflows from financing activities have increased by $116 million to $482 million.

This increase is attributable to the:

- repayment of $46 million of NZ senior term notes which matured in August 2005; and
- net redemptions of trust units in the IAG controlled trusts of $161 million in the current financial period compared with net redemption of $76 million in the prior period.

(c) Capital adequacy / minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying APRA standards for individual licensed insurers to the relevant consolidated results, is 2.04 times as at 31 December 2005 (30 June 2005 – 2.00 times). The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 31 December 2005 Investor Report on the Company's website, www.iag.com.au.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 5 and forms part of the directors' report for the half year ended 31 December 2005.

Events subsequent to reporting date

Details of matters subsequent to the end of the financial period are set out in note 14. These include:

- a dividend declared of 13.5 cents per ordinary share. The Dividend Reinvestment Plan will operate using shares acquired on market with no discount applied;
- on 9 December 2005, the IAG Group announced that it had agreed to acquire a 30% interest in a general insurer in Malaysia, AmAssurance Berhad ("AmAssurance"). Approval for the acquisition was received from the Malaysia Ministry of Finance on 16 January 2006. The acquisition is still however subject to final regulatory approval from Malaysia's Foreign Investment Committee.
- on 7 February 2006, the IAG Group announced it had signed an exclusive memorandum of understanding regarding a proposed investment in China Pacific Property Insurance Co, Ltd (CPIC Property), a China based general insurance business. The IAG Group will negotiate with CPIC Property to purchase an initial 24.9% interest, as well as an option to increase its ownership to 40% subject to certain regulatory approvals.
- on 10 February 2006, the IAG Group acquired an additional 16.7% interest in Safety Insurance Public Company Limited ("Safety Insurance"), taking its existing 21.6% shareholding to 38.3%. The IAG Group announced on 13 February 2006 that it intends to further increase its interest in Safety Insurance through a general tender offer to all Safety Insurance shareholders.
- on 23 February 2006, IAG announced it would return $200 million to shareholders by 30 June 2006.

Dividends

Details of dividends declared are set out in note 8.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 23rd day of February 2006 in accordance with a resolution of the Directors.

.... Director

James Strong .... Director

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2005 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
23rd February 2006

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Notes	CONSOLIDATED 31 Dec 2005 $m	31 Dec 2004 $m
Premium revenue	3(a)	**3,320**	3,311
Reinsurance expense		**(209)**	(202)
Net premium revenue (i)		**3,111**	3,109
Claims expense		**(2,245)**	(2,361)
Reinsurance and other recoveries	3(a)	**259**	282
Net claims expense (ii)		**(1,986)**	(2,079)
Acquisition costs		**(542)**	(533)
Other underwriting expenses		**(186)**	(191)
Fire service levies		**(123)**	(87)
Underwriting expenses (iii)		**(851)**	(811)
Underwriting profit (i) + (ii) + (iii)		**274**	219
Investment income on technical reserves	3(b)	**202**	270
Investment expenses on technical reserves		**(7)**	(7)
Insurance profit		**469**	482
Investment income on equity holders' funds	3(b)	**352**	299
Other income	3(c)	**101**	109
Finance costs		**(45)**	(28)
Net income attributable to minority interests in unitholders' funds		**(11)**	-
Corporate, administration and other expenses		**(133)**	(133)
Profit before income tax		**733**	729
Income tax expense		**(220)**	(205)
Profit for the period		**513**	524
Profit for the period attributable to:			
Equity holders of the Parent		**461**	467
Minority interests		**52**	57
Profit for the period		**513**	524

		31 Dec 2005 cents	31 Dec 2004 cents
Basic earnings per ordinary share	7	**29.06**	28.54
Diluted earnings per ordinary share	7	**28.89**	28.35

The above consolidated income statement should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED 31 Dec 2005 $m	31 Dec 2004 $m
Initial recognition of AIFRS adjustments directly to retained earnings at 1 July 2005, net of tax		
- Adjustment to valuation of investments	1	-
- Amortisation of reset preference shares transaction costs	(6)	-
- Accrual for distribution on reset preference shares	(1)	-
- Net tax impact of AIFRS adjustments to retained earnings	-	-
Initial recognition of AIFRS adjustments directly to reserves at 1 July 2005, net of tax		
- Recognition of hedging reserve	(5)	-
Net AIFRS adjustments at 1 July 2005	**(11)**	-
Actuarial gains / (losses) on defined benefit plans, net of tax	8	-
Net exchange difference on translation of foreign operations	3	(1)
Movement in hedging reserve, net of tax	(4)	-
Net income recognised directly in equity	**(4)**	(1)
Profit for the period	**513**	524
Total recognised income and expense for the period	**509**	523
Total recognised income and expense for the period attributable to:		
Equity holders of the Parent	458	466
Minority interests	51	57
Total recognised income and expense for the period	**509**	523

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 10.

The above consolidated statement of recognised income and expense should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

		CONSOLIDATED	
	Notes	**31 Dec 2005**	30 Jun 2005
		$m	$m
Assets			
Cash and cash equivalents		**733**	456
Investments		**10,075**	10,375
Premium receivable		**1,592**	1,710
Trade and other receivables		**700**	657
Current tax assets		**-**	4
Reinsurance and other recoveries receivable		**999**	1,053
Inventories		**2**	2
Prepayments		**21**	38
Deferred levies and charges		**118**	105
Deferred reinsurance expense		**143**	194
Deferred acquisition costs		**601**	621
Property, plant and equipment		**252**	259
Deferred tax assets		**118**	131
Investment in joint ventures and associates		**2**	3
Intangible assets		**50**	31
Goodwill		**1,488**	1,463
Total assets		**16,894**	17,102
Liabilities			
Trade and other payables		**741**	721
Reinsurance premiums payable		**113**	195
Restructuring provision		**-**	11
Current tax liabilities		**74**	193
Unexpired risk liability		**3**	-
Unearned premium liability		**3,487**	3,586
Lease provision		**21**	21
Employee benefits provision		**180**	229
Minority interests in unitholders' funds		**295**	-
Deferred tax liabilities		**40**	24
Outstanding claims liability		**6,876**	6,840
Interest-bearing liabilities	9	**1,295**	779
Total liabilities		**13,125**	12,599
Net assets		**3,769**	4,503
Equity			
Share capital	10(a)	**3,263**	3,802
Treasury shares	10(b)	**(45)**	(34)
Reserves	10(c)	**4**	7
Retained earnings	10(d)	**375**	142
Parent interest	10(d)	**3,597**	3,917
Minority interests	10(e)	**172**	586
Total equity	10	**3,769**	4,503

The above consolidated balance sheet should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Note	CONSOLIDATED 31 Dec 2005	31 Dec 2004
		$m	$m
Cash flows from operating activities			
Premium received		**3,325**	3,347
Reinsurance and other recoveries received		**327**	237
Claims costs paid		**(2,223)**	(2,095)
Reinsurance expense paid		**(181)**	(123)
Dividends received		**58**	55
Interest and similar items received		**239**	244
Finance costs paid		**(59)**	(32)
Income tax refund		**7**	9
Income tax paid		**(313)**	(259)
Other operating receipts		**657**	532
Other operating payments		**(1,673)**	(1,484)
Net cash provided by operating activities		**164**	431
Cash flows from investing activities			
Net cash flows on acquisition of a subsidiary	11	**(29)**	-
Proceeds from disposal of investments and property, plant and equipment		**9,757**	11,057
Outlays for investments and property, plant and equipment acquired		**(9,105)**	(11,036)
Repayment of premium funding loans		**229**	180
Advances of premium funding loans		**(260)**	(225)
Net cash provided by / (used in) investing activities		**592**	(24)
Cash flows from financing activities			
Proceeds from issues of trust units		**446**	468
Outlays for redemption of trust units		**(607)**	(544)
Proceeds from borrowings		**-**	-
Repayment of borrowings		**(46)**	-
Dividends paid to IAG equity holders		**(231)**	(238)
Dividends paid to minority interests		**(44)**	(52)
Net cash used in financing activities		**(482)**	(366)
Net increase in cash held		**274**	41
Effects of exchange rate changes on balances of cash held in foreign currencies		**3**	-
Cash and cash equivalents at 1 July		**456**	424
Cash and cash equivalents at 31 December (i)		**733**	465

Notes:
(i) Cash and cash equivalents represents cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of bank overdraft.

The above consolidated cash flow statement should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

Note 1. Summary of significant accounting policies

This general purpose financial report of Insurance Australia Group Limited ("IAG") and the entities it controlled ("IAG Group") for the half year reporting period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, the Corporations Act 2001 and the Australian Stock Exchange Listing Rules. This general purpose financial report of the IAG Group was authorised by the Board of Directors for issue on 23rd February 2006.

This half year financial report does not include all of the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by IAG during the half year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The half year financial report would normally include only those significant accounting policies that are different to those applied in the preceding annual financial report. To assist readers in understanding the significant accounting policies of the IAG Group under the new Australian equivalents to International Financial Reporting Standards ("AIFRS"), refer below for a complete set of significant accounting policies.

(a) Basis of preparation of half year financial report

For all periods up to and including the year ended 30 June 2005, the IAG Group prepared financial reports in accordance with Australian Generally Accepted Accounting Principles ("Australian GAAP"). From 1 July 2005, the IAG Group is required to prepare financial reports in accordance with AIFRS effective for the half year ended 31 December 2005 and the full year ending 30 June 2006. For the IAG Group, the date of transition to AIFRS was 1 July 2004, which is the start of the comparative period. The principal accounting policies adopted in the preparation of the financial report are set out below. The presentation currency used for the preparation of these financial reports is Australian dollars. The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity.

Reconciliations and explanations of the impact of the transition from Australian GAAP to AIFRS on the IAG Group's financial position, financial performance and cash flows are provided in note 2.

The accounting policies adopted in the preparation of this financial report have been consistently applied by all entities in the IAG Group. The policies have been applied consistently to all periods presented in the financial report and in preparing the opening AIFRS balance sheet at 1 July 2004 for the purposes of transition to AIFRS, except for the standards discussed below for which comparatives have not been restated. These financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions noted in the financial report, with the principal exceptions being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability at present value. Certain items have been reclassified from the prior period's financial reports to conform to the current period's presentation; capitalised transaction costs on interest-bearing liabilities previously disclosed as prepayments are now disclosed together with the liabilities (reclassification as at 30 June 2005 of $16 million), the value of the interest rate swap forming part of the hedge on the US subordinated term notes previously disclosed as a payable is now disclosed together with the liability (reclassification as at 30 June 2005 of $2 million), the net value of corporate treasury derivatives previously offset against payables is now included in trade and other receivables (reclassification as at 30 June 2005 of $3 million), and reinsurance premiums payable previously included within trade and other payables is now presented separately on the balance sheet.

Compliance with International Financial Reporting Standards

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board. IFRS forms the basis of Australian Accounting Standards adopted by the Australian Accounting Standards Board, being AIFRS. This half year financial report of the consolidated entity complies with IFRS.

First time adoption of AIFRS

This half year financial report is the first IAG half year financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements. There are several recognition and measurement differences between Australian GAAP and AIFRS. Preparation of this AIFRS compliant half year financial report has required amendment of certain accounting policies, changes to certain valuation methodologies, and reporting of certain information in a different manner than was the case under the previous Australian GAAP financial reports. Comparative figures have been restated to reflect these adjustments except for several exceptions noted below. There was also an impact on the cash flow statement with the distributions on the reset preference shares, previously presented as dividends paid, in financing activities, now presented as finance costs paid, in operating activities.

In preparing this half year financial report, the IAG Group has elected to take advantage of certain transitional provisions within AASB 1 which offer exemption from presenting comparative information or applying AIFRS retrospectively. The most significant impact arises from the exemption from presenting comparative information in accordance with AASB 132 *Financial Instruments: Presentation,* AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 1023 *General Insurance Contracts*. Comparative information for financial instruments and insurance contracts has been prepared on the basis of the IAG Group's previous accounting policies. The differences between the accounting policies applied are provided below in notes 1(h), 1(m), 1(o) and 1(x) with additional information presented in note 2.

Note 1. Summary of significant accounting policies (continued)

(a) Basis of preparation of half year financial report (continued)

Upon transition to AIFRS the general principle is that the financial reports must be prepared as if the new standards had always been applied. However, in addition to exempting companies from the requirement to restate comparatives for particular standards, AASB 1 grants certain exemptions from the full requirements of AIFRS. The IAG Group has made the following first time adoption elections:

Business combinations – The IAG Group has not restated the accounting for business combinations transacted prior to 1 July 2004.
Share based payments – The IAG Group has not retrospectively applied the AIFRS expense treatment to share based payments granted prior to 7 November 2002 and/or that vested prior to 1 January 2005.
Property, plant and equipment – The IAG Group has used the fair value of the property held as at 30 June 2004 as the deemed cost of that property but has continued with original cost for plant and equipment.
Foreign currency translation reserve – The IAG Group has not reset the foreign currency translation reserve to zero.
Insurance contracts – The IAG Group will not apply certain disclosure requirements to prior periods.
Fair value measurement of financial instruments – The IAG Group has not applied the first time adoption relief from the retrospective application of 'Day One' recognition requirements.
Financial instruments options – The IAG Group has used this option to designate financial instruments to the various classifications available under AIFRS as follows:

- Investments - classified as 'fair value through profit or loss';
- Receivables - classified as 'loans and receivables'; and
- Payables and interest-bearing liabilities - classified as 'amortised cost'.

The IAG Group will be required to prepare the first annual financial report prepared in accordance with AIFRS in compliance with each of the standards that are effective at the reporting date, whether mandatorily or by election. Further standards and interpretations may be issued between preparation of this financial report and preparation of the 2006 annual financial report which may impact on the first annual financial report prepared under AIFRS, and so may impact on the financial information presented in this report.

Critical accounting judgements and estimates
In the process of applying the IAG Group's accounting policies, various judgements and estimates are made.

The preparation of the financial statements requires the use of certain critical accounting estimates and assumptions. The areas where assumptions and estimates involve a high degree of judgment or complexity and are considered significant to the financial statements are:

- Outstanding claims liability;
- Reinsurance and other recoveries receivable;
- Goodwill and intangible assets impairment testing;
- Defined benefit post-employment obligations; and
- Share based remuneration expense.

The estimates and related assumptions are based on experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and the future periods if relevant. The key changes in accounting estimates for the current half year reporting period are those made in the normal course of reserving for general insurance contracts (refer note 1(e)).

The accounting judgements made during the year that did not involve estimations are considered to have had no significant impact on the amounts recognised in the financial report (2005 – none).

Note 1. Summary of significant accounting policies (continued)

(a) Basis of preparation of half year financial report (continued)

Australian accounting standards issued but not yet effective
As at the date of this financial report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of this current reporting period. Many of the standards are permitted to be early adopted. Each of the standards applicable to IAG that were able to be early adopted and applied for the half year financial report have been early adopted and applied. We note the following standards that have only a disclosure impact that will be relevant for the first time to the 2006 annual financial report:

- AASB 7 *Financial Instruments: Disclosures* applicable for the first time to the 30 June 2008 financial report. It is anticipated this standard will be early adopted for the 2006 annual financial report together with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7.

- AASB 124 *Related Party Disclosures* issued in December 2005 and the amendments made by AASB 2004-3 *Amendments to Australian Accounting Standards* for which application of the standard is mandatory for the 2006 annual financial report.

Voluntary changes in accounting policies
There have been no voluntary changes in accounting policies made during the current half year period other than those relating to the transition to AIFRS as disclosed in note 2.

(b) Principles of consolidation

Subsidiaries are those entities controlled by IAG. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when more than half of the voting power of an entity is owned either directly or indirectly. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The consolidated financial report incorporates the assets and liabilities of all subsidiaries as at the reporting date and the results of all subsidiaries for the period then ended. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions between group entities are eliminated on consolidation.

The financial statements of all subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. The financial statements of entities operating outside Australia that maintain accounting records in accordance with overseas accounting principles are adjusted to comply with IAG Group accounting policies.

Where a subsidiary is less than wholly-owned, the equity interests held by external parties are disclosed as minority interests and shown separately in the consolidated financial statements.

Significant accounting policies related to general insurance contracts

All of the IAG Group's general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract (a contract under which one party, the insurer, accepts significance insurance risk from another party, the policyholder, by agreeing to compensate the policyholder if a specified uncertain future event, the insured event, adversely affects the policyholder) and none of the contracts contain embedded derivatives or are required to be unbundled. This means that all of the IAG Group's general insurance products are accounted for in the same manner.

(c) Premium revenue

Premium revenue comprises amounts charged to policyholders including fire service levies, but excluding stamp duties and taxes collected on behalf of third parties. Premium is recognised as earned from the date of attachment of risk over the period of the related insurance contracts in accordance with the pattern of the incidence of risk expected under the contracts. The pattern of the risks underwritten is generally matched by the passing of time. Premium on unclosed business (business written close to reporting date where attachment of risk is prior to reporting date and there is insufficient information to accurately identify the business) is brought to account based on previous years' experience with due allowance for any changes in the pattern of new business and renewals. The unearned portion of premium is recognised as an unearned premium liability on the balance sheet.

Premium receivable is stated at the amount due and is normally settled between 30 days and 12 months. The recoverability of premium receivable is assessed and provision is made for doubtful debts based on objective evidence and having regard to past default experience.

Note 1. Summary of significant accounting policies (continued)

(d) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outwards reinsurance premium is treated as a prepayment and disclosed as deferred reinsurance expense in the balance sheet at the reporting date.

(e) Claims

The outstanding claims liability is measured as the central estimate of the present value of expected future payments relating to claims incurred at the reporting date with an additional risk margin to allow for the inherent uncertainty in the central estimate. The liability is measured based on the advice of the Group's Approved Actuary. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not reported ("IBNR"), claims incurred but not enough reported ("IBNER") and the anticipated direct and indirect claims handling costs. In determining the liability, allowance is made for future investment earnings by discounting future payments to present value using a risk free rate.

Claims expense represents claim payments adjusted for movement in the outstanding claims liability.

The estimation of the outstanding claims liability involves a number of key assumptions and is the IAG Group's most critical accounting estimate. The IAG Group takes all reasonable steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing the liability, it is likely that the final outcome will be different from the original liability established.

(f) Reinsurance and other recoveries

Reinsurance and other recoveries on paid claims, reported claims not yet paid, IBNR and IBNER, are recognised as revenue. Recoveries receivable are measured as the present value of the expected future receipts calculated on the same basis as the outstanding claims liability, and are disclosed net of any provision for doubtful debts. Provision is made for doubtful debts based on objective evidence for individual receivables.

(g) Acquisition costs

Costs associated with obtaining and recording general insurance contracts are referred to as acquisition costs. These costs include advertising expenses, commissions or brokerage paid to agents or brokers, premium collection costs, risk assessment costs and other administrative costs. Such costs are capitalised where they relate to unearned premium. The capitalised costs, disclosed as deferred acquisition costs, are amortised on the same basis as the earning pattern of the premium over the period of the related insurance contracts.

(h) Liability adequacy test

The liability adequacy test is an assessment of whether the carrying amount of the unearned premium liability is adequate. If current estimates of the present value of the expected future cash flows relating to future claims arising from the rights and obligations under current general insurance contracts, plus an additional risk margin to reflect the inherent uncertainty in the central estimate, exceed the unearned premium liability less related intangible assets and related deferred acquisition costs, then the unearned premium liability is deemed to be deficient. The test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and that are managed together as a single portfolio. Any deficiency arising from the test is recognised in the income statement. Recognition of a deficiency impacts the balance sheet, first through the write down of any related intangible assets and then the related deferred acquisition costs, with any remaining balance being recognised in the balance sheet as an unexpired risk liability.

Prior to 1 July 2005 (refer to note 2 for further details)
Prior to the introduction of the liability adequacy test effective from 1 July 2005, a recoverability test was performed on the carrying amount of deferred acquisition costs. Deferred acquisition costs were measured at the lower of cost and recoverable amount through the conduct of a loss recognition test such that when the sum of the expected future claims and associated settlements costs, in relation to business written to the reporting date, exceeded related unearned premium, the deferred acquisition costs were written down to recoverable amount and the write down was recognised as an expense. This test was conducted at the reporting entity level. The conduct of the test did not result in a write down of deferred acquisition costs for the prior financial years ended 30 June 2004 and 30 June 2005.

Note 1. Summary of significant accounting policies (continued)

(i) Levies and charges

Levies and charges, for which the amount paid does not depend on the amounts collected, as is the case with fire service levies in Australia, are expensed on the same basis as the recognition of premium revenue. The portion relating to unearned premium is treated as a prepayment and disclosed as deferred levies and charges. A liability for levies and charges payable is recognised on business written to the reporting date. Other levies and charges that are simply collected on behalf of third parties are not recognised in the income statement.

Significant accounting policies applicable to other activities

(j) Fee based revenue

Fee based revenue is brought to account on an accruals basis being recognised as revenue on a straight line basis in accordance with the passage of time as the services are provided.

(k) Leases

All leases entered into by the IAG Group are operating leases, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items. The lease payments are recognised as an expense on a straight line basis over the term of the lease.

The IAG Group is predominantly the lessee in these arrangements but does act as lessor under certain sub-lease arrangements for which the lease payments are recognised as revenue on a straight line basis over the term of the lease.

Lease incentives relating to the agreement of a new or renewed operating lease are recognised as an integral part of the net consideration agreed for the use of the leased asset. Operating lease incentives received are initially recognised as a liability, are disclosed as trade and other payables, and are subsequently reduced through recognition in the income statement as an integral part of the total lease expense (lease payments are allocated between rental expense and reduction of the liability) on a straight line basis over the period of the lease.

(l) Taxation

(i) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates for each jurisdiction, and any adjustment to tax payable in respect of previous financial periods. Deferred tax expense is the change in deferred tax assets and liabilities between the reporting periods.

Deferred tax assets and liabilities are recognised using the balance sheet method for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except in the following circumstances when no deferred tax asset or liability is recognised:

- temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss;
- temporary differences between the carrying amount and tax bases of investments in subsidiaries where it is probable that the differences will not reverse in the foreseeable future; and
- temporary differences relating to goodwill that is not deductible for tax purposes.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

(ii) Tax consolidation

Insurance Australia Group Limited ("IAG") and its Australian resident wholly-owned subsidiaries adopted the tax consolidation legislation with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is IAG.

Note 1. Summary of significant accounting policies (continued)

(l) Taxation (continued)

(ii) Tax consolidation (continued)
Current tax expense/income and deferred tax assets and liabilities arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts receivable / (payable) from / (to) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by IAG as an equity contribution or distribution.

IAG recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group with respect to tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability / (asset) assumed by the head entity and any tax-loss deferred tax assets (associated with tax losses of the wholly-owned subsidiaries) assumed by the head entity. This results in the head entity recognising an intercompany receivable / (payable) equal in amount to the tax liability / (asset) assumed. The intercompany amount receivable / (payable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(iii) Goods and services tax
Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables in the balance sheet. Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(m) Investments

Investments comprise assets held to back insurance liabilities (referred to as technical reserves) and assets that represent equity holders' funds. The IAG Group maintains segregated portfolios for those assets. All investments are managed and performance evaluated on a fair value basis for both external and internal reporting purposes in accordance with the IAG Group's documented risk management strategy.

Investments are initially recorded at fair value (being the cost of acquisition excluding transaction costs) and are subsequently remeasured to fair value at each reporting date. Changes in the fair value from the previous reporting date (or cost of acquisition excluding transaction costs, if acquired during the financial period) are recognised in the income statement as realised or unrealised investment gains or losses. Purchases and sales of investments are recognised on a trade date basis, being the date on which the IAG Group commits to purchase or sell the asset. Transaction costs for purchases of investments are expensed as incurred and disclosed in the income statement as investment expenses on technical reserves and corporate, administration and other expenses. Investments are derecognised when the rights to receive future cash flows from the assets have expired, or have been transferred, and the IAG Group has transferred substantially all the risks and rewards of ownership.

Note 1. Summary of significant accounting policies (continued)

(m) Investments (continued)

For securities listed in an active market, fair value is determined by reference to current bid price quotations. For unlisted securities, and for securities listed in a market that is not active, fair value is determined using valuation techniques based on current economic conditions and with reference to observable market data. For trust securities this generally means using the redemption price provided by the trustee. The most common valuation technique used for other unlisted investments is reference to the fair values of recent arm's length transactions involving the same instruments or other instruments that are substantially the same. An alternative valuation technique that is used for a small number of investments is discounted cash flow analysis.

Investment income, comprising dividends, trust distributions and interest, is brought to account on an accruals basis. Income on investment in equity securities and property trusts is deemed to accrue on the date the dividends/distributions are declared, which for listed equity securities is deemed to be the ex-dividend date.

Prior to 1 July 2005 (refer to note 2 for further details)
Prior to 1 July 2005, all investments were initially recorded at fair value (being the cost of acquisition including transaction costs) and were subsequently remeasured to net market value at each reporting date. Changes in the net market value from the previous reporting date (or cost of acquisition, if acquired during the financial period) were recognised in the income statement. This included all derivatives used in relation to investment activities. Market values were determined using last sale price information.

(n) Investment in subsidiaries

Investment in subsidiaries are initially recognised at cost and are subsequently carried in the Company's financial statements at the lower of cost and recoverable amount. Income from these investments, comprising dividends and trust distributions, are brought to account on an accruals basis. Dividends are accrued on the date they are declared.

(o) Derivatives

The IAG Group uses a variety of derivatives for the sole purpose of managing its risk exposures. Derivatives are not held for speculative purposes.

Derivatives are initially recognised at fair value (generally the transaction price; the fair value of the consideration given or received) on the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. Fair value is generally determined using the current bid price for derivatives classified as assets and the current ask price for derivatives classified as liabilities. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Transaction costs for purchases of derivatives are expensed as incurred and disclosed in the income statement as investment expenses on technical reserves and corporate, administration and other expenses.

(i) Investment operations
All of the derivatives managed in conjunction with the investment operations are recognised on the balance sheet (disclosed together with the underlying investments) at fair value with movements in fair value being recorded in the income statement as part of investment revenue. None of the derivatives are designated for hedge accounting. This matches the accounting for the derivatives with the accounting for the underlying investments.

The fair value is determined by reference to current market quotes or generally accepted valuation principles. Derivatives used in investment operations include share price index futures, equity swap agreements, exchange traded options and bank bill and bond futures.

(ii) Corporate treasury operations
There are various derivatives used by the IAG Group to hedge exposure to foreign currency and interest rate movements in relation to corporate treasury transactions, including borrowings. While the IAG Group has a number of economic hedges in place, only a small number of these transactions have been selected for hedge accounting. Those derivatives for which hedge accounting is not applied are recognised on the balance sheet at fair value with movements in fair value being recorded in the income statement. The derivatives are classified as assets and disclosed as receivables when the fair value is positive, or as liabilities and disclosed as payables when the fair value is negative, except for cross currency swaps relating to borrowings, which are disclosed together with the borrowings. The treatments for some of the instruments for which hedge accounting is not applied are as follows:

Cross currency swaps - The IAG Group enters into cross currency swaps to hedge foreign currency borrowings. Interest receipts and payments on the swaps are charged to the income statement on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing and are included within the interest expense on borrowings. Revaluation gains and losses are recognised in the income statement against the revaluation losses and gains of the underlying hedged items.

Note 1. Summary of significant accounting policies (continued)

(o) Derivatives (continued)

(ii) Corporate treasury operations (continued)
Forward foreign exchange contracts – The IAG Group enters into forward foreign exchange contracts to hedge foreign currency exposures recognised on its balance sheet. The forward foreign exchange contracts are recognised in the balance sheet at fair value being the net amounts receivable or payable under the contracts and the associated deferred gains or losses. When recognised, the net receivables or payables are translated using the foreign currency exchange rate current at reporting date.

Anticipated transactions – The IAG Group uses derivatives in relation to anticipated transactions. Transactions are designated as an economic hedge of an anticipated transaction (typically a business combination), only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred, and it is probable the anticipated transaction will occur. Gains or losses on the derivative arising up to the date of the anticipated transaction, together with any costs arising at the time of entering into the derivative, are deferred and included in the measurement of the transaction. Any gains or losses on the derivative after the transaction date are included in the income statement. If the transaction does not occur as anticipated, the costs are immediately expensed.

(iii) Hedge accounting
Where derivatives are designated for hedge accounting, they are classified as either; (i) hedge of the change in fair value of recognised assets or liabilities or firm commitments ("fair value hedge"); (ii) hedge of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ("cash flow hedge"); (iii) hedge of a net investment in a foreign operation ("net investment hedge"). Hedge accounting may be applied to derivatives designated as hedging instruments provided certain criteria are met. The IAG Group has designated certain transactions as cash flow hedges and net investment hedges.

To qualify for hedge accounting, at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) in the range of 80 per cent to 125 per cent must also be demonstrated on an ongoing basis. It is IAG Group policy to document, at the inception of a hedging relationship, the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge.

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in reserves as part of equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item impacts profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity while the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Prior to 1 July 2005 (refer to note 2 for further details)
Prior to 1 July 2005 instruments subject to hedge accounting under AIFRS were previously accounted for on an accruals basis under Australian GAAP.

(iv) Embedded derivatives (accounting policy applicable from 1 July 2005)
Derivatives embedded in other financial instruments or other non-financial host contracts are treated separately when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with movements recorded through the income statement. Where an embedded derivative is required to be separated, it is measured at fair value.

Note 1. Summary of significant accounting policies (continued)

(p) Trade and other receivables

Trade and other receivables are stated at the amounts to be received in the future and are disclosed net of any provision for impairment. The balance is not discounted because the effect of the time value of money is not material. The recoverability of debts is assessed on an ongoing basis and provision for impairment is made based on objective evidence and having regard to past default experience. The impairment charge is recognised in the income statement. Bad debts are written off as incurred.

(q) Property, plant and equipment

Property, plant and equipment is initially recorded at cost which is the fair value of consideration provided plus incidental costs directly attributable to the acquisition (for land and buildings held as at 30 June 2004, the fair value at that date is used as the deemed cost as allowed upon first time adoption of AIFRS). All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and accumulated impairment losses. Items other than land are depreciated using the straight line method at rates based on the expected useful lives of the assets taking into account estimated residual values. Depreciation rates and residual values are reviewed annually for appropriateness. The depreciation rates used currently for each class of asset are as follows:

Buildings	2% - 5%
Motor vehicles	12.5% - 20%
Office and other plant and equipment	6.67% - 40%

The carrying amount of each class of property, plant and equipment is reviewed each reporting date by determining whether there is an indication that the carrying value of a class may be impaired. If any such indication exists, the item will be tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. An impairment loss is recognised whenever the carrying value exceeds the recoverable amount. Impairment losses are recognised in the income statement and may be reversed where there has been a change in the estimates used to determine the recoverable amount.

The net gain or loss on disposal of items of property, plant and equipment is included in the income statement and is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal including transaction costs and other expenses associated with the disposal.

Lease provision

Certain of the operating leases for property require that the land and/or building be returned to the lessor in its original condition, however, the related operating lease payments do not include an element for the cost this will involve. The present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises. The costs are capitalised as part of the cost of plant and equipment and then depreciated over the useful lives of the assets.

Note 1. Summary of significant accounting policies (continued)

(r) Intangible assets

(i) Acquired intangible assets
Acquired intangible assets are initially recorded at their cost at the date of acquisition being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Intangible assets with finite useful lives are amortised on a straight line basis over the estimated useful lives of the assets being the period in which the related benefits are expected to be realised (shorter of legal duration and expected economic life). The amortisation periods are subject to review annually.

The carrying amount of intangible assets with finite useful lives is assessed each reporting date to determine whether there is any indication that the carrying value of an item may be impaired. If any such indication exists, the recoverable amount of the asset is determined using the present value (using a pre-tax discount rate) of the projected net cash flows. For assets with indefinite useful lives, the recoverability of the carrying value of the assets is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised whenever the carrying value exceeds the recoverable amount. Impairment losses are recognised in the income statement and may be reversed where there has been a change in the estimates used to determine the recoverable amount.

(ii) Internally generated intangible assets
Internally generated intangible assets consist of software development expenditure. Software development expenditure that meets the criteria for recognition as an intangible asset is capitalised on the balance sheet and amortised over its expected useful life, subject to impairment testing. Costs incurred in researching and evaluating a project up to the point of formal commitment to a project are treated as research costs and are expensed as incurred. Only software development projects with total budgeted expenditure of more than $2 million are considered for capitalisation. Smaller projects and other costs are treated as maintenance costs, being an ongoing part of maintaining effective computer systems, and are expensed as incurred.

Only software development expenditure incurred after 1 July 2004, the IAG Group's AIFRS transition date, has been considered for capitalisation. All software development expenditure incurred prior to that date was expensed under Australian GAAP.

All such capitalised costs are deemed to have an expected useful life of 3 years unless it can be clearly demonstrated for a specific project that the net benefits are to be generated over a longer period. The capitalised costs are amortised on a straight line basis over the period following completion of a project or implementation of part of a project. The recoverability of the carrying amount of the asset is assessed in the same manner as for acquired intangible assets with finite useful lives.

(s) Goodwill

Acquisitions of a subsidiary or business are accounted for using the acquisition method. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the net identifiable assets and contingent liabilities acquired, irrespective of the extent of any minority interest, and is carried net of any impairment losses. Goodwill arising on acquisitions dated prior to 1 July 2004 has been carried forward on the basis of its deemed cost being the net carrying amount as at 1 July 2004 measured in accordance with the accounting standards relevant at that time (refer to note 2 for further details).

Goodwill is allocated to cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) for the purpose of impairment testing. The recoverability of the carrying value of the goodwill allocated to each cash generating unit is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired, by determining the present value (using a pre-tax discount rate that reflects the current market assessments of the risks specific to the cash generating unit) of projected net cash flows based on the five year business plans approved by management. Net cash flows beyond the five year period are extrapolated based on growth rates which are consistent with long-term industry averages. An impairment loss is recognised whenever the carrying value exceeds the recoverable amount. Impairment losses are recognised in the income statement and cannot be reversed.

At the date of disposal of a business, attributed goodwill is included in IAG's share of net assets in the calculation of the gain or loss on disposal.

With investments in joint ventures and associates, the goodwill is included in the carrying amount of the investment in the joint venture and associate, rather than being disclosed as a separate asset.

Where the initial accounting for a business combination is determined only provisionally by the first reporting date after acquisition date, the business combination is accounted for using those provisional values. Any subsequent adjustments to those provisional values are recognised within twelve months of the acquisition date and are applied effective from the acquisition date.

Note 1. Summary of significant accounting policies (continued)

(t) Trade and other payables

Trade and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received. The balance is not discounted because the effect of the time value of money is not material.

(u) Restructuring provision

A restructuring provision is recognised for the expected costs associated with restructuring where there is a detailed formal plan for restructure and a demonstrated commitment to that plan. The provision is based on the direct expenditure to be incurred which is both directly and necessarily caused by the restructuring, including termination benefits, decommissioning of information technology systems and exiting surplus premises, and does not include costs associated with the on-going activities of the IAG Group. The adequacy of the provision is reviewed regularly and adjusted if required. Revisions in the estimated amount of a restructuring provision are reported in the period in which the revision in the estimate occurs. The provision is discounted where the effect of the time value of money is material.

(v) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave
A liability for long service leave is recognised as the present value of estimated future cash outflows to be made for services provided by employees up to the reporting date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as expected future salary increases, experience of employee departures and period of service, are incorporated in the measurement.

(iii) Share based incentive arrangements
The IAG Group provides share based remuneration in different forms to eligible employees and directors. All of the arrangements are equity settled share based payments. Equity settled share based payments are measured at fair value at grant date (the date at which the IAG Group and the employee have a shared understanding of the terms and conditions of the arrangement) using a valuation model with the total value, adjusted for non-market hurdles, then being expensed through the income statement over the period during which the related employment services are provided. At each reporting date the total accumulated expense is adjusted through the income statement based on the latest estimate of the number of equity instruments that will vest, considering only employee turnover, and taking into account the expired portion of the vesting period. The expense is matched by a credit to an equity reserve. Upon exercise of the relevant instrument, the balance of the share based payments reserve relating to those instruments is transferred within equity.

The vesting conditions for the various plans are different with only the Performance Award Rights ("PARs") Plan incorporating a market based vesting condition. If equity instruments do not vest because the participant ceases to be employed by the IAG Group then the expense charged in relation to that participant will be reversed. If equity instruments in the PARs Plan do not vest only because the market condition is not met, then the expense will not be reversed.

Arrangements granted prior to 7 November 2002 (refer to note 2 for further details)
The IAG Group has not retrospectively applied the AIFRS expense treatment to share based payments granted prior to 7 November 2002 and/or that vested prior to 1 January 2005 as permitted under the transitional provisions for first time adoption of AIFRS. This means that the new requirements have not been applied to the Performance Share Rights Plan or issues under the Employee Share Reward Plan prior to 30 June 2005. The AIFRS expense treatment was applied to all issues under the PARs Plan and issues under the Non-Executive Director Share Plan made after the transitional dates.

To satisfy the IAG Group's obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. Previously under Australian GAAP the cost of acquiring the shares was recorded as a prepayment and then expensed in full, generally over the period during which the employees provided related services.

Note 1. Summary of significant accounting policies (continued)

(v) Employee benefits (continued)

(iv) Superannuation
The IAG Group contributes to various superannuation plans, both defined contribution and defined benefit plans, in accordance with their governing rules and recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities over the longer term.

For defined contribution plans, obligations for contributions are recognised as an expense in the income statement as they become payable. For defined benefit plans, the net financial position of the plans is recognised in the balance sheet. The movement in the net financial position is recognised in the income statement, except for actuarial gains and losses (experience adjustments and changes in actuarial assumptions), which are recognised directly in retained earnings.

(w) Provision for dividends

Provision for dividends is made in respect of all types of share capital where the dividends are declared on or before the reporting date but have not yet been distributed at that date.

(x) Interest-bearing liabilities and finance costs

Interest-bearing liabilities are initially recognised at fair value less transaction costs that are directly attributable to the transaction. After initial recognition the liabilities are carried at amortised cost using the effective interest method.

Finance costs include interest, which is accrued at the contracted rate and included in payables, amortisation of transaction costs which are capitalised, disclosed together with the borrowings, and amortised over the life of the borrowings or a shorter period if appropriate, and amortisation of discounts or premiums (the difference between the proceeds, net of transaction costs, and the settlement or redemption of borrowings) over the term of the liabilities. Where interest payments are hedged, they are recognised as finance costs net of any effect of the hedge.

Prior to 1 July 2005 (refer to note 2 for further details)
Prior to 1 July 2005, the reset preference shares, now classified as interest-bearing liabilities, were treated as equity and formed part of the IAG Group's share capital. The transaction costs associated with the capital raising were recognised directly in equity as a reduction in the proceeds of the instruments. The distributions, now treated as interest, were treated as dividends and so recognised only when declared.

(y) Foreign currency

(i) Functional and presentation currency
Items included in the financial records of each of the IAG Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is the Parent's and the IAG Group's functional and presentation currency.

(ii) Foreign currency transactions
Foreign currency transactions are translated into the functional currency for each of the IAG Group's entities using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities recognised in foreign currencies by the IAG Group at reporting date, are translated to Australian dollars at rates of exchange current at reporting date. Resulting exchange differences are brought to account in the income statement except for those relating to controlled foreign operations and hedging transactions as per (iii) and (iv) below.

(iii) Translation of controlled foreign operations
The financial position and performance of controlled foreign operations with a functional currency other than Australian dollars are translated into the IAG Group's presentation currency for inclusion in the IAG Group's consolidated financial report. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. Items from the income statement are translated using weighted average rates for the reporting period. Exchange differences arising from the translations are recorded directly in equity in the foreign currency translation reserve. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences deferred in the foreign currency translation reserve relating to that foreign operation is recognised in the income statement.

(iv) Hedge transactions
Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(o)(iii) for details of the relevant

Note 1. Summary of significant accounting policies (continued)

(z) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the earnings attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of shares of the Company on issue during the reporting period, excluding treasury shares.

(ii) Diluted earnings per share
Diluted earnings per share is determined by dividing the amount used in the calculation of basic earnings per share, adjusted by the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(aa) Treasury shares

Ordinary shares of IAG that are controlled for accounting purposes by share based remuneration trusts that are consolidated by the IAG Group, are referred to as treasury shares. They are measured at cost (total amount paid to acquire the shares including directly attributable costs), and are recognised as a deduction from equity until they are otherwise dealt with. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of treasury shares. The balance of treasury shares at a reporting date represents the cumulative cost of acquiring shares that have not yet been distributed to employees as share based remuneration.

Shares held in equity remuneration trusts are derecognised as treasury shares when the shares vest to the participant.

(bb) Reset exchangeable securities

Reset exchangeable securities ("RES") are initially measured at face value less transaction costs incurred in issuing the securities. In the balance sheet, the RES liability is offset against the investments purchased ("Portfolio") from the proceeds of RES, as there is a legal right of set-off and it is the IAG Group's intention that the Portfolio and the RES liability would be settled simultaneously. Transaction costs are capitalised, disclosed together with interest-bearing liabilities, and are amortised over 5 years from the date of issue. Interest expense on the RES is brought to account on an accruals basis and payable quarterly subject to the terms of issue. In the income statement, the interest expense on RES is offset against the interest income generated from the Portfolio.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

Note 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards

This half year financial report is the first IAG Group financial report to be prepared in accordance with AIFRS. In this note we provide reconciliations and explanations of the differences to Australian GAAP to assist readers in understanding the impact of the transition on the financial position and performance of the IAG Group.

(a) Balance sheet

Provided below are reconciliations of the balance sheets under Australian GAAP (referred to in the tables as AGAAP) and AIFRS together with narrative descriptions explaining the adjustments.

	Notes	AGAAP 30 June 2005	Adjustment	AIFRS 30 June 2005	Adjustment	AIFRS 1 July 2005	AGAAP 31 Dec 2004	Adjustment	AIFRS 31 Dec 2004	AGAAP 30 June 2004	Adjustment	AIFRS 1 July 2004
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets												
Cash and cash equivalents		456	n/a	456	n/a	456	465	n/a	465	424	n/a	424
Investments	(viii)	10,375	n/a	10,375	1	10,376	9,944	n/a	9,944	9,686	n/a	9,686
Premium receivable		1,710	n/a	1,710	n/a	1,710	1,564	n/a	1,564	1,606	n/a	1,606
Trade and other receivables		657	n/a	657	1	658	592	n/a	592	742	n/a	742
Current tax assets		4	-	4	-	4	-	-	-	-	-	-
Reinsurance and other recoveries receivable		1,053	n/a	1,053	n/a	1,053	916	n/a	916	915	n/a	915
Inventories		2	n/a	2	n/a	2	2	n/a	2	2	n/a	2
Prepayments	(iii),(iv)	54	(16)	38	n/a	38	64	(23)	41	56	(14)	42
Deferred levies and charges		105	n/a	105	n/a	105	105	n/a	105	104	n/a	104
Deferred reinsurance expense		194	n/a	194	n/a	194	111	n/a	111	184	n/a	184
Deferred acquisition costs		621	n/a	621	n/a	621	582	n/a	582	558	n/a	558
Property, plant and equipment	(vi)	258	1	259	n/a	259	246	9	255	231	13	244
Deferred tax assets	(x)	264	(133)	131	2	133	255	(165)	90	296	(115)	181
Investment in joint ventures and associates		3	n/a	3	n/a	3	7	n/a	7	7	n/a	7
Intangible assets	(v)	7	24	31	n/a	31	12	9	21	18	n/a	18
Goodwill	(i)	1,371	92	1,463	n/a	1,463	1,412	46	1,458	1,455	n/a	1,455
Total assets		17,134	(32)	17,102	4	17,106	16,277	(124)	16,153	16,284	(116)	16,168

Certain items have been reclassified from the prior period's financial reports to conform to the current period's presentation (refer to note 1 (a) for further details). These items do not represent a change in recognition and measurement criteria rising from the transition to AIFRS and so have been incorporated into the AGAAP figures rather than being shown as AIFRS adjustments.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

te 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

Balance sheet (continued)

	Notes	AGAAP 30 June 2005	Adjustment	AIFRS 30 June 2005	Adjustment	AIFRS 1 July 2005	AGAAP 31 Dec 2004	Adjustment	AIFRS 31 Dec 2004	AGAAP 30 June 2004	Adjustment	AIFRS 1 July 2004
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
bilities												
de and other payables	(vii)	721	n/a	721	1	722	612	n/a	612	803	n/a	803
insurance premiums able		195	n/a	195	n/a	195	118	n/a	118	134	n/a	134
structuring provision		11	n/a	11	n/a	11	13	n/a	13	29	n/a	29
rent tax liabilities		193	-	193	-	193	63	-	63	222	-	222
earned premium liability		3,586	n/a	3,586	n/a	3,586	3,497	n/a	3,497	3,472	n/a	3,472
ise provision	(vi)	-	21	21	n/a	21	-	21	21	-	21	21
ployee benefits provision	(ii)	206	23	229	n/a	229	157	(8)	149	188	(57)	131
nority interests in tholders' funds	(xi)	-	n/a	-	421	421	-	n/a	-	-	n/a	-
ferred tax liabilities	(x)	163	(139)	24	-	24	176	(163)	13	99	(99)	-
tstanding claims liability		6,840	n/a	6,840	n/a	6,840	6,548	n/a	6,548	6,327	n/a	6,327
erest-bearing liabilities	(vii),(ix)	779	n/a	779	553	1,332	788	n/a	788	786	n/a	786
al liabilities		12,694	(95)	12,599	975	13,574	11,972	(150)	11,822	12,060	(135)	11,925
assets		4,440	63	4,503	(971)	3,532	4,305	26	4,331	4,224	19	4,243
ity												
re capital	(vii)	3,802	n/a	3,802	(539)	3,263	3,802	n/a	3,802	3,802	n/a	3,802
asury shares	(iv)	-	(34)	(34)	n/a	(34)	-	(34)	(34)	-	(21)	(21)
erves	(iii),(ix)	(6)	13	7	(5)	2	(4)	9	5	(5)	5	-
ained earnings		59	83	142	(5)	137	(51)	50	(1)	(259)	32	(227)
ent interest		3,855	62	3,917	(549)	3,368	3,747	25	3,772	3,538	16	3,554
ority interests	(xi)	585	1	586	(422)	164	558	1	559	686	3	689
al equity		4,440	63	4,503	(971)	3,532	4,305	26	4,331	4,224	19	4,243

tain items have been reclassified from the prior period's financial reports to conform to the current period's presentation (refer to note 1 (a) for further details). These items do not represent a ge in recognition and measurement criteria rising from the transition to AIFRS and so have been incorporated into the AGAAP figures rather than being shown as AIFRS adjustments.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

Note 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(b) Total equity

Reconciliation of total equity under Australian GAAP to that under AIFRS. The adjustments shown for each date are cumulative of all adjustments up to and including that date.

		CONSOLIDATED			
	Notes	1 July 2005	30 June 2005	31 Dec 2004	1 July 2004
		$m	$m	$m	$m
Total equity under Australian GAAP as reported in the 2005 half year and annual financial reports		4,440	4,440	4,305	4,224
Adjustments applicable from 1 July 2004					
Adjustments to retained earnings					
Reversal of goodwill amortisation	(i)	92	92	46	n/a
Recognition of defined benefit plans	(ii)	(23)	(23)	8	57
Adjustment to share based remuneration expense	(iii)	5	5	2	2
Capitalisation of software development costs	(v)	24	24	9	n/a
Reversal of market value movement on property	(vi)	(8)	(8)	(2)	n/a
Recognition of depreciation on buildings	(vi)	(1)	(1)	-	n/a
Recognition of lease provision amortisation	(vi)	(11)	(11)	(10)	(8)
Net tax impact of AIFRS adjustments	(x)	6	6	(2)	(16)
Adjustment for minority interests		(1)	(1)	(1)	(3)
		83	83	50	32
Adjustments to reserves					
Recognition of share based payment reserve	(iii)	13	13	9	5
Adjustments to treasury shares					
Consolidation of share based remuneration trusts	(iv)	(34)	(34)	(34)	(21)
Adjustments to minority interests					
Net adjustments impacting minority interests		1	1	1	3
Adjustments applicable from 1 July 2005					
Adjustments to retained earnings					
Adjustment to valuation of investments	(viii)	1	n/a	n/a	n/a
Amortisation of reset preference shares transaction costs	(vii)	(6)	n/a	n/a	n/a
Accrual for distribution on reset preference shares	(vii)	(1)	n/a	n/a	n/a
Net tax impact of AIFRS adjustments	(x)	-	n/a	n/a	n/a
Adjustment for minority interests		1	n/a	n/a	n/a
		(5)	n/a	n/a	n/a
Adjustments to reserves					
Adjustment for cash flow hedge accounting	(ix)	(7)	n/a	n/a	n/a
Net tax impact of AIFRS adjustment	(x)	2	n/a	n/a	n/a
		(5)	n/a	n/a	n/a
Adjustments to share capital					
Reclassification of reset preference shares	(vii)	(550)	n/a	n/a	n/a
Reclassification of reset preference shares transaction costs	(vii)	11	n/a	n/a	n/a
		(539)	n/a	n/a	n/a
Adjustments to minority interests					
Reclassification of minority interests in unitholders' funds	(xi)	(421)	n/a	n/a	n/a
Net other adjustments impacting minority interests		(1)	n/a	n/a	n/a
		(422)	n/a	n/a	n/a
Total equity under AIFRS		3,532	4,503	4,331	4,243

Note 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(c) Profit

Reconciliation of profit under Australian GAAP to that under AIFRS for the year ended 30 June 2005 and half year ended 31 December 2004.

		CONSOLIDATED	
	Notes	Year ended 30 June 2005	Half year ended 31 Dec 2004
		$m	$m
Profit for the period as reported under Australian GAAP		879	504
Reversal of goodwill amortisation	(i)	92	46
Movement in defined benefit plans	(ii)	(80)	(47)
Adjustment to share based remuneration expense	(iii)	3	2
Capitalisation of software development costs	(v)	24	9
Reversal of market value movement on property	(vi)	(8)	(2)
Recognition of depreciation on buildings	(vi)	(1)	-
Recognition of lease provision amortisation	(vi)	(3)	(2)
Net tax impact of AIFRS adjustments	(x)	22	14
Profit for the period under AIFRS		928	524

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

te 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

Income statement

conciliation of the income statement under Australian GAAP to that under AIFRS for the year ended 30 June 2005 and the half year ended 31 December 2004.

	Notes	AGAAP Year ended 30 Jun 2005	Adjustment	AIFRS Year ended 30 Jun 2005	AGAAP Half year ended 31 Dec 2004	Adjustment	AIFRS Half year ended 31 Dec 2004
		$m	$m	$m	$m	$m	$m
emium revenue		6,561	n/a	6,561	3,311	n/a	3,311
insurance expense		(417)	n/a	(417)	(202)	n/a	(202)
t premium revenue (i)		6,144	n/a	6,144	3,109	n/a	3,109
aims expense	(v)	(4,729)	(21)	(4,750)	(2,349)	(12)	(2,361)
insurance and other recoveries		660	n/a	660	282	n/a	282
t claims expense (ii)		(4,069)	(21)	(4,090)	(2,067)	(12)	(2,079)
quisition costs	(v)	(1,075)	5	(1,070)	(534)	1	(533)
her underwriting expenses	(v)	(339)	(38)	(377)	(166)	(25)	(191)
re service levies		(177)	n/a	(177)	(87)	n/a	(87)
nderwriting expenses (iii)		(1,591)	(33)	(1,624)	(787)	(24)	(811)
nderwriting profit (i) + (ii) + (iii)		484	(54)	430	255	(36)	219
vestment income on technical reserves		535	n/a	535	270	n/a	270
vestment expenses on technical reserves		(19)	n/a	(19)	(7)	n/a	(7)
surance profit		1,000	(54)	946	518	(36)	482
vestment income on equity holders' funds	(vi)	520	(12)	508	304	(5)	299
her income		178	4	182	106	3	109
nance costs		(69)	n/a	(69)	(28)	n/a	(28)
rporate, administration and other expenses	(i),(v),(vi)	(371)	89	(282)	(177)	44	(133)
ofit before income tax		1,258	27	1,285	723	6	729
come tax expense		(379)	22	(357)	(219)	14	(205)
ofit for the period		879	49	928	504	20	524
ofit attributable to minority interests		(119)	2	(117)	(58)	1	(57)
ofit attributable to equity holders of the Parent		760	51	811	446	21	467

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

Note 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above

(i) Goodwill
The elimination of the requirement to amortise goodwill under AIFRS resulted in the reversal of the goodwill amortisation expense for the half year to 31 December 2004 of $46 million and for the year to 30 June 2005 of $92 million. There was a corresponding increase in goodwill of $46 million as at 31 December 2004 and $92 million as at 30 June 2005 in the balance sheet.

(ii) Defined benefit plans
Under AIFRS the relevant net position of defined benefit plans is recognised in the balance sheet. The movement in the net position is recognised in the income statement, except for actuarial gains and losses, which are recognised directly in retained earnings. This is the result of an accounting policy selection made by the IAG Group.

The IAG Group has five arrangements that qualify as defined benefit plans under AIFRS. These consist of a defined benefit superannuation plan in Australia, two defined benefit superannuation plans in New Zealand, and two pension schemes, both of which are unfunded. The net position of the three defined benefit superannuation plans was previously not recognised in the IAG Group's balance sheet under Australian GAAP. The present value of each of the two unfunded pension liabilities was previously recognised in the IAG Group's balance sheet, however the measurement and accounting treatment under AIFRS is different.

All cumulative actuarial gains and losses on defined benefit plans have been recognised in equity at the date of transition to AIFRS.

The adjustments required to recognise the defined benefit plans upon transition to AIFRS involved an increase in retained earnings and a reduction in employee benefits provision as at 1 July 2004 of $57 million. Recognising the movement in the net positions of the plans for the half year to 31 December 2004 involved recognition of an expense through the AIFRS income statement of $47 million, a reduction in retained earnings directly of $2 million as at 31 December 2004 and a reduction in employee benefits provision of $8 million as at 31 December 2004. The adjustments for the year to 30 June 2005 involved recognition of an expense through the AIFRS income statement for the year to 30 June 2005 of $80 million, with corresponding impact to retained earnings which was rounded to zero as at 30 June 2005 and an increase in employee benefits provision of $23 million as at 30 June 2005. The net result of all of these changes was a reduction of $23 million in retained earnings as at 30 June 2005.

(iii) Share based remuneration
The IAG Group acquires IAG shares on-market and holds them in trust to satisfy future obligations for share based remuneration. The shares are purchased on or near grant date at the then market price. Previously under Australian GAAP the cost of acquiring the shares was recorded as a prepayment and then expensed in full, generally over the period during which the employees provided related services.

Under AIFRS the fair value at grant date of the equity instruments granted as share based remuneration is expensed over the relevant period rather than the actual cost of acquiring the shares to support the arrangements. The fair value is expensed over the period from grant date until the equity instruments vest fully to the employee. For equity settled share based payments, an equity reserve is created as the expense is recognised. At each reporting date the total accumulated expense is adjusted through the income statement based on the latest estimate of the number of equity instruments that will vest, considering only employee turnover, and taking into account the expired portion of the vesting period. The AIFRS accounting policy has not been retrospectively applied to share based payments granted prior to 7 November 2002 and/or that vested prior to 1 January 2005 as permitted under the transitional provisions for first time adoption of AIFRS.

A transitional adjustment for the IAG Group was made to increase retained earnings as at 1 July 2004 by $2 million representing the accumulated reduction in the expense up to that date. Adjustments for the IAG Group were made to retained earnings for the half year to 31 December 2004 of $2 million and for the year to 30 June 2005 of $5 million representing the accumulated reduction in the expense up to those dates. The adjustments involved the recognition of a share based remuneration reserve in equity of $5 million as at 1 July 2004, $9 million as at 31 December 2004, and $13 million as at 30 June 2005.

(iv) Consolidation of share based remuneration trusts
The equity based remuneration trusts used to manage the share based remuneration arrangements are consolidated by the IAG Group under AIFRS. Two trusts are consolidated directly by the Parent while one trust is consolidated directly by a subsidiary. The amount previously recognised as a prepayment in relation to the share based remuneration plans has converted into an investment in subsidiary under AIFRS which eliminates against the unitholders' funds in the trusts upon consolidation. The IAG Group recognises the consolidated IAG shares, the major asset of the trusts, as treasury shares. The treasury shares are measured at cost (total amount paid to acquire the shares), and are shown as a deduction from equity. The shares controlled by the trusts as at 30 June 2005, were acquired on different dates at a total cost of $34 million for the IAG Group (31 December 2004 - $34 million, 30 June 2004 - $21 million). When the relevant rights are exercised, the IAG Group will effectively reissue the shares, which will be recognised as equity measured at the net expense incurred in providing the shares.

Note 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above (continued)

(v) Intangible assets
Certain software development expenditure has been capitalised as an intangible asset under AIFRS that was previously expensed under the application of Australian GAAP. Only software development expenditure incurred after 1 July 2004, the IAG Group's AIFRS transition date, was eligible for capitalisation under AIFRS. The adjustments relating to software development expenditure were a net reduction in the expense for the half year to 31 December 2004 of $9 million (capitalised expenditure of $9 million with no amortisation) and for the year to 30 June 2005 of $24 million (capitalised expenditure of $24 million less an amount of amortisation which rounded to zero). There was a corresponding increase in intangible assets on the balance sheet for the same amounts.

(vi) Property, plant and equipment
All of the property within the IAG Group is classified as owner occupied property under AIFRS. Prior to transition to AIFRS, all land and buildings were carried at fair value with movements in fair value recognised in the income statement. Under AIFRS, land and buildings are measured at cost with the cost of the buildings being depreciated over their useful life. The carrying value of land and buildings is subject to impairment testing. For land and buildings held as at 30 June 2004, the fair value at that date is used as the deemed cost as allowed upon first time adoption of AIFRS. This required reversal of the movement in the market value of the property recognised in the reported profit for the half year to 31 December 2004 of $2 million and for the year to 30 June 2005 of $8 million. There was a corresponding decrease in property, plant and equipment on the balance sheet of the same amount.

Depreciation of the buildings introduced a depreciation expense for the half year to 31 December 2004 which rounded down to zero, and an expense for the year to 30 June 2005 of $1 million.

Certain of the operating leases for property require that the land and/or building be returned to the lessor in its original condition. This means that at a future date when a lease is exited, costs will be incurred in removing plant and equipment from the premises and returning the property to its original condition. The related operating lease payments do not include an element for the cost this will involve. Under AIFRS, the present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises, capitalised as part of the cost of plant and equipment, and depreciated over the useful lives of the assets.

Under Australian GAAP, these costs were not recognised until it was probable that the expenditure would be incurred generally referring to when a decision was made to cancel or not renew a lease.

At 1 July 2004, a lease provision of $21 million was recognised for the IAG Group with a corresponding increase in property, plant and equipment. The net carrying amount of this provision remained the same at 31 December 2004, 30 June 2005 and 1 July 2005. The initial recognition of the addition to property, plant and equipment was accompanied by a depreciation expense of $8 million up to 1 July 2004 as a reduction to retained earnings. The net balance capitalised as part of property, plant and equipment upon AIFRS transition at 1 July 2004 was $13 million. The net balance capitalised as part of property, plant and equipment fell to $11 million as at 31 December 2004 and $10 million as at 30 June 2005 as a result of additional depreciation expense recognised for the half year to 31 December 2004 of $2 million and for the year to 30 June 2005 of $3 million.

(vii) Reset preference shares (applied from 1 July 2005)
The IAG Group's reset preference shares ("RPS") were presented as equity under Australian GAAP as they are not considered a mandatory convertible instrument, are perpetual, and there is no obligation to pay distributions. The RPS are classified as debt under AIFRS because there are circumstances under which the holder can demand conversion of the instruments, and are carried at amortised cost using the effective interest method. This involved a reclassification of $550 million from share capital to interest-bearing liabilities as at 1 July 2005.

The transaction costs incurred from the issuance of the two tranches of RPS, totalling $11 million, were recognised directly in equity under Australian GAAP as a reduction in the proceeds of the instruments. With the RPS classified as debt under AIFRS those transaction costs are capitalised, disclosed together with the related liability, and recognised on an effective yield basis (amortised over the period to the first reset date). This required an adjustment as at 1 July 2005 of $11 million to recognise the capitalisation of the transaction costs, and a reduction in retained earnings of $6 million representing the portion of the transaction costs that have been effectively amortised up to that date.

Distributions on the instruments made after 1 July 2005 are treated as interest rather than dividends and so have a negative impact on reported profit. With the distributions treated as interest under AIFRS, the distributions are recognised on an accruals basis, which is different to the previous policy of recognising a provision for the distributions only when the distributions were declared. The adjustment to recognise the interest payable as at 1 July 2005 was a decrease in retained earnings of $1 million.

Note 2. Explanation of transition to Australian equivalents to International Financial Reporting Standards (continued)

(e) Notes to the reconciliations for sections (a) to (d) above (continued)

(viii) Investments (applied from 1 July 2005)
Upon transition to AIFRS, the IAG Group has continued to measure all investments at market value with movements in market value being reported in the income statement. This is the result of an accounting policy selection made by the IAG Group. This includes all derivatives used in relation to investment activities. This has basically been a continuation of previous practice with small adjustments for disposal costs (Australian GAAP used net market value rather than gross market value) and a change in market price determination (Australian GAAP used last sale price rather than bid/offer price). The net adjustment for the change was a $1 million increase in investments with a corresponding increase in retained earnings as at 1 July 2005.

(ix) Derivatives (applied from 1 July 2005)
All of the derivative contracts selected for hedge accounting as at 1 July 2005 qualify as a cash flow hedge. The adjustment required to recognise the application of cash flow hedge accounting under AIFRS for these transactions involved an increase in the measurement of the derivatives recognised on the balance sheet of $7 million ($8 million increase in interest-bearing liabilities and a $1 million increase in trade and other receivables) with a corresponding net decrease to an equity reserve.

(x) Taxation
The transition to AIFRS involved two types of tax adjustments. There were adjustments arising from the different methodology used for the determination of tax adjustments discussed here. There were also consequential tax impacts arising from the different recognition treatments of certain assets and liabilities under AIFRS that are discussed below. Income tax is calculated based on the "balance sheet approach" replacing the "income statement approach" previously used. The AIFRS treatment focuses on the closing balances rather than the movements for the period. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes) rather than for differences between accounting and taxable profit or loss. Deferred tax assets under AIFRS are recognised based on a 'probable' criterion rather than the 'beyond reasonable doubt' criterion, or 'virtually certain' criterion for unused tax losses, under Australian GAAP. In addition, current and deferred taxes attributable to amounts recognised directly in equity are recognised in equity. Deferred tax balances continue to be undiscounted under AIFRS. This change in methodology had a negligible impact on the recognition of tax related assets and liabilities. However, the tax effect of the AIFRS transition adjustments relating to items that were recognised directly in equity were also recognised in equity which would not have been in accordance with Australian GAAP.

Apart from the change in methodology, the transition to AIFRS also involved consequential tax impacts arising from the different recognition treatments of certain assets and liabilities under AIFRS. These consequential tax impacts involved a net reduction in retained earnings at 1 July 2004 of $16 million and at 31 December 2004 of $2 million and a net increase in retained earnings at 30 June 2005 of $6 million and at 1 July 2005 of $6 million. There were also some tax amounts recognised directly in equity.

(xi) Minority interests in unitholders' funds (applied from 1 July 2005)
The consolidated IAG Group includes IAG Asset Management Wholesale Trusts in which the IAG Group has a controlling interest for accounting purposes. Previously, when consolidating the trusts, an amount was recognised in equity for the minority interest in the trusts, being the value attributable to unitholders outside the IAG Group. Under AIFRS, the residual interests in the trusts qualify as a liability on the balance sheets of the trusts and is not recognised as equity. Therefore, upon consolidation of the trusts under AIFRS, the value attributable to unitholders outside the IAG Group is recognised as a liability on the balance sheet of the IAG Group and not in equity as a minority interest. The change has also resulted in the distributions from the trusts to those unitholders, previously shown as net profit attributable to outside equity interests, forming part of the profit for the period. The change has no impact on the equity attributable to equity holders of IAG.

These changes required a reclassification of $421 million as at 1 July 2005 from minority interest presented as equity on the balance sheet to minority interest in unitholders' funds presented as a liability on the balance sheet. The adjustment also impacts on the treatment of net income attributable to minority interests in unitholders' funds in the income statement which is applicable for the first time for the six months ended 31 December 2005 and involves no prior period adjustment.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	31 Dec 2005	31 Dec 2004
	$m	$m
Note 3. Income		
(a) General insurance revenue		
Direct gross written premium	**3,206**	3,329
Movement in unearned premium reserve	**113**	(17)
Direct premium revenue	**3,319**	3,312
Inwards reinsurance premium revenue	**1**	(1)
Premium revenue	**3,320**	3,311
Reinsurance and other recoveries	**259**	282
Total general insurance revenue	**3,579**	3,593
(b) Investment income		
Dividend revenue	**47**	48
Interest revenue	**192**	197
Trust revenue	**12**	6
	251	251
Changes in fair values of investments		
- realised net gains	**44**	44
- unrealised net gains	**259**	274
Total investment income	**554**	569
Represented by:		
Investment income on technical reserves	**202**	270
Investment income on equity holders' funds	**352**	299
	554	569
(c) Other income		
Fee based revenue	**101**	106
Net gain from disposal of property, plant and equipment*	**-**	3
Total other income	**101**	109
Total income	**4,234**	4,271

* Under AIFRS the definition of income includes both revenue and gains. Gains are determined on a net basis (proceeds less the carrying amount and/or costs of achieving the proceeds). Under Australian GAAP these items were presented on a gross basis.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED 31 Dec 2005 $m	31 Dec 2004 $m
Note 4. Analysis of total expenses		
Expenses as disclosed in the income statement:		
Reinsurance expense	**209**	202
Claims expense	**2,245**	2,361
Acquisition costs	**542**	533
Other underwriting expenses	**186**	191
Fire service levies	**123**	87
Investment expenses on technical reserves	**7**	7
Finance costs	**45**	28
Net income attributable to minority interests in unitholders' funds*	**11**	-
Corporate, administration and other expenses	**133**	133
Total expenses	**3,501**	3,542
Analysis of expenses by function:		
General insurance business expenses	**3,305**	3,374
Corporate and administration expenses	**196**	168
Total expenses	**3,501**	3,542

* This item has been treated differently in the current reporting period following the IAG Group's election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 2 for further details.

Note 5. Profit for the half-year

	31 Dec 2005 $m	31 Dec 2004 $m
Profit before income tax includes the following individually significant items disclosure of which is relevant in explaining the results of the IAG Group:		
Expenses:		
Insurance protection tax levied by the NSW State Government	**11**	10

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

5. Segment reporting

ry reporting - business segments

AG Group operated in the general insurance industry during the half year. Revenue from the general insurance industry is derived from the underwriting of personal, commercial and ational insurance businesses and these form separate reportable segments. Other activities, including corporate services, investment management and investment of the IAG Group's equity rs' funds form a separate segment.

	Australian personal insurance 31 Dec 2005	**Australian commercial insurance 31 Dec 2005**	**International insurance 31 Dec 2005**	**Corporate and investments 31 Dec 2005**	**Intersegment elimination 31 Dec 2005**	**Total 31 Dec 2005**
	$m	**$m**	**$m**	**$m**	**$m**	**$m**
al income	**2,238**	**1,057**	**558**	**381**	**-**	**4,234**
egment income	**-**	**-**	**124**	**-**	**(124)**	**-**
income	**2,238**	**1,057**	**682**	**381**	**(124)**	**4,234**
writing profit	**115**	**74**	**85**	**-**	**-**	**274**
ment income on technical reserves, net of investment expenses	**119**	**59**	**17**	**-**	**-**	**195**
nce profit	**234**	**133**	**102**	**-**	**-**	**469**
ment income on equity holders' funds, net of investment expenses	**-**	**-**	**-**	**342**	**-**	**342**
net operating result	**-**	**2**	**(3)**	**(77)**	**-**	**(78)**
before income tax	**234**	**135**	**99**	**265**	**-**	**733**
	31 Dec 2004	31 Dec 2004	31 Dec 2004	31 Dec 2004	31 Dec 2004	31 Dec 2004
	$m	$m	$m	$m	$m	$m
al income	2,302	1,080	542	347	-	4,271
egment income	-	-	139	-	(139)	-
income	2,302	1,080	681	347	(139)	4,271
rwriting profit	167	(30)	82	-	-	219
tment income on technical reserves, net of investment expenses	158	93	12	-	-	263
ance profit	325	63	94	-	-	482
tment income on equity holders' funds, net of investment expenses	-	-	-	293	-	293
net operating result	-	11	(2)	(55)	-	(46)
before income tax	325	74	92	238	-	729

		CONSOLIDATED	
	Note	**31 Dec 2005**	31 Dec 2004
		cents	cents
Note 7. Earnings per share			
Basic earnings per ordinary share	(i)	**29.06**	28.54
Diluted earnings per ordinary share		**28.89**	28.35

(i) The basic earnings per ordinary share shown above exclude the treasury shares from the denominator of the calculation, but include the earnings attributable to those treasury shares in the numerator, to comply with AASB 133 *Earnings per Share.* If the amounts relating to those treasury shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the half year period ended 31 December 2005 would be reduced to 28.90 cents (2004 – 28.41 cents).

	31 Dec 2005	31 Dec 2004
	$m	$m
(a) Reconciliation of earnings used in calculating earnings per share		
Profit for the period	**513**	524
Profit attributable to minority interests	**(52)**	(57)
Profit attributable to equity holders of the Parent	**461**	467
Profit attributable to reset preference shares	***n/a**	(15)
Earnings used in calculating basic and diluted earnings per share	**461**	452

* While for accounting purposes the reset preference shares are classified as debt from 1 July 2005 onwards, they were previously classified as equity under Australian GAAP (refer to note 2 for further details). When classified as equity, a separate earnings per share calculation was conducted for the reset preference shares and the distributions on the shares was deducted from the profit attributable to equity holders of the Parent prior to calculation of the earnings per share for ordinary shares. From 1 July 2005 onwards the distributions are treated as finance costs and in this reconciliation for the half year to 31 December 2005 are included in profit for the period.

(b) Weighted average number of ordinary shares

The weighted average number of ordinary shares outstanding during the financial period used in calculation of the basic earnings per share was 1,585 million (2004 – 1,585 million), being the total number of ordinary shares on issue excluding treasury shares.

The weighted average number of ordinary shares outstanding during the financial period used in calculation of the diluted earnings per share was 1,595 million (2004 – 1,595 million). This amount included the weighted average number of dilutive potential ordinary shares relating to the rights issued under the Performance Share Rights Plan of 0.5 million shares (2004 – 2 million) and other unvested share based remuneration rights supported by treasury shares of 9 million (2004 – 7 million). At 31 December 2005, there remained 0.2 million vested Performance Share Rights on issue.

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- The reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date.
- The reset exchangeable securities ("RES") on issue by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, are not considered to be dilutive potential ordinary shares as at 31 December 2005 (2004 – not applicable) because the contingent conversion conditions were not met at the reporting date.

(c) Reset preference shares

While for accounting purposes the reset preference shares are classified as debt from 1 July 2005 onwards, they were previously classified as equity under Australian GAAP (refer to note 2 for further details). When classified as equity, the reset preference shares had a basic earnings per share for the six months ended 31 December 2004 of 267.27 cents based on distributions paid or payable for the six month period of $15 million and a weighted average number of reset preference shares outstanding during the period of 5.5 million shares.

	Cents per share	Total amount	Payment date	Tax rate for franking credit tax rate	Percentage franked
		$m			
Note 8. Dividends					
(a) Ordinary shares					
Recognised in half year ended 31 December 2005					
2005 final dividend	**14.5**	**231**	**17 October 2005**	**30%**	**100%**
Recognised in year ended 30 June 2005					
2005 interim dividend	12.0	191	18 April 2005	30%	100%
2004 final dividend	14.0	222	18 October 2004	30%	100%
		413			

It is standard practice for the IAG Group to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy (refer note 1(w)) a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

The dividend paid for the half year to 31 December 2005 included $1 million (year to 30 June 2005 - $2 million) paid in relation to treasury shares held in trusts controlled by the IAG Group.

(b) Dividend reinvestment

The Company operates a Dividend Reinvestment Plan ("DRP") which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date. The price of DRP shares in 2005 includes no discount (2004 – no discount). The 10.6 million shares allocated to equity holders participating in the DRP for the half year ended 31 December 2005 were purchased on-market (year ended 30 June 2005 – 20.0 million shares).

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this half year financial report and has not been recognised in this financial report.

	Cents per share	Total amount	Expected payment date	Tax rate for franking credit	Percentage franked
		$m			
2006 interim dividend – ordinary shares	**13.5**	**215**	**10 April 2006**	**30%**	**100%**

The dividend was declared on 23 February 2006. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this interim dividend is 8 March 2006. The DRP will operate using shares acquired on-market with no discount applied.

	Distribution percentage per annum	Total amount	Payment date	Percentage franked
		$m		
(d) Reset preference shares				
Recognised in half year ended 31 December 2005	*n/a	*n/a	*n/a	*n/a
Recognised in year ended 30 June 2005				
First issue June 2002 - IAGPA	5.80%	20	15 June 2005 and 15 December 2004	100%
Second issue June 2003 - IAGPB	4.51%	9	15 June 2005 and 15 December 2004	100%
		29		

* This item has been treated differently in the current reporting period following the IAG Group's election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 2 for further details.

All of the distributions paid in relation to the reset preference shares for the current half year reporting period and the previous annual reporting period were fully franked at 30%.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Notes	CONSOLIDATED 31 Dec 2005 $m	30 Jun 2005 $m
Note 9. Interest-bearing liabilities			
Unsecured			
NZ senior term notes	(i)	**46**	91
Subordinated term notes	(ii)	**299**	299
US subordinated term notes	(iii)	**327**	315
Derivatives related to US subordinated term notes	(iii)	**89**	88
Reset preference shares	(iv)	**550**	-
Perpetual subordinated loan	(v)	**2**	2
Less: capitalised transaction costs		**(18)**	(16)
		1,295	779

		Half year ended 31 Dec 2005 $m	Year ended 30 Jun 2005 $m
(a) Reconciliation of movements			
Balance at the end of the previous financial period		**779**	786
AIFRS transition adjustments			
- Reclassification of reset preference shares *	(iv)	**550**	-
- Reclassification of capitalised transaction costs *		**(11)**	-
- Cumulative amortisation of capitalised transaction costs *		**6**	-
- Fair value transition adjustment for cash flow hedge *		**7**	-
Balance at the beginning of the financial period		**1,331**	786
Foreign exchange movement on US subordinated term notes		**12**	(30)
Foreign exchange movement on cash flow hedge		**(12)**	32
Other fair value movement on cash flow hedge		**6**	-
Repayment of tranche of NZ senior term notes	(i)	**(46)**	-
Foreign exchange movement on NZ senior term notes		**1**	-
Transaction costs capitalised during the period		**-**	(12)
Amortisation of capitalised transaction costs		**3**	3
Balance at the end of the financial period		**1,295**	779

* These reconciliation adjustments arose from the IAG Group's election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 2 for further details.

The transaction costs capitalised during the year to 30 June 2005 of $12 million relate to the issuance of the reset exchangeable securities which are held off balance sheet and so not included in interest-bearing liabilities (refer note 1(bb) for further details).

(b) Significant terms and conditions

(i) The NZ senior term notes were issued through IAG (NZ) Holdings Limited's medium-term note programme. NZ$100 million of notes were issued at a discount, with NZ$50 million that matured and was fully repaid in August 2005 and NZ$50 million to mature in August 2008. This programme is denominated in New Zealand dollars and translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements.

(ii) The subordinated term notes have a face value of $300 million and were issued at a discount through Insurance Australia Limited's debt issuance programme with $250 million at a fixed rate and $50 million at a floating rate. The notes mature in November 2012, however, they may be redeemed at par at the issuer's option from November 2007 onwards, subject to the approval of the Australian Regulation Prudential Authority ("APRA"). If the notes are not redeemed in November 2007, all notes become floating rate notes with an interest rate of the three month Bank Bill Swap Rate plus a margin of 1.58% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

Note 9. Interest-bearing liabilities (continued)

(b) Significant terms and conditions (continued)

(iii) The US subordinated term notes have a face value of US$240 million and were issued at par by NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited). They are fixed rate notes with the principal and interest flows denominated in US dollars, which are hedged with cross currency swaps and an interest rate swap. Cash flow hedge accounting is applied for this hedge arrangement. The notes mature in April 2015, however, they may be redeemed at par at the issuer's option from April 2010 onwards, subject to the approval of APRA. If the notes are not redeemed in April 2010, all notes become floating rate notes with an interest rate of the three month London Inter-Bank Offer Rate plus a margin of 2.04% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(iv) The reset preference shares ("RPS") are a hybrid security with characteristics of both debt and equity. The securities were issued in two tranches referred to as IAGPA (issued June 2002) and IAGPB (issued June 2003) with the first reset date for each tranche being 15 June 2007 and 15 June 2008 respectively. The Company may, prior to any reset date, make changes to certain terms (such as the next reset date, the market rate, the margin and the frequency and timing of the dividend payment dates) which will apply from the day after the relevant reset date. The RPS rank in priority to ordinary shares for the payment of dividends and in the event of a winding up. In a winding up, all RPS will rank equally for return of capital behind all other creditors of IAG, and ahead of ordinary shares. The RPS do not carry voting rights at general meetings, except in limited circumstances.

The RPS entitle the holder to a preferred, but not cumulative, distribution (currently 5.8% per annum for IAGPA and 4.51% per annum for IAGPB). The distributions are payable semi-annually in arrears on 15 December and 15 June and are able to be franked. IAG expects the distributions to be fully franked and if a distribution is unfranked or partially franked, the distribution will be increased to compensate for the unfranked component.. Because of the hybrid nature of the securities, distributions on the RPS are not the same as interest payments and may not always be paid, as there are a number of conditions that must be met before a distribution can be paid. If distributions are not paid on the RPS, no dividends can be paid and no returns of capital can be made on ordinary shares unless IAG takes certain actions.

The RPS may be exchanged by IAG or the holder on a reset date, by the holder upon a specified trigger event (such as change in control of IAG by a takeover bid), or by IAG on a tax event (such as a more than insignificant increase in taxation costs), regulatory event (such as not all of the RPS being entitled to be treated as Tier 1 capital for regulatory reporting purposes) or following certain takeovers or schemes of arrangements. While the holder may initiate an exchange, IAG is able to select the method of exchange being either conversion into ordinary shares, arranging for a third party to acquire the shares for their face value, or to redeem, buy-back or cancel the shares (subject to APRA approval). The RPS convert into ordinary shares that would rank equally in all respects with all other ordinary shares. All conversions into ordinary shares, other than a holder requesting conversion on a reset date, will receive a discount of 2.5% of the ordinary share price used in calculating the number of ordinary shares to be issued on conversion.

(v) The perpetual subordinated loan is between Mutual Community General Insurance Proprietary Limited, a non-wholly owned subsidiary of the IAG Group, and the minority interest equity holder in that company. The loan is interest bearing.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED		CONSOLIDATED	
	Half year ended 31 Dec 2005	Year ended 30 Jun 2005	**Half year ended 31 Dec 2005**	Year ended 30 Jun 2005
Note 10. Reconciliation of total equity	**Number of shares million**	Number of shares million	**$m**	$m
(a) Share capital				
Ordinary shares				
Balance at the beginning of the financial period	**1,594**	1,591	**3,263**	3,263
Shares issued under Performance Share Rights Plan	**1**	3	**-**	-
Balance at the end of the financial period	**1,595**	1,594	**3,263**	3,263
Reset preference shares				
Balance at the end of the previous financial period	**6**	6	**539**	539
AIFRS transition adjustments				
- Reclassification of reset preference shares (i)	**(6)**	-	**(550)**	-
- Reclassification of capitalised transaction costs (i)	**-**	-	**11**	-
Balance at the beginning and end of the financial period	**-**	6	**-**	539
Total share capital at the end of the financial period	**1,595**	1,600	**3,263**	3,802
(b) Treasury shares				
Balance at the beginning of the financial period	**(8)**	(6)	**(34)**	(21)
Acquisition of shares	**(4)**	(2)	**(20)**	(13)
Distribution of shares	**2**	-*	**9**	-*
Balance at the end of the financial period	**(10)**	(8)	**(45)**	(34)
(c) Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial period			**(6)**	(5)
Net exchange difference on translation of foreign operations			**2**	(1)
Hedge of net investment in a subsidiary			**1**	-
Balance at the end of the financial period			**(3)**	(6)
Share based remuneration reserve				
Balance at the beginning of the financial period			**13**	5
Recognition of equity settled share based remuneration			**13**	8
Transfers from the reserve upon vesting of rights/shares			**(10)**	-
Balance at the end of the financial period			**16**	13
Hedging reserve				
Balance at the end of the previous financial period			**-**	-
AIFRS transition adjustments				
- Recognition of cash flow hedges, net of tax (i)			**(5)**	-
Balance at the beginning of the financial period			**(5)**	-
Movements in fair value of derivatives forming hedge			**(4)**	-
Balance at the end of the financial period			**(9)**	-
Total reserves			**4**	7

* The amount was less than 0.5 million and thus rounded down to zero.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	CONSOLIDATED	
	Half year ended 31 Dec 2005	Year ended 30 Jun 2005
	$m	$m
Note 10. Reconciliation of total equity (continued)		
(d) Retained earnings		
Balance at the end of previous financial period	142	(259)
Net total AIFRS transition adjustments (refer to note 2 for reconciliation)	(5)	32
Balance at the beginning of the financial period	137	(227)
Profit attributable to equity holders of the Parent	461	811
Actuarial gains / (losses) on defined benefit plans, net of tax	8	-
Dividends declared and paid [(ii)]	(231)	(442)
Balance at the end of the financial period	375	142
Parent interest	3,597	3,917
(e) Minority interests		
Balance at the end of previous financial period	586	686
AIFRS transition adjustments		
- Reclassification of minority interests in unitholders' funds [(i)]	(421)	-
- Net impact of other AIFRS transition adjustments	(1)	3
Balance at the beginning of the financial period	164	689
Profit attributable to minority interests	52	117
Distributions to minority interests	(44)	(120)
Other movements in unitholders' funds	-	(100)
Balance at the end of the financial period	172	586
Comprising:		
- Share capital	124	124
- Retained profits	48	41
- Unitholders' funds	-	421
Balance at the end of the financial period	172	586
Total equity	3,769	4,503

[(i)] These reconciliation adjustments arose from the IAG Group's election to not restate comparatives for certain accounting standards as allowed upon first time adoption of AIFRS. Refer to note 2 for further details regarding the transition adjustments. Refer to note 9 for further details regarding the instruments.

[(ii)] Prior to 1 July 2005 the distributions on reset preference shares were included as dividends. From 1 July 2005 onwards the distributions are treated as finance costs and in this reconciliation are included in profit attributable to equity holders of the Parent. Refer to note 2 for further details.

(f) Notes to sections (a) to (e) above

(i) Share capital

All ordinary shares on issue are fully paid and have no par value. Ordinary shares entitle the holder to a vote at a general meeting of the Company and participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements. Reset preference shares rank before ordinary shares in the event of the Parent being wound up and distributions on reset preference shares are paid in priority to any dividends on ordinary shares.

Note 10. Reconciliation of total equity (continued)

(f) Notes to sections (a) to (e) above (continued)

(ii) Treasury shares
The IAG Group provides share based remuneration in different forms to eligible employees and directors. To satisfy the IAG Group's obligations under the various share based remuneration plans, shares are generally bought on-market at or near grant date of the relevant arrangement and held in trust. Upon consolidation of the trusts, the shares held are recognised as treasury shares, as described in note 1(aa).

Shares purchased in relation to the dividend reinvestment plan are purchased on behalf of the equity holders using the equity holders' dividend income and so at no time do the ordinary shares used as part of the dividend reinvestment plan qualify as treasury shares.

(iii) Nature and purpose of reserves
Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial position and performance of entities in the IAG Group that have a functional currency other than Australian dollars.

Hedging reserve
The hedging reserve is used to record gains or losses on derivatives that form part of hedging relationships which have been designated as cash flows hedges or net investment hedges, as described in note 1(o).

Share based remuneration reserve
The share based remuneration reserve is used to recognise the fair value at grant date of equity-settled share based remuneration over the vesting period, as described in note 1(v).

Note 11. Changes in composition of the IAG Group

31 December 2005

During the half year ended 31 December 2005, the IAG Group acquired ordinary shares in IAG Insurance (Thailand) Ltd (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. The entity is a subsidiary for accounting purposes. At the date of acquisition, the acquired entity was involved in general insurance underwriting in Thailand.

31 December 2004

During the half year ended 31 December 2004 the consolidated entity acquired 50.1% of Mike Henry Travel Insurance Limited on 6 July 2004 with a contractual obligation to purchase the remaining equity on or before 1 July 2006. As this acquisition was not material, no further information was provided.

Details of the 2005 acquisition are as follows:

	CONSOLIDATED 31 Dec 2005 $m
Purchase price:	
Cash paid	34
Direct costs associated with acquisition	1
Total purchase consideration	35
Fair value of net identifiable assets acquired:	
Cash and cash equivalents	6
Investments	18
Receivables	22
Deferred acquisition costs	1
Property, plant and equipment	1
Payables	(18)
Current tax liabilities	(1)
Unearned premium liability	(5)
Outstanding claims liability	(14)
Net identifiable assets acquired	10
Goodwill	20
Intangible	5
	25

The goodwill is attributable to the synergies expected to arise after the acquisition. The fair value of assets and liabilities are based on discounted cash flow models. No restructuring provisions were created.

While there are other intangible benefits that have been acquired as part of the transaction, these benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured.

Note 11. Changes in composition of the IAG Group (continued)

The net cash flow in relation to the acquisition is as follows:

	CONSOLIDATED 31 Dec 2005
	$m
Cash consideration paid	35
Cash balance acquired	(6)
Net outflow of cash	29

Contribution from the acquired business:

Income	37
Profit before income tax	1

The contribution from the acquired business is recognised for the period from 4 July 2005 (date of acquisition) to 31 December 2005.

Note 12. Contingent liabilities and contingent assets

There have been no material changes in contingent liabilities or contingent assets since 30 June 2005.

	Notes	CONSOLIDATED 31 Dec 2005	30 Jun 2005
		$	$
Note 13. Net tangible assets			
Net tangible assets per ordinary share	(i)	1.29	1.18
Net tangible assets per reset preference share	(ii)	n/a	100.00

(i) Net tangible assets per ordinary share has been determined after adjusting for minority interests, goodwill and other intangible assets and the value of reset preference shares on issue (only for reporting date at 30 June 2005, refer (ii) below for further details).

(ii) While for accounting purposes the reset preference shares were previously classified as equity under Australian GAAP, they are classified as debt from 1 July 2005 onwards (refer to note 2 for further details) and hence the net tangible assets disclosure is not relevant. When classified as equity, the net tangible assets per reset preference share were reflected at the face value of $100, as the entitlement to the net assets in all circumstances is limited to the face value of the reset preference shares.

Note 14. Events subsequent to reporting date

As these transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the half year ended 31 December 2005.

(a) Interim dividend

On 23 February 2006 an interim dividend of 13.5 cents per share, 100% franked, was declared by the Company. The Dividend Reinvestment Plan will operate using shares acquired on-market with no discount applied. The dividend is to be paid on 10 April 2006.

(b) Acquisition of a Malaysian based composite insurance business

On 9 December 2005, the IAG Group announced that it had agreed to acquire a 30% interest in a general insurer in Malaysia, AmAssurance Berhad ("AmAssurance"). AmAssurance underwrites both general and life insurance business and generates approximately A$350 million in annual gross written premium (based on unaudited management accounts prepared in accordance with Malaysian generally accepted accounting principles). The final regulatory approval required in Malaysia hss been received and completion is expected in March 2006.

(c) Memorandum of understanding with a China based general insurance business

On 7 February 2006, the IAG Group announced it had signed an exclusive memorandum of understanding regarding a proposed investment in China Pacific Property Insurance Co, Ltd (CPIC Property). The IAG Group will negotiate with CPIC Property to purchase an initial 24.9% interest, as well as an option to increase its ownership to 40% subject to certain regulatory approvals. CPIC Property is part of the China Pacific Group and is the second largest general insurer in China. CPIC Property generated gross written premium of approximately A$2.2 billion in the period from January to October 2005 (based on unaudited management accounts prepared in accordance with Chinese generally accepted accounting principles).

(d) Increasing interest in Thailand's Safety Insurance Public Company Limited

On 10 February 2006, the IAG Group acquired an additional 16.7% interest in Safety Insurance Public Company Limited ("Safety Insurance"), taking its existing 21.6% shareholding to 38.3%. The IAG Group announced on 13 February 2006 that it intends to further increase its interest in Safety Insurance through a general tender offer to all Safety Insurance shareholders.

Safety Insurance is Thailand's 7th largest general insurer and 5th largest motor insurer, and has been listed on the Stock Exchange of Thailand since 1977 and currently generates approximately A$100 million gross written premium per annum.

(e) Return of capital

On 23 February 2006, IAG announced it would return $200 million to shareholders by 30 June 2006. The form of the return will be determined in due course with a buy-back or special dividend being considered.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes, set out on pages 4 to 43, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the IAG Group as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the half year ended 31 December 2005.

Signed at Sydney this 23rd day of February 2006 in accordance with a resolution of the Directors.

.... Director

James Strong .... Director

Independent Review Report to the shareholders of Insurance Australia Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated interim income statement, balance sheet, statement of recognised income and expense, cash flows statement, accompanying notes 1 to 14 to the financial statements, and the directors' declaration for the Insurance Australia Group Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2005. The Consolidated Entity comprises Insurance Australia Group Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 *First-Time Adoption of Australian equivalents to International Financial Reporting Standards*.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Insurance Australia Group Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

A Terblanché

Dr Andries B Terblanché
Partner

Sydney
23rd February 2006

82-34821

IAG
Insurance Australia Group

FACT SHEET

23 February 2006

Insurance Australia Group results for the six months to 31 December 2005

Record half-year profit in a competitive market

Summary information

	6 months to 31 Dec 2004* $m	6 months to 30 June 2005* $m	6 months to 31 Dec 2005 $m
Gross written premium (GWP)	3,328	3,345	**3,206**
Net earned premium (NEP)	3,084	3,007	**3,085**
Underwriting profit	219	219	**277**
Investment income on technical reserves	263	246	**192**
Insurance profit	482	465	**469**
Investment income on shareholders' funds	285	170	**345**
Net profit after tax attributable to holders of ordinary shares	452	328	**461**
Group combined ratio	92.9%	92.7%	**91.0%**
Immunised Group combined ratio	90.8%	91.9%	**91.5%**
Group insurance margin	15.6%	15.5%	**15.2%**
Dividends per share (cents, fully franked)	12.00	14.50	**13.50**

**Results have been restated in accordance with Australian equivalents of International Financial Reporting Standards.*

Group highlights

- **Record half year profit achieved,** confirming the soundness of the Group's strategy to strike a balance between risk-based pricing, maintaining our leading market position and keeping premiums affordable for customers, despite a challenging operating environment.
- **Record interim dividend** of 13.5 cents per share, up 12.5% on the corresponding period, and above the Group's commitment to deliver 10% dividend growth for the financial year.
- **$200 million capital return to shareholders** planned by 30 June 2006, based on the strength of the Group's financial position. At 31 December 2005, the Group had around $870 million in capital surplus to that required to maintain its internal benchmark of 1.55x APRA's minimum capital requirement.
- **Progressed international expansion strategy,** allowing the Group to further diversify its risk portfolio geographically and generate new revenue streams in some of the world's fastest growing insurance markets. Successful completion of current initiatives will enable IAG to participate in companies with annual gross written premium of more than $3 billion, of which the Group would have an interest in more than $800 million.
- **Record revenue generated from investment income:** the pre-tax return on shareholders' funds increased 21% from $285 million to $345 million. The Group's portfolios outperformed the benchmark by 55 basis points, contributing an additional $52 million to the Group's pre-tax result.
- **Premiums kept affordable,** with NSW CTP prices more affordable than they were 10 years ago and motor insurance premiums just over half of one week's average earnings.

Divisional highlights (for the six months ended 31 December 2005)

Australian personal insurance

The Group's Australian personal insurance operations includes motor, home, compulsory third party (CTP) and niche insurance, sold under the NRMA Insurance, SGIO and SGIC brands, as well as business sold through financial institutions and other distribution partners under the CGU and Swann Insurance brands.

- Gross written premium: $1,936 million
- Net earned premium: $1,880 million
- Insurance margin: 13.1%

Australian Personal Insurance - Portfolio mix

% of GWP



Motor vehicle (48%)
Home (31%)
Compulsory third party (16%)
Other Short-tail (5%)

Australian commercial insurance

The Group's Australian commercial insurance operations includes fire & industrial special risk (ISR), commercial property, commercial motor, rural and horticultural, marine, home warranty, public liability, professional indemnity and workers' compensation insurance, sold predominantly under the CGU brand.

- Gross written premium: $761 million
- Net earned premium: $738 million
- Insurance margin: 18.6%

Australian Commercial Insurance - Portfolio mix

% of GWP



Short-tail Commercial (62%)
Workers' Comp (15%)
Liability (23%)

International operations

The Group's international operations comprised the New Zealand business (which sells personal and commercial insurance under the State, and NZI brands) and Asian interests.

- Gross written premium: $509 million
- Net earned premium: $467 million
- Insurance margin: 18.4%

New Zealand Operations - Portfolio mix

% of GWP



Motor (29%)
Home (27%)
Short-tail Commercial (38%)
Other Short-tail (6%)

Outlook and sustainable returns

For the full year, the Group expects to:

- Deliver an insurance margin of between 14%-16%;
- Deliver 10% dividend growth; and
- Work to complete the Asian investments currently underway and pursue other international expansion opportunities.

Longer term, the Group expects to be able to generate a return on equity from its Australian and New Zealand businesses of about 2%-3% above the insurance market average, given the Group's position relative to other major participants in these markets. In offshore markets, the Group remains committed to generating attractive, sustainable returns for shareholders.

82-34821

Financial results
Half year ended 31 December 2005
Michael Hawker, Chief Executive Officer
George Venardos, Chief Financial Officer
23 February 2006
Insurance Australia Group Limited
ABN 60 090 739 923

Good morning. Welcome to the Insurance Australia Group results briefing on our results for the six months ended 31 December 2005.

Copies of all the materials we are using here this morning are already on our website and an archive of this presentation will be published later today.

As usual, we'd like to complete the presentation before taking questions from those of you here with us in person this morning and from those on the phone lines.

Before handing over to Mike Hawker, I'd like to draw your attention to the fact that these results have been prepared using the Australian equivalents of International Reporting Standards ('AIFRS'). The comparative information for the 2005 financial year has been restated under AIFRS. Information for financial periods prior to FY05 have not been restated as the information is not readily available. The materials lodged with ASX today include reconciliations between the old and new bases.

Agenda

Results and operating conditions Dividends Capital position International expansion	Michael Hawker
Changes in basis of reporting Segmental analysis Capital – Reinsurance & MCR	George Venardos
Outlook	Michael Hawker
Conclusion & questions	

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 2

IAG
Insurance Australia Group

Michael Hawker

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Record interim profit and dividend with capital return

- Net profit to holders of ordinary shares increased to $461m
  - A record half-year result
  - Increased by 2% relative to 1H05 and 40.5% on 2H05
- Continuing to generate strong margins coupled with record returns from the equity markets
- Insurance margin of 15.2%, in line with guidance
  - Maintained underwriting discipline despite increased competition
  - Several factors influencing claims but relatively benign overall
  - Administration costs contained
- Increased earnings on shareholders' funds of $345m (pre-tax)
- Interim dividend increased by 12.5% from 12.0cps to 13.5cps
- Surplus capital being utilised – dividends, Asian expansion and a $200m capital return

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 4

Good morning.

I am pleased to be reporting another record profit this period based on a combination of sustaining margins in our insurance operations and another very strong period for equity market returns. The reported profit for shareholders of $461m is 2% and 40.5% higher than the equivalent half-year profits to December 2004 and June 2005, respectively.

The insurance margin of 15.2% is within the original guidance range provided to the market. It compares with a margin of 15.6% for 1H05, as restated under AIFRS.

Key to delivering this result has been adhering to our strategy of being focused on not sacrificing underwriting discipline to sustain growth even though competitive pressures increased markedly during 1H06.

Claims experience was mixed but relatively benign overall. Key features were:

- Continued improvement in commercial liability classes;
- Inflationary pressures in NSW and ACT CTP caused by higher than expected increases in AWE (average weekly earnings);
- An increased incidence of large commercial property fire losses; and
- Lower storm claims costs.

Containing costs at such a challenging time in the market is crucial and this was achieved. The whole of the increase of $35m in administration expenses from 1H05 can be explained by increased provisions required for fire services levies.

Delivering another strong profit has enabled the Group to declare an interim dividend on ordinary shares of 13.5 cents per share. This is up 12.5% on last year's interim dividend of 12cps and means we are on-track to increase the dividends by 10% from FY05, in accordance with the guidance provided to the market.

The Group has continued to generate surplus capital and now has approximately $870m. While some of this is ear-marked for the interim dividend and the Asian investments already announced to the market, the strength of the capital position has led the Board to resolve to return $200m of capital to shareholders by the end of this financial year in line with our ongoing strategy to both expand and generate increasing returns to shareholders.

Financial results overview

IAG Insurance Australia Group

Financial Results/Ratios	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
NEP (A$m)	**$3,084**	**$3,007**	**$3,085**
Profit attributable to holders of ordinary shares (A$m)	$452	$328	$461
Reported ROE % (Average Equity) to holders on ordinary equity pa	29.2%	20.0%	26.4% ←
Normalised ROE % (Average Equity) to holders on ordinary equity pa	21.2%	16.5%	18.2%
Net cash flow from operations (A$m)	$431	$466	$164 ←
Basic EPS (cents)	28.54	20.77	29.06
Diluted EPS (cents)	28.35	20.65	28.89
DPS	12.00	14.50	13.50
Group insurance ratios			
Loss ratio	66.9%	66.0%	63.9%
Expense ratio	26.0%	26.7%	27.1% ←
Commission ratio	8.2%	8.2%	8.2%
Fire services levy (FSL)	2.9%	3.1%	4.2%
Administration expense ratio (excl FSL)	14.9%	15.4%	14.7%
Combined ratio	92.9%	92.7%	91.0%
Insurance margin (before tax)	15.6%	15.5%	15.2%
Probability of adequacy of general insurance claims reserves	> 90%	92.5%	91.8% ←
MCR multiple - Group	1.85x	2.00x	2.04x

All amounts for 1H05 & subsequent periods restated under AIFRS

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited ABN 60 090 739 923 5

I'd like to draw your attention to a few lines on this page.

The difference between the reported **ROE** (return on equity) of 26.4% for 1H06 and the normalised ROE of 18.2% is attributable to the very strong equity returns on the core shareholders' funds.

Net cash flow from operations is about $260m lower than 1H05. The key factors were:

- An increase of about $60m in each of reinsurance premiums, tax paid and operating costs. The increased net operating payments include the cash outflows from provisions established in 2H05 for restructuring, superannuation contributions and extra fire services levies;
- About $40m extra in claim payments, net of reinsurance. This is a timing issue – the most significant element of the increase is settling claims relating to major weather events in 2H05.

The **administration ratio** increasing to 27.1% masks underlying savings in expenses. In dollar terms, the Group's administration expenses increased by $35m on 1H05 to $584m. This can all be attributed to fire services levies, a cost we can neither accurately predict or control due to the way in which these charges are levied on insurers by the NSW and Victorian governments.

Inflation in wages, rent and consumables were covered by expense savings being realised.

The MCR multiple improved to 2.04x whilst maintaining a very strong claims reserving position at a 91.8% probability of adequacy. It is worth noting that all insurance liabilities are reserved to a probability of adequacy greater than 90%.

Leading market shares retained

IAG
Insurance Australia Group

Australian Premiums	Y/e Sept-04 $'m	Y/e Sept-05 $'m	Growth
Industry gross premium revenue	22,809	22,701	-0.5%
IAG gross written premium	5,594	5,637	0.8%
IAG share of the market	24.5%	24.8%	0.3%

Industry data per APRA Quarterly Statistics, excluding inwards reinsurance

New Zealand Premiums	Y/e Sept-04 A$m	Y/e Sept-05 A$m	Growth
Industry gross premium revenue	2,873	2,992	4.1%
IAG NZ gross written premium	1,049	1,091	4.0%
IAG share of the market	36.5%	36.5%	-

Industry data: Insurance Council of New Zealand

- IAG growth in Australia was 1.3% ahead of the market to September 2005
- IAG grew in line with the market in New Zealand
- Overall market share materially unchanged

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 6

I'd now like to spend a little time on the market conditions for premium in the domestic markets and then address the Group's performance within that.

The information on this slide is the same as that on a slide I used when reporting on the FY05 results except that it now includes another six months of information. The APRA data to March 2005 showed that industry gross premium revenue had risen by 1.7% in the year to that date and I spoke about our expectation that growth in FY06 would be flat.

The APRA data shown on this slide shows that industry premium actually fell by 0.5% for the year to September 2005. As it has been well-telegraphed that the December renewal period has not included rate rises of note, I believe it is now safe to say that our expectation of industry premium growth in Australia merely stalling for the year to June 2006 will prove to have been optimistic!

What can also be seen on this slide is that IAG's premium in Australia grew 0.8% or 1.3% more than the market in the year to September 2005 and we delivered growth in line with the market in New Zealand at about 4% in the same period, meaning the Group has retained its leading market shares in both these markets.


Customer service levels maintained
IAG
Insurance Australia Group
Customer complaints continue to trend below 0.02% in largest portfolio
Trend in customer complaints
(direct personal lines portfolio)
% general complaints (excl claims)/direct personal lines risks in-force
Continued improvement in delivering on claims and service
Claims satisfaction
Motor & home (all channels)
Trends in claims satisfaction - Woolcott surveys
Sustaining high customer retention levels in key portfolios
Retention rates
Health of retail brands remains strong
Brand health
(Retail brands)
Brand index
NSW
QLD
SA
WA
Oct - Dec 04
Oct - Dec 05
All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 7

These results speak for themselves. Customer satisfaction, retention rates and brand health all remain strong.

The downwards trend in customer complaints as a percentage of policies in force in our directly distributed personal lines books continued, as did the trend up in claims satisfaction, ie they are both trending in the right direction.

Renewal rates in both the commercial book and the directly distributed motor and home books moderated slightly during 1H06. However, in the circumstances, this was to be expected and we are already working on reversing that trend in personal lines and believe that our consistent approach to pricing will see it rise again in commercial lines once the cycle turns.

The health of our key retail brands remains strong, with improvements recorded in New South Wales, Queensland and South Australia compared with a year ago.

At the core of our business are our people who continue to strive to deliver great customer service. Based on these results, they have a good track record of delivering that.

Consistent earnings contribution from insurance business

IAG Insurance Australia Group


Components of pre-tax profit (excl minority interests)
A$m
900
800
700
600
500
400
300
200
100
(100)
(200)
61
230
447
285
482
170
465
345
469
2H04
1H05
2H05
1H06
Insurance result
Investment return on shareholder funds
Non-insurance margin*
Non-recurring items

* *Non-insurance margin includes net corporate expenses, NSW insurance protection tax & fee based businesses.*

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 8

Now turning back to the financials: This chart demonstrates that the core operating earnings of the Group (in dark grey on this chart) continue to deliver very strong results and that the volatility in reported earnings is really contained in the mark to market of the shareholders' funds investment portfolio.



Stability of key insurance ratios
IAG
Insurance Australia Group
Expense ratio
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
7.6%
8.2%
8.2%
8.2%
15.2%
14.9%
15.4%
14.7%
2H04
1H05
2H05
1H06
Administration ratio
FSL impact
Commission ratio
Loss ratio
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
64.9%
64.8%
65.2%
64.4%
2H04
1H05
2H05
1H06
Loss Ratio
Immunised Loss ratio
Combined ratio
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
91.4%
90.8%
91.9%
91.5%
90.6%
92.9%
92.7%
91.0%
2H04
1H05
2H05
1H06
Combined Ratio
Immunised Combined ratio
Insurance margin (before tax)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2H04
1H05
2H05
1H06
Notes:
1. Only 1H05 and subsequent periods have been restated for AIFRS; and
2. The immunised combined ratio is determined by assuming constant bond yields within each reporting period.
All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited. ABN 60 090 739 923 9
NRMA INSURANCE
SGIO
SGIC
CGU
STATE

This consistency of the earnings from core operations is even more visible on these charts. I used to refer to the trends on these graphs all going in the right direction. What I'm pleased to point out now is that the ratios have now been very stable for two years at very satisfactory levels.

Delivering these consistent results is a testament to the scale and diversity of the Group's operations in Australia and New Zealand. The inevitable variability in experience, for example due to weather related events or scheme changes, can be more readily absorbed by other areas. During 1H06, for instance:

- Some of the storm and fire costs in personal lines and commercial lines in Australia were offset by benign weather experience in claims for the New Zealand business; and
- Continued favourable development of commercial liability contrasts with additional allowances for future claims costs in the CTP portfolio driven by higher than anticipated growth in average weekly earnings.

The affect of having to book additional provisions for fire services levies, to which I referred earlier, is clear on the chart at the top left-hand side. When FSL is excluded from the expense ratio, it can be seen that the ratio of the remaining expenses has actually come back to 14.7%, particularly pleasing in an environment where overall premium rates have been flat to down.

The red line on the charts for the loss ratio and the combined ratio shows what we refer to as the immunised ratios. These are derived by assuming that the bond yields current at the beginning of each period remain constant. This gives a clearer picture of the underlying trend in claims experience.

There is no equivalent line on the insurance margin as our approach to investing our technical reserves means that the change in the claims expense due to differing discount rates is largely cancelled out by the capital profits/losses recorded on the investments held to back the technical reserves.

It is this consistency that has enabled us to increase our minimum expectation for the FY06 insurance margin from 13.5% to 14.0%.

Increased investment income

Portfolio income (pre-tax) and incl. derivatives	1H05		2H05		1H06	
	A$m	Return (%)	A$m	Return (%)	A$m	Return (%)
Technical reserves	263	8.1%	246	6.8%	192	5.6%
Shareholders' funds	285	23.4%	170	14.6%	345	23.2%
Total investment income	**548**	**12.4%**	**416**	**9.0%**	**537**	**10.8%**

All yields are annualised

- Technical reserves return of 5.6%
  - Includes active return of 26 bpts, primarily from the equity overlay
- Yield of 23.2% on shareholders' funds includes active return of 124 bpts
  - Return reflects mix of Australian equities (+16.0%), international equities (+33.4%), fixed interest (+4.8%) and cash (+5.8%)
- The overall gross return of 10.8% includes active return of 55 bpts or approximately $52m (pre-tax)
- Active returns delivered each year since listing in 2000

The returns shown excludes the investment income earned on the portfolio backing the RES in 1H06 ($16m) and 2H05 ($14m).

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 10

NRMA INSURANCE SGIO SGIC CGU STATE NZI

The Group's technical reserves return of 2.8% for the half-year (or 5.6% annualised) is essentially determined by the cash and bond yields. However, it is pleasing to note that the team delivered 26 basis points in active return, primarily from our equity overlay

The Group has benefited from the growth in equity market values during 1H06. Both the market returns and the active returns delivered by our fund managers were very strong. The active return was 124 basis points during 1H06.

The yield on the shareholders' funds portfolios of 11.6% (or 23.2% annualised) is lower than the market yields on equities due to the substantial portion of the shareholders' funds invested according to our surplus capital fund. The surplus capital fund is invested under an enhanced cash mandate (maximum of 20% in growth assets) on which the yield was 2.7% (or 5.4% annualised) for 1H06.

Reported ROE enhanced by equity markets – normalised ROE sustained

IAG
Insurance Australia Group


Annualised Return on Equity
30%
25%
20%
15%
10%
5%
0%
5.1%
13.9%
21.1%
14.4%
24.5%
18.8%
26.4%
18.2%
FY03
FY04
FY05
1H06
ROE (Actual) attributable to holders of ordinary shares
ROE (Normalised) attributable to holders of ordinary shares

- Equity market returns delivered further growth in reported ROE in 1H06
- Surplus capital (invested in enhanced cash mandate) reduced normalised ROE relative to FY05
  - Now in process of being utilised or paid to shareholders

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 11

The Group continues to generate high returns on equity.

The reported ROE for 1H06, on an annualised basis was 26.4%. Normalising* this to remove the volatility of equity returns on the core shareholders' funds portfolio, the annualised ROE was 18.2%.

The normalised return is lower in 1H06 than in FY05 due to the surplus capital being carried. This increases the denominator in the calculation and also earns a return below that being earned by the capital allocated to the business.

The average ROE reported since listing in August 2000 is 12.4%. This rises to 14.2% on a normalised basis.

❖ The Group normalises the return on equity by replacing the actual yield on the core shareholders' funds portfolios with a rate determined by adding a 4% equity risk premium to the 10 year bond rate. The surplus capital fund portfolio yield is not normalised as it is not intended to be held for the long-term.

Double digit dividend growth – 12.5%

IAG
Insurance Australia Group



Dividends per share
Cents
30.0
25.0
20.0
15.0
10.0
5.0
0.0
10.0
10.5
11.5
22.0
26.5
6.0
6.0
7.0
14.0
14.5
12.0
13.5
FY01
FY02
FY03
FY04
FY05
1H06
Interim dividend
Final dividend

All earnings pre-goodwill amortisation and post RPS dividends

- Dividends for 1H06 represent:
  - 47% of reported earnings
  - 68% of normalised earnings
- Since listing, the cumulative dividend payout is 62% of cash earnings

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 12

The Group's guidance on the total dividend on ordinary shares for FY06 was that it was confident that it could be increased by 10%. We are on track to do that and have declared an interim dividend of 13.5 cents per ordinary share which will be funded from our surplus capital.

This represents 68% of the normalised earnings for 1H06. This is near the top end of our dividend policy which is to pay 50 - 70% of normalised earnings, usually in a 45:55 split between interim and final.

Since listing, the cumulative payout ratio is 62% of earnings before goodwill amortisation for holders of ordinary shares.

We considered it appropriate to move towards the top end of the payout ratio in this period following consideration of a number of factors including:

- The Group's current surplus capital position; and
- The Group's expectation that it will return to higher growth.

The dividend is due to be paid on 10 April.

The Group's capacity to continue to generate increases in annual dividend of about 10% per annum beyond the next year or two will be dependent on successfully progressing our ambitions for profitable growth.

Increased regulatory capital coverage

IAG
Insurance Australia Group



MCR Multiple (times)
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
1.62x
Benchmark MCR 1.60x
0.39x
0.91x
1.85x
0.35x
1.18x
2.32x
0.32x
2.00x
0.35x
1.34x
2.35x
0.31x
2.04x
0.35x
1.39x
Benchmark MCR 1.55x
30-Jun-03
30-Jun-04
30-Jun-05
31-Dec-05
T1 Non-hybrid capital
T1 Hybrid
T2
RES

- The Group's capital, expressed as an MCR multiple, is 2.04 times
- The excess above 1.55x MCR is approximately $870m
- A further 0.31x MCR is available to the Group from its contingent capital

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited. ABN 60 090 739 923 13

The extent of the surplus capital can be seen in the graph of the Group's MCR multiple (ie the multiple that the Group's regulatory capital is to the minimum expected as determined by applying APRA capital principles to the Group's consolidated balance sheet).

The MCR multiple at 31 December is 2.04 times, compared with 2.00 times at 30 June 2005 and the Group's current benchmark level of 1.55 times. This translates into approximately $870m of surplus capital.

These figures exclude the Group's contingent capital of $550m which is represented by the yellow section on these charts. This capital has already been raised in the form of off-balance sheet debt and is at call for conversion into Tier One quality capital.

This very strong capital position supports our AA (stable) ratings and Standard & Poor's has confirmed that the capital return announced today will not endanger these ratings.

Capital return

- Surplus capital of approximately $870m at 1H06, before paying the interim dividend on ordinary shares of $215m
- Continuing philosophy of returning surplus capital to shareholders
  - History of buy-backs (three in five years)
- Surplus capital being held for pending Asian investments, particularly China
  - Imminent completion of AmAssurance
  - Tender for further stake in Safety Insurance is open
  - Working to finalise agreement with China Pacific Property Insurance
- Core operations expected to continue to generate surplus capital
- Decision to return $200m of capital to shareholders in 2H06
  - Form of return yet to be determined

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 14

When presenting on the Group's 2005 results, I referred to the strong surplus capital position and the Group's desire to temporarily pull back from our history of regular returns of surplus capital in anticipation of being able to execute on Asian expansion and not wishing to spend funds returning capital only to need to raise the capital again within a very short timeframe.

As it turned out, while we have announced progress on three transactions, none of these was settled before balance date.

The deal with AmAssurance is due to settle on 3 March (Foreign Investment Committee approval was received on 16 February) and the tender for shares in Safety Insurance is underway. The aggregate cost of these two investments will be less than $150m.

We don't expect to be able to reach the stage of paying for our stake in China Pacific Property Insurance before 30 June 2006.

Given this timeframe, our surplus franking credit position and our expectation of continued solid returns from our Australian and New Zealand operations, we concluded that we would move to return $200m to shareholders before 30 June 2006.

What form of capital return will be most efficient and effective has not yet been determined. Clearly special dividends and buy-backs are part of these considerations.

We will update the market once the Board makes its determination.

Acquiring stakes in profitable Asian insurers with total GWP of over $3bn

IAG Insurance Australia Group



CHINA
Philippine Sea
PHILIPPINES
INDONESIA
Indian Ocean
AUSTRALIA

	Est. total GWP[1]	Insurance industry growth pa
太保网 www.cpic.com.cn	$2,628m	14%
NZI	$35m	11%
Safety Insurance	$96m	11%
AmAssurance	$275m	10%
	$3,034m	

Notes:
1) Estimated GWP based on local accounting policies

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 15

I now want to provide some context for the progress we've made in executing our strategic goal of establishing a foothold in the Asian general insurance markets. While our Australian and New Zealand businesses are our core operations, the maturity of these markets and our leading positions within them, provide us with little scope for significant growth. Having identified this, we announced to the market four years ago that we were looking to the Asian region for a source of additional growth in the future.

Over the past four years, we've been involved in a number of potential deals which did not come to fruition for a range of reasons including price, misaligned objectives and our perception of cultural fit with the potential partner. In recent months we've been pleased that a number of transactions have progressed to the point of being announced to the market.

- In July 2005, the Group acquired a small general insurer in Thailand, formerly owned by Royal & SunAlliance Insurance Group. This company, now renamed IAG Insurance (Thailand) and operating under the NZI brand, is primarily a commercial insurer writing about $35m in GWP per annum;
- This is our second investment in Thailand, having had a strategic stake in Safety Insurance since 1998. We increased our voting stake in Safety Insurance just two weeks ago to 38.3% and currently have a tender in the market for the remaining shares. This offer is due to close on 27 March. Safety Insurance's business, which is currently writing close to $100m per annum of GWP, is complementary to NZI's in that it is primarily a personal lines insurer;
- In early December we announced that we had agreed to acquire an initial 30% stake in Malaysia's second largest motor insurer, AmAssurance Berhad. This business is, based on the latest figures to hand, generating over $270m per annum of GWP. The final regulatory approval for this transaction was received last week and completion is expected by the end of next week; and
- On 7 February, we announced the signing of an MOU (memorandum of understanding) to acquire an initial stake of 24.9% of China Pacific Property Insurance Company, China's second largest insurer which reported GWP of $2.2bn in the 10 months to October 2005.

All of these operations are reporting profits in their local markets.

Completion of these transactions will provide the Group with significant stakes in profitable companies generating over $3bn of GWP annually. And, this is in markets that are currently experiencing GWP growth of between 10% and 14% per annum.

IAG's initial equity interest equates to over $800m of GWP – 12.7% growth

IAG
Insurance Australia Group

Finalised transactions	Estimated annual GWP $m	Current equity share %	IAG share of GWP $m	Transactions as percentage of IAG GWP
IAG Thailand (NZI)	35	100.0	35	
Safety Insurance	96	38.3	37	
AmAssurance	275	30.0	83	
	406		155	2.4%
Transactions in progress	**Estimated annual GWP $m**	**Expected equity share %**	**IAG share of GWP $m**	**Transactions as percentage of IAG GWP**
CPPIC	2,628	24.9	657	
Safety Insurance		>50.0	>11	
	2,628		657	10.2%
Grand total	3,034		812	12.7%

- Settlement of AmAssurance is imminent and the tender for remaining shares in Safety Insurance is open
- Each of these businesses is reporting underwriting profits in its local market
- IAG share expected to improve through organic growth in these businesses and IAG's options to increase its initial equity holdings

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 16

On this slide we present what these transactions mean in terms IAG's growth.

The top half of the table reflects the transactions which are finalised – including the AmAssurance transaction which we are about to settle. Together our stakes in these companies add 2.4% to the GWP on which we will be earning income.

The second half of the table deals with the other transactions which are currently being progressed, ie the acquisition of 24.9% of CPPIC and further increasing our stake in Safety Insurance. For presentation purposes, we have assumed our share of Safety will end up at a minimum of 50%.

Apart from Thai business, we won't be a controlling shareholder of the other operations so we won't be consolidating the related premium but it will form the basis of adding value to IAG's shareholders in the form of dividends, reinsurance premiums and growth in the value of our stake in these businesses.

Both the AmAssurance deal and the MOU for CPPIC include terms providing for IAG to increase its stake beyond the initial stakes, subject to certain conditions and regulatory approvals. This, combined with the anticipated growth in these insurance markets on the back of economic growth rates that outstrip both Australia and New Zealand and increasing insurance penetration as the populations become more affluent, means the initial figure of $800m can be expected to grow quite quickly.

Further opportunities in Asia continue to be identified and investigated.

George Venardos

IAG
Insurance Australia Group

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

Changes in basis of reporting

- Required to report under Australian equivalents of International Financial Reporting Standards (AIFRS) for FY06
- All information relating to FY05 has been restated
  - Earlier periods not being restated as information not readily available
- Reconciliations in financial statements and appendix to investor report
- The most significant differences to the previous reporting basis arise from the treatment of
  - Reset preference shares as debt
  - Goodwill
  - Surpluses in superannuation funds
  - Software development costs
- The profits the Group's captive has earned from reinsuring the risks of the consolidated group have been allocated back to those businesses

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 18

As you are all aware, we are obliged to prepare our 2006 financial statements on the basis of AIFRS.

We have restated the financial statements for 2005 on the same basis. To supplement the reconciliations provided in the statutory financial statements, there are reconciliations by reporting segment in the investor report for the 2005 financial year.

As foreshadowed when we announced our June 2005 results, the net impact on the reported profits was immaterial. The most significant changes were:

- Reclassification of the Group's reset preference shares as debt rather than equity
- Only recording a write-down in goodwill when the goodwill is impaired. There is no longer any regular amortisation;
- Recognising the movement in the financial position of the defined benefit superannuation plan rather than cash contributions; and
- Capitalising and amortising software development – previously the requirements meant the Group expensed all costs as incurred.

Within the segment reporting we have made a further change. Following feedback from investors on how to treat the results of our captive, we decided that it would be best to allocate the profits and losses earned by the captive back to the other businesses based on the profits earned by the captive from those businesses. This has been effected by adjusting the reinsurance expense in each business by the relevant share of the captive's results. These adjustments are also set out in the appendix to the investor report. As this treatment differs from the usual consolidation treatment set out in the statutory financial statements, there are now minor differences between the two reports.

Australian Personal Lines

Australian Personal Lines	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
Gross written premium	**2,002**	**1,976**	**1,936**
Gross earned premium	**1,986**	**1,950**	**1,973**
Reinsurance expense	(83)	(127)	(93)
Net premium revenue	**1,903**	**1,823**	**1,880**
Net claims expense	(1,268)	(1,283)	(1,289)
Commission expense	(114)	(116)	(122)
Underwriting expense	(331)	(338)	(342)
Underwriting profit	**190**	**86**	**127**
Investment income on technical reserves	158	145	119
Insurance profit	**348**	**231**	**246**
Insurance ratios			
Loss ratio	66.6%	70.4%	68.6%
Expense ratio	23.4%	24.9%	24.7%
Commission ratio	*6.0%*	*6.4%*	*6.5%*
Administration ratio	*17.4%*	*18.5%*	*18.2%*
Combined ratio	90.0%	95.3%	93.3%
Insurance margin (before tax)	18.3%	12.7%	13.1%

All amounts for 1H05 & subsequent periods restated under AIFRS

Insurance Australia Group Limited ABN 60 090 739 923 19

Turning to the segments, Australian Personal Lines (APL) delivered a margin of 13.1% for the half which is up 0.4% on the 2H05 but well down on the 1H05 margin of 18.3%. This reflects a very strong performance from short-tail personal lines which was offset by a historically low margin from CTP.

GWP was down 2% from 2H05 and 3.3% relative to 1H05. The overall reduction in personal lines GWP was $40m relative to 2H05. Within this:

• The direct short-tail books increased by $3m in the period.

• The indirect personal lines book was down by $21m which is related to the reduction experienced in our commercial book; and

• Our CTP book reduced by $22m.

The reinsurance expense fluctuated in line with the division's share of recoveries delivered by our captive, IAG Re. The lower expense in 1H05 and 1H06, relative to 2H05, reflects the recovery of profits earned by the captive in those periods. The recoveries relate to cumulative attritional losses from weather events that triggered claims under our aggregate stop loss programme.

• The net claims expense for 1H06 includes an $8m favourable adjustment arising from the increase in discount rates used for the half-year, in contrast to 1H05 which included a negative adjustment of $28m.

• The investment return on technical reserves reduced in line with the increase in bond yields during the period.

• The administration expense ratio improved despite the fact that it includes an adjustment for prior period Fire Services Levy (FSL) of $14m which was notified by the NSW and Victorian Governments.

• It also includes incremental advertising costs of $10m more than 1H05.

• The realisation of other expense efficiencies enabled the total increase in administration expenses to be contained at $4m over the 2H05.

• $31m of expense efficiencies were targeted for implementation during the FY06. By 31 December 2005, $18m had been implemented and the business is on track to deliver the balance by 30 June 2006.

• Claims frequency was slightly better for both motor and home than it was for 1H05.

During the period wages growth, parts prices and building costs have all acted to increase claims costs. At the same time we have introduced our SCV system enhancements, new procurement models for home insurance, jewellery, carpet, computers, white and brown goods and building damage including glass.

This has led to an improvement in our average claims costs for contents and home building claims etc.

We have also established our new motor claims model for NSW and, after some interesting challenges, it is performing in line with the other states where it has been operating successfully for up to 3 years.

Recent customer feedback has been very positive as we continue to roll out further refinements to improve the consistency of the customer experience.

• In summary, the lower result from CTP has been offset by strong margins from our core short tail personal lines business.

CTP affordability and AWE inflation

IAG
Insurance Australia Group


20%
15%
10%
5%
0%
May-01
Aug-01
Nov-01
Feb-02
May-02
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Annual increase in NSW AWE
Qtrly increase annualised
Annual increase to quarter

- Measured using the 'Sydney best metro' rate over five years
  - Premium up by 1.6%
  - NSW AWE up by 28.4%
  - Annual CTP premium down to 35.3% of a week's AWE from 41.8%
- AWE acceleration raising concern about future claims payment inflation

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 20

Based on the latest available statistics our share of NSW premium has dropped 1.5% to 37.9% over the year to 31 December 2005. During the same period our share of NSW CTP as measured in terms of motor registrations dropped by only 0.5%.

In other words, during the past 12 months the quality of our mix of business has continued to improve due to the disproportionate reduction in our share of higher risk business.

CTP rates in NSW have not increased since July of 2003. The affordability of CTP in NSW has improved to a point where the annual CTP premium is down to 35% of AWE.

The chart at the top of this slide shows the most significant development for this class of business during the period. The Average Weekly Earnings index (AWE) as published by the ABS has been a reliable forward indicator of future claims costs in this book of business for many years. In the year to September 2005, the latest available information, AWE in NSW increased by 8.2%. This compares with an historic trend of around 4% pa.

- The blue line takes the increase for each quarter and annualises it (i.e. multiplies the increase for the quarter by four); and
- The pink line is a rolling twelve-month increase in the index.

The impact of this AWE trend, particularly the last 2 data points, has led to an increase in our reserves of $68m which reduced the insurance margin for APL in the period by 3.6%.

While there is some volatility in the data and the data may revert to the levels experienced for the past two to three years, the Group decided that it would be prudent to assume that the increased level of AWE may continue for some time.

There has been no notable change in average claims costs to date and settlements under the CARs process remain within our allowances. This change is focused on ensuring that there is an adequate reserve set aside to meet future claim settlement costs.

As mentioned in our reports on prior periods, the claims frequency in the NSW CTP scheme reduced over a number of years and the savings from the reducing frequency had out-weighed the inflation encountered in average claim payments.

Claims frequency has now effectively reached a plateau with any savings being out-weighed by inflationary pressures.

At this stage, no major increase in the benchmark premium is anticipated but the data will need to be closely monitored.

Note:

Long Term Care has a new name, Life Time Care (LTC).

LTC will take 11-13% of revenue of the scheme. This equates to a 1% reduction in revenue for IAG Group. We also expect material capital releases to come from this change.

Australian Commercial Lines

IAG
Insurance Australia Group

Australian Commercial Lines	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
Gross written premium	**827**	**867**	**761**
Gross earned premium	**831**	**803**	**823**
Reinsurance expense	(95)	(83)	(85)
Net premium revenue	**736**	**720**	**738**
Net claims expense	(524)	(405)	(409)
Commission expense	(90)	(88)	(86)
Underwriting expense	(147)	(148)	(165)
Underwriting profit	**(25)**	**79**	**78**
Investment income on technical reserves	93	87	59
Insurance profit	**68**	**166**	**137**
Profit from fee based business	11	(25)	1
Total commercial line result	**79**	**141**	**138**
Insurance ratios			
Loss ratio	71.2%	56.3%	55.4%
Expense ratio	32.2%	32.8%	34.0%
Commission ratio	*12.2%*	*12.2%*	*11.7%*
Administration ratio	*20.0%*	*20.6%*	*22.3%*
Combined ratio	103.4%	89.1%	89.4%
Insurance margin (before tax)	9.2%	23.1%	18.6%

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 21

In spite of the challenging premium environment Australian Commercial Lines delivered an insurance profit of $138m and an insurance margin of 18.6%. The profit is in line with the 2H05 and well ahead of the 1H05 result of 9.2%. The 1H06 GWP of $761m is 8.0% lower than the 2H05 and 12.2% lower than 1H05.

The softening cycle and competitive pressure continued to intensify during the period which accentuated the need for innovation and product diversity. Within this, we managed to maintain our renewal rates above 80%.

This GWP trend is in line with our ongoing strategy to balance market positioning and maintain underwriting discipline. The key tactic of maintaining high levels of customer retention has enabled us to sustain profitability during the half-year. In support of this approach, incentives are based on retention and profitability rather than growth and underwriting authorities have been restricted to ensure key risks or pricing decisions are reviewed before cover is issued.

As I said earlier, retention remained over 80% aided by the execution of initiatives to manage relationships, deliver product diversity and improve processes.

As you would expect the market has not been uniform with rates softening in the different classes for different reasons.

- Premium rates in liability reduced by more than any other class but profitability is still acceptable based on our projections.
- Most of our volume was lost due to the market pricing in property and construction classes being below our acceptable levels.
- We also saw notable increases in market capacity for professional indemnity which was instrumental in softening rates for this class.
- In contrast, our workers compensation book in WA benefited from the strong economy in that state.

If you exclude FSL from total expenses, our underwriting and administration costs were $230m in 1H06 vs $237m in 1H05. This one off impact of prior period FSL added $22m or 3% to the expense ratio for the period. New measures have now been put in place to reduce the potential impact of this type of notification in the future.

When we look at expense management opportunities there is no doubt that the commercial business we purchased from Aviva in 2003 had significantly underinvested in technology and automation. As a result, the business presents a number of opportunities to increase automation and reduce duplication and manual handling.

The single biggest initiative in the next 12 months will be the rollout of national operating procedures for all major processes. We expect to see further improvements in the cost base as the various initiatives are implemented.

The most notable component of the claims expense was further releases from liability claims reserves as the benefits of tort reform continue to emerge. There were no large losses from weather events in the period but the benefits of this were muted by an increase in individual large losses.

During 1H06 overall asbestos claims experience improved at a rate better than expected in the Group's reserving assumptions. Given the potential volatility in asbestos experience, the Group's provisions have not been adjusted and the level of provision has been maintained.

The survival ratio at 31 December 2005 is 42 times the average of the past three years claims paid.

International businesses

IAG
Insurance Australia Group

International operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
	A$m	A$m	A$m
Gross written premium	**499**	**502**	**509**
Gross earned premium	**494**	**496**	**524**
Reinsurance expense	(49)	(34)	(57)
Net premium revenue	**445**	**462**	**467**
Net claims expense	(271)	(298)	(272)
Commission expense	(49)	(44)	(46)
Underwriting expense	(70)	(70)	(77)
Underwriting profit	**55**	**50**	**72**
Investment income on technical reserves	12	14	14
Insurance profit	**67**	**64**	**86**
China Automobile Association	(2)	(2)	(3)
Total international result	**65**	**62**	**83**
Insurance ratios			
Loss ratio	60.9%	64.5%	58.2%
Expense ratio	26.7%	24.7%	26.3%
Commission ratio	11.0%	9.5%	9.8%
Administration ratio	15.7%	15.2%	16.5%
Combined ratio	87.6%	89.2%	84.5%
Insurance margin (before tax)	15.1%	13.9%	18.4%

All amounts for 1H05 & subsequent periods restated under AIFRS

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited ABN 60 090 739 923 22

At this stage the results of the International segment include IAG NZ and IAG Thailand which is trading as NZI.

IAG Thailand wrote GWP of $16m in 1H06 with a COR of 77.7%, which is well ahead of the business case that supported this acquisition.

Subject to gaining control of Safety Insurance through the current tender, the 2H06 consolidated results will also include Safety Insurance. This is a business in which we have been a minority shareholder since 1998. The business currently writes around $100m of GWP per annum with a COR which is consistently well under 100%.

The minority position in our Malaysian investment AMMB Insurance will be equity accounted going forward.

A record performance from IAG NZ

IAG
Insurance Australia Group

New Zealand Operations	Half-year ended Dec 04	Half-year ended Jun 05	Half-year ended Dec 05
	A$m	A$m	A$m
Gross written premium	**499**	**502**	**494**
Gross earned premium	**494**	**496**	**507**
Reinsurance expense	(49)	(34)	(45)
Net premium revenue	**445**	**462**	**462**
Net claims expense	(271)	(298)	(269)
Commission expense	(49)	(44)	(46)
Underwriting expense	(70)	(70)	(75)
Underwriting profit	**55**	**50**	**72**
Investment income on technical reserves	12	14	14
Insurance profit	**67**	**64**	**86**
Insurance ratios			
Loss ratio	60.9%	64.5%	58.2%
Expense ratio	26.7%	24.7%	26.2%
Commission ratio	11.0%	9.5%	10.0%
Administration ratio	15.7%	15.2%	16.2%
Combined ratio	87.6%	89.2%	84.4%
Insurance margin (before tax)	15.1%	13.9%	18.6%

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 23

The IAG NZ result is a record during our period of ownership and is also a result which, like the prior periods, is well ahead of the business case that supported the two acquisitions that make up this business, ie State and NZI.

These results were achieved despite the operating environment which produced a challenging landscape for business growth, strong competition amongst consolidated players and increasing capital capacity from foreign players.

The business performed well across the board with the direct channel, corporate partners and the broker channel all well positioned in the trade off between growth and profitability.

During the 1H06 IAG NZ managed to grow GWP in its direct personal lines and corporate partners channel which offset the reduction in the broker channel experienced in the soft cycle.

The loss ratio of 58.2% improved by 2.7% relative to 1H05 largely reflecting better claims experience and improved claims processes which were implemented during the period.

The increase in the administration ratio from 1H05 is due to a number of factors which include:

- the acquisition of three distribution businesses in 1H04 where we were the existing underwriter. This had the effect of moving expenses between external commission and administration expenses; and

- NEP has remained flat while the operating expense has had to absorb inflation and the cost of the business's further investment in core capability.

The NZ business is on track to complete the rollout of the Australian Personal Lines technology platform for policy administration and claims in the 1H07. Most of the remaining costs for the rollout will be incurred in the 2H06 and most of these costs will be capitalised and amortised in line with current IFRS requirements.

The NZ business also undertook a significant repricing of the home building insurance book which generated improved profitability in what has been an unprofitable product over an extended period.

Reinsurance

IAG
Insurance Australia Group

- Catastrophe event limit cover purchased was retained at $3.5bn
- Maximum event retention increased to $200m from $100m
  - Cost of cover in the market too expensive relative to the capital the Group considers necessary to back it
  - Moves the exposure to a little over 3% of NEP for one event
  - Cover for a second event in place with a $175m deductible
- Reinsurer counterparty credit profile has improved
  - 75% of catastrophe programme provided by 'AAA'/'AA' rated reinsurers (previously 70%)
  - Some of the programme continues to be 'collateralised' providing further comfort
- Reinsurance recoveries, including IBNR/IBNER, are $645m

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 24

The Group's catastrophe cover was renewed effective 1 January 2006.

The catastrophe event limit cover purchased was retained at $3.5bn. Although exposure across Australia and New Zealand grew by 8%, this growth was largely in areas which did not add to the Group's "peak" risks.

Based on the APRA minimum purchase requirement of a 1 in 250 years return period, the Group's minimum required cover for regulatory purposes is $2bn.

The $3.5bn of cover on the same APRA basis is equivalent to a return period of 1 in 430 years.

From 1 January 2006, the retained catastrophe loss for a first event was increased from $100m to $200m, dropping to $175m for a second event.

The $200m limit moves the income statement volatility from under 2% of net earned premium to approximately 3.5% of NEP.

The decision to increase the retained single event loss was made after careful consideration of the cost of cover available in the reinsurance market.

The best price offered was well above our view of a fair price for the risk.

In the end it proved to be capital efficient to retain the risk against the Group's capital.

The counter-party credit profile of the catastrophe programme has improved: The expiring programme obtained cover for 70% of the limit from parties rated S&P 'AA' or above the 2006 programme now stands at 75% 'AA' or above.

Furthermore, as in 2005, some of the limit was purchased on a 'collateralised' basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. This is superior protection relative to that generally available in the reinsurance market.

Capital strength – surplus capital

IAG
Insurance Australia Group

Coverage of regulatory capital requirements	IAG Group		
	[illegible]	[illegible]	[illegible]
Tier 1 capital			
Paid-up ordinary shares	3,263	3,263	3,263
Hybrid equity	539	539	539
Reserves	(4)	(6)	
Retained earnings	(51)	59	376
Excess technical provisions (net of tax)	328	499	465
Less: deductions [(1)]	(1,503)	(1,478)	(1,619)
	2,572	**2,876**	**3,024**
Tier 2 capital			
Subordinated debt	607	616	628
Capital base	**3,179**	**3,492**	**3,652**
Minimum capital requirements (MCR):			
Australian general insurance businesses	1,537	1,511	1,570
International insurance businesses MCR [(2)]	184	235	223
	1,721	**1,746**	**1,793**
MCR multiple	**1.85x**	**2.00x**	**2.04x**

1. *Includes goodwill, net deferred tax assets and capitalised software.*
2. *The MCR and capital base for the international insurance business is calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance business and the operations in New Zealand and Thailand.*

NRMA INSURANCE SGIO SGIC CGU STATE

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 25

This slide sets out MCR information for both the consolidated Australian operations and for the whole Group. The calculation is based on applying in principle the APRA standards for individual entities to the consolidated position, pending the publication by APRA of a standard to determine prudential capital at a consolidated level.

The data for the calculation is sourced from the Australian IFRS balance sheet. The introduction of IFRS has not had a material effect on the MCR calculation. Reset preference shares which are now classified as an interest-bearing liability in the Australian IFRS balance sheet continue to be treated as Tier 1 capital for regulatory purposes.

The other noticeable AIFRS adjustments are in relation to goodwill and capitalised software which are recognised as a benefit in the retained earnings. However, this benefit was offset by an increase in the deductions made in determining the capital base.

The comparatives for December 2004 and June 2005 have not been reinstated to an AIFRS basis.

The Group regulatory capital base, as defined by APRA, has increased from $3,492m to $3,652m during 1H06 due to:

- Strong earnings after tax for the period (net of final dividend paid in October 2005);
- Reduction in net future income tax benefits, primarily due to unrealised gains from strong investment performance;
- An increase in the Australian dollar value of the US dollar denominated term subordinated debt (recognised as lower Tier 2 capital); and
- A reduction in excess technical provisions. This was mainly due to an increase in the premium liability relative to the unearned premium balance caused by the increased inflation assumptions in the NSW CTP portfolio.

The regulatory capital required has increased from $1746m to $1793m as a result of the increase in the maximum event retention to $200m from $100m offset in part by a lower investment risk charge due to the lower holdings of equities.

The probability of adequacy for all insurance liabilities, i.e. including the liability on unexpired premium, increased from 90.2% at 30 June 2005 to 90.5% at 31 December 2005.


IAG
Insurance
Australia
Group
Outlook
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923

I'd now like to hand back to Michael Hawker to discuss our outlook.

Outlook

IAG
Insurance Australia Group

- During 2H06, the Group expects
  - To deliver an insurance margin in the range of 14 – 16% for FY06
  - Maintain A & NZ market shares, provided pricing is at sustainable levels
  - Progress completing the international investments already announced and pursue other opportunities in accordance with its stated strategy
  - Return $200m of surplus capital to shareholders by 30 June 2006
- Beyond FY06, the Group expects to
  - Experience premium growth in Australia and New Zealand that is more in line with long-term experience of market growth in insurance
  - Deliver returns on equity from the A & NZ business that exceed the insurance market average by 2 – 3%
  - Generate value for shareholders from its Asian platform for growth

NRMA INSURANCE SGIO SGIC CGU STATE NZI

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 27

During 2H06 the Group expects to:

- Sustain insurance margins such that the full year margin will be between 14% and 16%;
- Maintain its Australian and New Zealand market shares, provided that pricing is at sustainable levels;
- Progress completion of the international investments noted above and continue to investigate other opportunities in accordance with its stated strategy; and
- Return $200m of surplus capital to shareholders.

The Group's outlook for premium growth is dependant on the timing of the completion of the Asian investments outlined above as these have a material bearing on its growth prospects. At a macro level, the Group expects:

- The Australian and New Zealand insurance markets will continue the historic trends of growing at 1.5 – 2.0 times GDP measured over cycles. The point at which premium rates rise will depend on a number of external factors in the local economy and international insurance markets;
- The Group's current position within the Australian and New Zealand markets is such that it should be able to sustain returns of approximately 2 – 3% above the industry average. How this translates into insurance margins depends on an individual insurer's mix of business from time to time and that insurers' views on capital required to back its business;
- The growth rates in premium in the Group's Asian interests will exceed those of the Australian and New Zealand markets based on both the higher economic growth rates in the region and the increasing penetration of general insurance in these markets as the populations accumulate more wealth; and

We expect our returns on equity from the Australian and New Zealand business will exceed the insurance market averages by 2 – 3%.

The Group believes its Asian interests will provide a solid base for growth in earnings and value for shareholders.

We'd now like to take some questions.

Share price performance since listing

IAG
Insurance Australia Group


IAG Relative Share Price Performance
300
250
200
150
100
50
0
Facility price $2.75
Share price $5.44
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

NRMA INSURANCE SGIO SGIC CGU STATE

All amounts for 1H05 & subsequent periods restated under AIFRS
Insurance Australia Group Limited ABN 60 090 739 923 28

IAG
Insurance Australia Group

Questions

Insurance Australia Group Limited
ABN 60 090 739 923

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	80,064 ✓
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holders upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holders, ie $4 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 February 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,595,015,472 ✓	Ordinary
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	152,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] .... Date: 23 February 2006
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

82-3482,

IAG FINANCE (NEW ZEALAND) LIMITED

ABN 97 111 268 243

HALF YEAR FINANCIAL REPORT - 31 DECEMBER 2005

CONTENTS

	Page No.
Directors' Report	1
Lead Auditor's Independence Declaration	3
Income Statement	4
Balance Sheet	5
Statement of Changes in Equity	6
Cash Flow Statement	7
Notes to the Financial Statements	8
Directors' Declaration	14
Independent Review Report	15

IAG Finance (New Zealand) Limited is a public company limited by shares, incorporated and domiciled in Australia. It has reset exchangeable securities publicly traded on the Australia Stock Exchange. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000.

This half year financial report does not include all of the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by IAG Finance (New Zealand) Limited during the half year reporting financial period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

IAG FINANCE (NEW ZEALAND) LIMITED

DIRECTORS' REPORT

The Directors present their report together with the financial report of IAG Finance (New Zealand) Limited ("the Company") for the half year ended 31 December 2005 and the review report thereon.

Directors

The Company's Directors in office at any time during or since the end of the half year are as follows. Directors were in office for the entire financial period unless otherwise stated.

Mr JA Strong (Director since 9 November 2004), Mr RA Ross (Director since 9 November 2004), Mr MJ Hawker (Director since 9 November 2004), Mr G Venardos (Director since 6 October 2004) and Mr M Woods (Alternate Director for Mr MJ Hawker and Mr G Venardos from 9 November 2004).

Principal activity

The principal activity of the Company is to perform all treasury functions of the IAG Group's New Zealand operations. This function is performed through a New Zealand branch of the Company.

Result and review of operations

The Company was incorporated on 6 October 2004. All prior period comparative information for the income statement and cash flow statement is for the financial period from 6 October 2004 to 31 March 2005.

The net result of the Company for the half year ended 31 December 2005, after applicable income tax, was a profit of $1,591,000 (2004 - $657,000).

The following quarterly interest payment on the RES was made during the half year:

Payment date	Amount per RES	Interest rate
15 September 2005	$1.2130	4.8125% per annum
15 December 2005	$1.1914	4.7787% per annum

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 3 and forms part of the directors' report for the half year ended 31 December 2005.

IAG FINANCE (NEW ZEALAND) LIMITED

DIRECTORS' REPORT

Events subsequent to reporting date

There has not been any matter or circumstance which has arisen since 31 December 2005 that has significantly affected, or may significantly affect:

(a) the Company's operations in future years; or
(b) the results of those operations in future financial years; or
(c) the Company's state of affairs in future financial years.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest thousand dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 21st day of February 2006 in accordance with a resolution of the Directors.

.... Director

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of IAG Finance (New Zealand) Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2005 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
21st February 2006

IAG FINANCE (NEW ZEALAND) LIMITED

INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Half year ended 31 December 2005	Interim financial period from 6 October 2004 to 31 March 2005
	$000	$000
Interest revenue		
- related bodies corporate	**21,407**	8,908
- other corporations	**93**	309
Total interest revenue	**21,500**	9,217
Interest expense		
- related bodies corporate	**(4,671)**	(1,838)
- reset exchangeable securities	**(13,197)**	(5,643)
Total interest expense	**(17,868)**	(7,481)
Net interest income	**3,632**	1,736
Treasury fee income	**39**	7
Amortisation of capitalised transaction costs	**(1,253)**	(625)
Unrealised exchange gain / (loss)	**243**	(52)
Realised exchange gain	**39**	-
Other administration expenses	**(301)**	(85)
Profit before income tax	**2,399**	981
Income tax expense	**(808)**	(324)
Profit for the financial period	**1,591**	657

The above income statement is to be read in conjunction with the notes to the financial statements.

IAG FINANCE (NEW ZEALAND) LIMITED

BALANCE SHEET AS AT 31 DECEMBER 2005

	Note	31 December 2005 $000	30 June 2005 $000
Assets			
Cash and cash equivalents		2,016	2,397
Amounts receivable from related bodies corporate		9	2
Current tax assets		-	198
Plant and equipment		8	8
Loans to related bodies corporate		559,487	551,837
Total assets		561,520	554,442
Liabilities			
Payables		87	84
Interest payable on reset exchangeable securities		1,393	1,330
Amounts payable to related bodies corporate		68	51
Current tax liability		353	-
Employee benefits provision		8	8
Loans from related bodies corporate		16,836	12,858
Reset exchangeable securities	4	539,906	538,833
Total liabilities		558,651	553,164
Net assets		2,869	1,278
Equity			
Share capital		-*	-*
Retained earnings		2,869	1,278
Total equity		2,869	1,278

* The issued share capital of the Company was $1 represented by 1 fully paid ordinary share.

The above balance sheet is to be read in conjunction with the notes to the financial statements.

IAG FINANCE (NEW ZEALAND) LIMITED

STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Half year ended 31 December 2005	Interim financial period from 6 October 2004 to 31 March 2005
	$000	$000
Total equity at the beginning of the financial period	**1,278**	-
Profit for the financial period	**1,591**	657
Total equity at the end of the financial period	**2,869**	657

All movement in equity for the financial period relate to retained earnings. There were no movements in any other equity balances during the financial period.

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements.

IAG FINANCE (NEW ZEALAND) LIMITED

CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Half year ended 31 December 2005	Interim financial period from 6 October 2004 to 31 March 2005
	$000	$000
Cash flows from operating activities		
Interest received	**21,207**	7,255
Interest paid	**(17,607)**	(4,943)
Income tax paid	**(277)**	-
Other operating receipts	**32**	-
Other operating payments	**(278)**	(7)
Net cash provided by operating activities	**3,077**	2,305
Cash flows from investing activities	**-**	-
Cash flows from financing activities		
Proceeds from issue of reset exchangeable securities	**-**	550,000
Loan to a related body corporate	**-**	(550,000)
Loan from a related body corporate	**-**	12,462
Repayment of loan to a related body corporate	**(3,578)**	-
Payment of borrowing costs	**-**	(12,572)
Net cash used in financing activities	**(3,578)**	(110)
Net (decrease) / increase in cash held	**(501)**	2,195
Cash and cash equivalents at the beginning of the financial period	**2,397**	-
Effects of exchange rate changes on cash held in foreign currencies	**120**	3
Cash and cash equivalents at the end of the financial period	**2,016**	2,198

The above cash flows statement is to be read in conjunction with the notes to the financial statements.

IAG FINANCE (NEW ZEALAND) LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

1. Summary of significant accounting policies

This general purpose financial report of IAG Finance (New Zealand) Limited ("Company") for the half year reporting financial period ended 31 December 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, the Corporations Act 2001 and the Australian Stock Exchange Listing Rules. This general purpose financial report of the Company was authorised by the Board of Directors for issue on 21st February 2006.

This half year financial report does not include all of the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the financial period ended 30 June 2005 and any public announcements made by IAG Finance (New Zealand) Limited during the half year reporting financial period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The half year financial report would normally include only those significant accounting policies that are different to those applied in the preceding annual financial report. To assist readers in understanding the significant accounting policies of the Company under the new Australian equivalents to International Financial Reporting Standards ("AIFRS"), we provide below a complete set of significant accounting policies.

(a) Basis of preparation of half year financial report

For all financial periods up to and including the financial period ended 30 June 2005, the Company prepared financial reports in accordance with Australian Generally Accepted Accounting Principles ("Australian GAAP"). From 1 July 2005, the Company is required to prepare financial reports in accordance with AIFRS effective for the half year ended 31 December 2005 and the full year ending 30 June 2006. The principal accounting policies adopted in the preparation of the financial report are set out below. The functional and presentation currency used for the preparation of this financial report is Australian dollars.

The prior period comparative information for the income statement is for the financial period from the date of incorporation on 6 October 2004 to 31 March 2005. The first annual financial period of the Company was from 6 October 2004 to 30 June 2005.

Compliance with International Financial Reporting Standards

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board. IFRS forms the basis of Australian Accounting Standards adopted by the Australian Accounting Standards Board, being AIFRS. This interim financial report of the Company complies with IFRS.

First time adoption of AIFRS

This interim financial report is the Company's first interim financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing this financial report.

There was no financial impact of the transition from Australian GAAP to AIFRS on the Company's financial position, financial performance and cash flows.

Certain items have been reclassified from the prior financial period's financial report to conform to the current financial period's presentation; the capitalised transaction costs on reset exchangeable securities ("RES"), previously disclosed as an asset are now disclosed together with RES.

The accounting policies adopted in the preparation of this financial report have been consistently applied by the Company to all financial periods presented in the financial report. These financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions noted in the financial report, with the principal exception being the measurement of all derivatives at fair value.

Critical accounting judgements and estimates

In the process of applying the Company's accounting policies, various judgements and estimates are made. None of the accounting judgements or estimates made during the financial period are considered to have had a significant impact on the amounts recognised in the financial report (prior interim financial period – none).

IAG FINANCE (NEW ZEALAND) LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(a) Basis of preparation of half year financial report (continued)

Australian accounting standards issued but not yet effective
As at the date of finalisation of this financial report, there are a number of new and revised accounting standards on issue with mandatory application dates after the end of this current reporting period. Many of the standards are permitted to be early adopted. Each of the standards that were able to be early adopted and applied for the half year financial report have been early adopted and applied. We note the following standards that have only a disclosure impact that will be relevant for the first time to the 2006 annual report:

- AASB 7 *Financial Instruments: Disclosures* applicable for the first time to the 30 June 2008 financial report. It is anticipated this standard will be early adopted for the 2006 annual financial report together with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7.

- AASB 124 *Related Party Disclosures* issued in December 2005 and the amendments made by AASB 2004-3 *Amendments to Australian Accounting Standards* for which application of the standard is mandatory for the 2006 annual financial.

(b) Interest income

Interest income on a loan to a related body corporate and external parties is brought to account on an accruals basis.

(c) Interest expense

Interest expense on reset exchangeable securities and loan from a related body corporate is brought to account on an accruals basis.

(d) Taxation

(i) Income tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates for each jurisdiction, and any adjustment to tax payable in respect of previous financial periods. Deferred tax expense is the change in deferred tax assets and liabilities between the reporting financial periods.

Deferred tax assets and liabilities are recognised using the balance sheet method for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except in the following circumstances when no deferred tax asset or liability is recognised:

- temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss;
- temporary differences between the carrying amount and tax bases of investments in subsidiaries where it is probable that the differences will not reverse in the foreseeable future; and
- temporary differences relating to goodwill that is not deductible for tax purposes.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

IAG FINANCE (NEW ZEALAND) LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(d) Taxation (continued)

(ii) Tax consolidation
Insurance Australia Group Limited ("IAG") ("head entity") and its Australian resident wholly-owned subsidiaries have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The Company is part of this tax-consolidated group effective from its date of incorporation.

Current tax expense/income and deferred tax assets and liabilities arising from temporary differences of the Company are recognised by the Company in its financial statements using the 'separate taxpayer within group' approach by reference to the carrying amounts in the financial statements of the Company and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the Company are assumed by the head entity in the tax-consolidated group and are recognised as amounts payable/(receivable) to/(from) the head entity in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

Nature of tax funding arrangements and tax sharing arrangements
The Company has entered into a tax funding arrangement with the head entity which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the Company recognising an intercompany payable/(receivable) equal in amount to the tax liability/(asset) assumed. The intercompany amount payable/(receivable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The Company has also entered into a tax sharing agreement with the head entity. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(iii) Goods and services tax
Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables in the balance sheet. Cash flows are included in the cash flows statement on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Derivatives

The Company uses a variety of derivatives for the purpose of managing its foreign currency exchange rates and interest rate exposures. Derivatives are not held for speculative purposes. While the Company has a number of economic hedges in place, no transaction has been selected for hedge accounting. The derivatives are initially recognised on the balance sheet at fair value (generally the transaction price; the fair value of the consideration given or received) with movements in fair value being recorded in the income statement. Fair value is generally determined using the current bid price for derivatives classified as assets and the current ask price for derivatives classified as liabilities.

The derivatives are classified as assets and disclosed as receivables when the fair value is positive, or as liabilities and disclosed as payables when the fair value is negative, except for cross currency swaps relating to borrowings, which are disclosed together with the borrowings. The treatments for the various instruments are as follows:

IAG FINANCE (NEW ZEALAND) LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(e) Derivatives (continued)

Cross currency swaps - The Company enters into cross currency swaps to hedge foreign currency borrowings. Interest receipts and payments on the swaps are charged to the income statement on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing and are included within the interest expense on borrowings. Revaluation gains and losses are recognised in the income statement against the revaluation losses and gains of the underlying hedged items.

Interest rate swaps – The Company enters into interest rate swaps to hedge its exposure to interest rate movements on its borrowings. The interest income and expense associated with the swap agreements are charged to the income statement on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowings. The swaps are recognised in the balance sheet at fair value being the net amounts receivable or payable at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

Forward foreign exchange contracts – The Company enters into forward foreign exchange contracts to hedge foreign currency exposures recognised on its balance sheet. The forward foreign exchange contracts are recognised in the balance sheet at fair value being the net amounts receivable or payable under the contracts and the associated deferred gains or losses. When recognised, the net receivables or payables are revalued using the foreign currency exchange rate current at reporting date.

(f) Foreign currency

(i) Foreign currency transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities recognised in foreign currencies at reporting date, are translated to Australian dollars at rates of exchange current at reporting date. Resulting exchange differences are brought to account in the income statement.

(ii) Translation of controlled foreign operations
The financial position and performance of the controlled foreign branch which has a functional currency other than Australian dollars are translated into the Company's presentation currency for inclusion in the Company's financial report. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. Items from the income statement are translated using weighted average rates for the reporting financial period. Exchange differences arising from the translations are recorded directly in the income statement.

(g) Employee benefits

Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(h) Loans to/from related bodies corporate

The loans to/from related bodies corporate are initially recognised at fair value less transaction costs that are directly attributable to the transaction. After initial recognition the loans are carried at amortised cost using the effective interest rate method.

(i) Reset exchangeable securities

Reset exchangeable securities ("RES") are initially measured at face value less transaction costs directly attributable to the issue of the securities. Interest expense on the reset exchangeable securities is brought to account on an accruals basis and payable quarterly subject to the terms of issue. Transactions costs are capitalised, disclosed together with RES and are amortised over 5 years from the date of issue.

IAG FINANCE (NEW ZEALAND) LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

2. Ultimate parent entity

The parent and ultimate parent entity is IAG, which owns 100% of the issued share capital of the Company. IAG is an entity incorporated in Australia and listed on the Australian Stock Exchange.

3. Segment reporting

The Company operates as a special purpose company issuing RES in Australia. RES are listed on the Australian Stock Exchange.

The Company also generates income from providing treasury functions to IAG's New Zealand operations.

	31 December 2005	30 June 2005
4. Reset exchangeable securities	**$000**	$000
5,500,000 reset exchangeable securities	**550,000**	550,000
Less: capitalised transaction costs	**(10,094)**	(11,167)
	539,906	538,833
Balance at the beginning of the financial period	**538,833**	-
Issue of reset exchangeable securities	**-**	550,000
Transaction costs incurred	**-**	(12,604)
Amortisation of capitalised transaction costs	**1,253**	1,260
Foreign exchange movements	**(180)**	177
Balance at the end of the financial period	**539,906**	538,833

On 11 January 2005, the New Zealand branch of the Company issued 5,500,000 reset exchangeable securities ("RES") raising a total of $550,000,000. The RES began trading on the Australian Stock Exchange on 12 January 2005.

The gross proceeds of the issue were loaned to a related body corporate, IAG (NZ) Holdings Limited on commercial terms. This is disclosed as a loan to a related body corporate on the balance sheet and includes accrued interest.

RES holders are entitled to an interest payment, subject to the terms of issue, that is non-cumulative and based on a floating rate. These interest payments are expected to be fully franked.

The Company's obligations to the RES holders are secured by a portfolio of high quality, short-dated, fixed interest securities ("Portfolio"). This Portfolio is held by a special purpose related body corporate, IAG Portfolio Limited. The Portfolio was funded by a loan from Insurance Australia Limited, a related body corporate, to IAG Portfolio Limited. At 31 December 2005, the market value of the Portfolio was $551,164,000.

Interest payments on RES will depend on the performance of the Portfolio. An interest payment may not be paid in full if the total income from the Portfolio is less than the interest payment on RES. An interest payment may not be made at all if IAG does not have sufficient profits equal to or greater than the interest payment on RES and has not paid a dividend on any of its classes of capital.

RES redemption amounts will depend on the performance and creditworthiness of the Portfolio. IAG may, at any time, exercise its right to exchange some or all RES for preference shares issued by IAG.

The Company may change some of the terms of the RES or redeem or convert some or all RES on a reset date. The first reset date is 15 March 2010 after which the reset dates are expected to be every 5 years. RES holders can request redemption of some or all of their RES under certain circumstances.

IAG FINANCE (NEW ZEALAND) LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

5. Contingent liabilities and contingent assets

There have been no material changes in the Company's contingent liabilities or contingent assets since 30 June 2005.

As reported in the annual report of the Company at 30 June 2005, contingent assets and liabilities in respect of the issue of RES are as follows:

(a) IAG Portfolio Limited, a wholly-owned subsidiary of IAG, has granted to Permanent Trustee Company Limited ("Trustee") a mortgage over IAG Portfolio Limited's Portfolio and a floating charge over its rights, property and undertaking as a security to the RES holders.

(b) To safeguard the interests of RES holders, the Company has granted the Trustee of the RES, a fixed charge over its rights, title and interest in the payments to it under the Portfolio Management Agreement and certain intra group receivables.

(c) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below the 'floor' rate of 2.80% per annum. This will enable IAG Portfolio Limited to generate sufficient income to allow the Company to make part or full interest payments on RES.

(d) In the event of an interest payment on RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on RES.

(e) IAG may exchange some or all RES for preference shares issued by IAG at any time.

(f) The Company may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(g) The Company may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(h) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(i) IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including the trustee and custodian.

(j) IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on RES.

IAG FINANCE (NEW ZEALAND) LIMITED

DIRECTORS' DECLARATION

In the opinion of the Directors of IAG Finance (New Zealand) Limited:

(a) the financial statements and notes, set out on pages 4 to 13, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the IAG Finance (New Zealand) Limited as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the half year ended 31 December 2005.

Signed at Sydney this 21st day of February 2006 in accordance with a resolution of the Directors.

.... Director

Independent Review Report to the shareholder of IAG Finance (New Zealand) Limited

Scope

The financial report and directors' responsibility

The financial report comprises the interim income statement, balance sheet, statement of changes in equity, cash flows statement, accompanying notes 1 to 5 to the financial statements, and the directors' declaration for IAG Finance (New Zealand) Limited ("the Company").

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 First-Time Adoption of Australian equivalents to International Financial Reporting Standards.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of IAG Finance (New Zealand) Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Company's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
21st February 2006

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

13 February 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG') ANNOUNCES INCREASING STAKE IN THAILAND'S SAFETY INSURANCE

IAG announces it has increased its interest in Thailand's Safety Insurance Public Company Limited (Safety Insurance) and is seeking to increase it further.

IAG, through its Thai investment holding company, NHCT Limited, acquired an additional 16.7% interest in Safety Insurance on Friday 10 February 2006, taking its existing 21.6% shareholding, acquired in October 1998, to 38.3%.

The Group is now seeking to further increase its interest through a general tender offer to all Safety Insurance shareholders. The tender document is to be delivered to Safety Insurance shareholders and published on the Stock Exchange of Thailand shortly. The outcome of the tender process will be known over the following month. The offer price implies a value of approximately A$87m for 100% of the company.

Increasing the Group's interest in Safety Insurance is another step towards ensuring the Group will be a key player in fast growing Thai insurance industry, in line with its Asian expansion strategy. The Group has another Thai insurer, IAG Thailand (formerly Royal & SunAlliance), which it acquired in July 2005.

About Safety Insurance
Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's 7th largest general insurer and 5th largest motor insurer and currently generates approximately A$100m in GWP per annum. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Media inquiries: Emma Foster +61 2 9292 8929 or +61 411 013 170

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

8 February 2006

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
ANNOUNCES CHANGES TO ITS EXECUTIVE TEAM**

An announcement concerning changes in IAG's executive team is attached for disclosure to the market.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
**Group Company Secretary &
Head of Investor Relations**

MEDIA RELEASE

8 February 2006

Insurance Australia Group
Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG announces changes to its executive team

Insurance Australia Group Limited (IAG) today announced changes to its executive team including the rotation of responsibilities for some existing executives and the promotion of two senior managers to the executive.

IAG Chief Executive Officer, Mr Michael Hawker said the changes would ensure the talent and depth of capability was shared across the Group, while continuing to align executive roles to core businesses.

The key changes include:

- David Issa, currently Group Executive, Technology Services, will take up the role as CEO, Personal Insurance. He will continue to have responsibility for the Group's technology services.
- Rick Jackson, currently CEO, Personal Insurance, will take on the newly created role of CEO, Asset Management, Reinsurance and Group Strategy.
- David Smith, currently CEO, IAG New Zealand, has decided to leave New Zealand and, as a result, IAG. Nick Hawkins, formerly Head of Asset Management and General Manager, Group Finance, will take on the role of CEO, IAG New Zealand.
- Jacki Johnson, currently Head of Risk Management Services, will join the executive team, as CEO, Business Partnerships.
- All other executives remain in their current positions and Justin Breheny will join the executive as planned in March as CEO, Asia.

"As we transition from a purely domestic organisation to an international business, we'll continue to evolve our executive structure to ensure we make best use of our expertise," Mr Hawker said.

"In his new role, Rick Jackson will use his 20 years experience in underwriting, claims and financial analysis to determine our reinsurance needs, manage our in-house asset management group and drive our longer-term strategy.

"At the same time, David Issa will use his expertise in technology to create product innovation and continue to improve customer service in our personal lines business. During the past three years David has transformed our Technology Services area and has worked closely with Personal Insurance to introduce new initiatives such as our single customer view project which has enhanced our understanding of our customer base and our ability to cross-sell our products and services. He's also had experience running financial services businesses from his time in banking.

"I'm also delighted to announce the appointment of two internal candidates, Jacki Johnson and Nick Hawkins, to our executive as it highlights the depth of talent in our broader management team and our focus on succession planning and career development.

"Both Jacki and Nick have held several senior roles with the Group. Jacki has held senior positions in strategy, the CGU integration project office, as Head of Organisational Effectiveness and currently as the Head of Risk Management Services. Nick is currently Head of Asset Management & Group Strategy and was previously the General Manager, Group Finance."

Mr Hawker thanked David Smith for his dedication and achievements since joining IAG in 1999.

"David has made an enormous contribution to the Group, including the creation of IAG New Zealand and the highly successful integrations of State Insurance and NZI. While we are disappointed David is leaving the Group, we fully support his decision to leave New Zealand and focus on his family."

Mr Hawker said the changes were effective immediately.

IAG's executive team is as follows. Profiles of the group executives are included in the attached fact sheet.


Michael Hawker
CEO IAG
Justin Breheny
CEO, Asia
Nick Hawkins
CEO, IAG New Zealand
David Issa
CEO, Personal Insurance
Rick Jackson
CEO, Asset Management, Reinsurance & Group Strategy
Jacki Johnson
CEO, Business Partnerships
Mario Pirone
CEO, CGU
Tony Coleman
Chief Risk Officer & Group Actuary
Christine McLoughlin
Group Executive, Office of the CEO
Sam Mostyn
Group Executive, Culture & Reputation
George Venardos
Chief Financial Officer

- ends -

Media Relations		**Investor Relations**	
Name	Carolyn McCann	**Name**	Anne O'Driscoll
Telephone	02 9292 9557	**Telephone**	02 9292 3169
Mobile	0411 014 126	**Mobile**	0411 012 675